SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the "Group"), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's

internal control.

· Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

· Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

· Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

· Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023

(In millions of Korean won)	Notes		2024	2023
Assets				
Cash and due from banks	3,6,9,40,41	₩	32,161,687	28,056,776
Securities at fair value through profit or loss	3,7,41,43		25,950,314	23,663,110
Derivative assets	3,8,41,43		7,403,480	3,263,290
Loans at amortized cost	3,9,41,43		387,840,817	348,642,129
Loans at fair value through profit or loss	3,9		772,358	536,824
Securities at fair value through other comprehensive income	3,10,18,43		52,203,335	50,609,366
Securities at amortized cost	3,10,18,43		28,856,882	30,719,163
Property and equipment	5,11,12,17,18		2,614,780	2,518,593
Intangible assets	5,13		1,012,388	1,087,206
Investments in associates	14		619,772	332,250
Investment properties	5,15		621,261	625,125
Net defined benefit assets	24		261,805	277,784
Current tax assets	37		61,722	38,814
Deferred tax assets	37		107,612	135,371
Other assets	3,9,16,41		16,173,365	17,955,031
Non-current assets held for sale	17		29,583	36,444
Total assets		₩	556,691,161	508,497,276
Liabilities				
Financial liabilities designated at fair value through profit or loss	19	₩	261,299	254,832
Deposits	3,20,41		412,099,621	370,959,649
Financial liabilities at fair value through profit or loss	3,21		597,058	419,342
Derivative liabilities	3,8,41,43		7,536,786	3,512,594
Borrowings	3,22,40,41		22,719,172	26,701,198
Debt securities issued	3,23,40		46,692,753	37,750,685
Net defined benefit liabilities	24		8,274	6,977
Provisions	25,39,41		423,210	677,621
Current tax liabilities	37		266,634	164,681
Deferred tax liabilities	37		298,871	14,378
Other liabilities	3,12,26,41,44		29,022,748	34,504,106
Total liabilities			519,926,426	474,966,063
Equity				
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		2,088,595	1,988,535
Capital surplus	27		403,164	403,164
Capital adjustments	27,37		2,154	1,946
Accumulated other comprehensive gain (loss)	27,37		93,197	(618,125)
Retained earnings	27,28		26,235,404	23,815,520
(Regulatory reserve for loan loss)			(2,348,954)	(2,500,641)
(Required provision for (reversal of) regulatory reserve for loan loss)			(442,012)	((151,687))
(Expected provision for (reversal of) regulatory reserve for loan loss)			(442,012)	((151,687))
Total equity attributable to equity holder of Shinhan Bank			36,750,592	33,519,118
Non-controlling interests	27		14,143	12,095
Total equity			36,764,735	33,531,213
Total liabilities and equity		₩	556,691,161	508,497,276

See accompanying notes to the consolidated financial statements.

3

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

`

	Notes	2024	2023
Interest income			
Financial instruments at fair value through profit or loss	₩	697,467	584,502
Financial instruments at fair value through other comprehensive income and amortized cost		21,092,068	19,796,687
Interest expense		12,952,498	11,978,530
Net interest income	3,5,29,41,43	8,837,037	8,402,659
Fees and commission income		1,385,507	1,266,531
Fees and commission expense		362,535	355,580
Net fees and commission income	3,5,30,41,43	1,022,972	910,951
Dividend income	31,43	78,727	49,529
Net gain on financial instruments at fair value through profit or loss	32	354,535	740,907
Net foreign currencies transaction gain		339,943	161,476
Net gain (loss) on financial instruments designated at fair value through profit or loss	19	(6,466)	2,495
Net gain on disposal of securities at fair value through other comprehensive income	10	101,135	21,697
Net loss on disposal of securities at amortized cost	10	(41)	(107)
Provision for credit loss allowance	3,9,41	385,708	865,048
General and administrative expenses	33,41	3,913,170	3,813,872
Net other operating expenses	5,35,41	(1,369,718)	(1,463,490)
Operating income		5,059,246	4,147,197
Net non-operating expenses	5,36	(299,165)	(114,648)
Share of profit of associates	5,14	9,856	8,556
Profit before income taxes	5	4,769,937	4,041,105
Income tax expense	5,37	1,074,024	973,114
Profit for the year	5,28	3,695,913	3,067,991

(Adjusted profit after reflection of regulatory reserve for loan loss
  For the year ended December 31, 2024:
   3,253,901 million won
  For the year ended December 31, 2023:
   3,219,679 million won

Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2024 and 2023

(In millions of Korean won, except earnings per share data)

	Notes		2024	2023
Other comprehensive income (loss) for the year, net of income tax				
Items that may be reclassified subsequently to profit or loss:				
Foreign currency translation differences for foreign operations		₩	353,868	(7,811)
Unrealized net change in fair value of securities at fair value through other comprehensive income			306,437	774,304
Shares in other comprehensive income of associates			8,235	7,156
			668,540	773,649
Items that will not be reclassified to profit or loss:				
Remeasurements of defined benefit plans			(9,843)	(158,463)
Unrealized net change in fair value of securities at fair value through other comprehensive income			60,076	24,652
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(1)	-
			50,232	(133,811)
Other comprehensive income for the year, net of income tax	3,27,37	₩	718,772	639,838
Total comprehensive income for the year		₩	4,414,685	3,707,829
Profit attributable to:				
Equity holder of Shinhan Bank		₩	3,695,449	3,067,681
Non-controlling interests			464	310
Profit for the year	5	₩	3,695,913	3,067,991
Total comprehensive income attributable to:				
Equity holders of Shinhan Bank		₩	4,412,637	3,707,329
Non-controlling interests			2,048	500
Total comprehensive income for the year		₩	4,414,685	3,707,829
Earnings per share:				
Basic and diluted earnings per share in won	38	₩	2,278	1,878

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2023

(In millions of Korean won)		Attributable to equity holder of Shinhan Bank						Non-controlling interests	Total
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings		
Balance at January 1, 2023	₩	7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260
Total comprehensive income (loss), net of income tax									
Profit for the year		-	-	-	-	-	3,067,681	310	3,067,991
Other comprehensive income (loss) for the year									
Foreign currency translation differences for foreign operations		-	-	-	-	(7,995)	-	184	(7,811)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	802,015	(3,055)	(4)	798,956
Share of other comprehensive income of associates		-	-	-	-	7,156	-	-	7,156
Remeasurements of defined benefit plans		-	-	-	-	(158,473)	-	10	(158,463)
Total comprehensive income for the year		-	-	-	-	642,703	3,064,626	500	3,707,829
Transactions with owners in their capacity as owner									
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	-	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	-	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	-	(500,000)
Share-based payment transactions		-	-	-	18	-	-	-	18
Additional investments in subsidiaries		-	-	-	-	-	-	3,244	3,244
Others		-	-	-	299	-	(299)	-	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(569)	-	(1,246,544)	3,244	(1,343,876)
Balance at December 31, 2023	₩	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213

See accompanying notes to the consolidated financial statements

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2024

(In millions of Korean won)		Attributable to equity holder of Shinhan Bank						Non-controlling interests	Total
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings		
Balance at January 1, 2024	₩	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213
Total comprehensive income (loss), net of income tax									
Profit for the year		-	-	-	-	-	3,695,449	464	3,695,913
Other comprehensive income (loss) for the year									
Foreign currency translation differences for foreign operations		-	-	-	-	352,277	-	1,591	353,868
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	360,647	5,866	-	366,513
Share of other comprehensive income of associates		-	-	-	-	8,235	-	-	8,235
Remeasurements of defined benefit plans		-	-	-	-	(9,836)	-	(7)	(9,843)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	-	(1)
Total comprehensive income for the year		-	-	-	-	711,322	3,701,315	2,048	4,414,685
Transactions with owners in their capacity as owner									
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	-	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	-	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	-	399,387
Repayment of hybrid bonds		-	(299,327)	-	(673)	-	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	-	(4)
Others		-	-	-	885	-	(885)	-	-
Total transactions with owners in their capacity as owners		-	100,060	-	208	-	(1,281,431)	-	(1,181,163)
Balance at December 31, 2024	₩	7,928,078	2,088,595	403,164	2,154	93,197	26,235,404	14,143	36,764,735

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023
Cash flows from operating activities			
Profit for the year	₩	3,695,913	3,067,991
Adjustments for:			
income tax expense		1,074,024	973,114
Interest income		(21,789,535)	(20,381,189)
Interest expense		12,952,498	11,978,530
Dividend income		(78,727)	(49,529)
		(7,841,740)	(7,479,074)
Income and expense items without cash inflow/outflow:			
Net gain on financial instruments at fair value through profit or loss		(370,581)	(589,019)
Net gain on non-cash foreign currencies transactions		(120,998)	(12,985)
Net loss (gain) on financial instruments designated at fair value through profit or loss		6,466	(2,495)
Net gain on disposal of financial assets at fair value through other comprehensive income		(101,135)	(21,697)
Net loss on disposal of securities at amortized cost		41	107
Provision for credit loss allowance		385,708	865,048
Non-cash employee benefits		102,880	100,936
Depreciation and amortization		537,240	495,746
Net non-cash other operating expenses		200,889	409,261
Share of profit of associates		(9,856)	(8,556)
Non-operating expenses		204,130	54,977
		834,784	1,291,323
Changes in assets and liabilities:			
Deposits at amortized cost		651,994	710,400
Securities at fair value through profit or loss		(391,326)	(856,019)
Derivative assets		2,775,565	3,850,984
Loans at amortized cost		(35,816,009)	(5,439,288)
Loans at fair value through profit or loss		(233,117)	435,505
Other assets		1,547,064	(1,959,296)
Deposits due to customers		38,845,506	(2,030,733)
Financial liabilities at fair value through profit or loss		9,418	(66,307)
Derivative liabilities		(2,598,931)	(3,923,647)
Defined benefit liabilities		(80,266)	(43,906)
Provisions		(456,726)	(4,779)
Other liabilities		(6,527,440)	9,432,298
		(2,274,268)	105,212
Income tax paid		(796,796)	(1,229,041)
Interest received		21,868,131	19,949,921
Interest paid		(12,414,047)	(10,594,650)
Dividends received		109,856	51,625
Net cash inflow from operating activities		3,181,833	5,163,307

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023
Cash flows from investing activities			
Net cash flow of derivative financial instruments for hedges	₩	45,974	13,687
Proceeds from decrease of securities at fair value through profit or loss		703,254	801,197
Acquisition of securities at fair value through profit or loss		(2,262,642)	(2,045,508)
Proceeds from decrease of securities at fair value through other comprehensive income		37,120,488	28,956,337
Acquisition of securities at fair value through other comprehensive income		(36,910,800)	(29,196,992)
Proceeds from decrease of securities at amortized cost		7,119,902	4,191,774
Acquisition of securities at amortized cost		(5,004,766)	(6,360,709)
Proceeds from disposal of property and equipment		2,229	1,807
Acquisition of property and equipment		(132,172)	(166,282)
Proceeds from disposal of intangible assets		16	5
Acquisition of intangible assets		(361,266)	(343,814)
Proceeds from disposal of investments in associates		51,139	10,979
Acquisition of investments in associates		(349,121)	(54,936)
Proceeds from disposal of investment properties		-	55
Acquisition of investment properties		(3,202)	(5,367)
Proceeds from disposal of non-current assets for sale		-	3,663
Decrease in other assets		539,398	545,601
Increase in other assets		(511,758)	(539,326)
Net cash inflow (outflow) from investing activities		46,673	(4,187,829)
Cash flows from financing activities			
Net cash flow of derivative financial instruments for hedges		(9,420)	333
Increase in financial liabilities designated at fair value through profit or loss		-	209,969
Net increase (decrease) in borrowings		(5,329,664)	2,322,021
Proceeds from issuance of debt securities		36,665,988	32,950,691
Repayment of debt securities		(29,115,542)	(28,692,806)
Dividends paid		(1,280,546)	(1,247,209)
Issuance of hybrid bonds		399,387	399,107
Repayment of hybrid bonds		(300,000)	(500,000)
Increase in other liabilities		146,039	109,848
Decrease in other liabilities		(316,503)	(289,089)
Increase in non-controlling interests		-	3,244
Net cash inflow from financing activities		859,739	5,266,109
Effect of exchange rate fluctuations on cash and cash equivalents held		150,386	(5,601)
Net increase in cash and cash equivalents		4,238,631	6,235,986
Cash and cash equivalents at the beginning of the year (Note 40)		27,615,908	21,379,922
Cash and cash equivalents at the end of the year (Note 40)	₩	31,854,539	27,615,908

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023

1. **Reporting entity**

   (a) Overview

   Shinhan Bank Co., Ltd., the controlling company (hereinafter referred to as the "Bank") has its headquarters at 20 Sejong-daero 9-gil, Jung-gu, Seoul. The consolidated financial statements for the reporting period ended on December 31, 2024 consist of shares of the Bank and its subsidiaries (hereinafter collectively referred to as the "Group"), and its associates and joint ventures.

   The Bank was established with a new merger (October 1, 1943, bank named Choheung Bank Co., Ltd.) of Hansung Bank established on February 19, 1897, and Dongil Bank established on August 8, 1906.

   The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2024, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million, 100% owned by Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group"). As of December 31, 2024, the Bank operates through 584 domestic branches, 109 depository offices, 25 premises and 14 overseas branches.

   (b) Subsidiaries included in consolidation (structured entities excluded)

   Details of ownerships in subsidiaries as of December 31, 2024 and 2023 are as follows:

Controlling company	Name of subsidiary	Location	Closing month	Sectors	Ownership(%) December 31, 2024	December 31, 2023
Shinhan Bank	Shinhan Bank America	U.S.A.	December 31	Bank	100.00%	100.00%
	Shinhan Bank Europe GmbH	Germany	December 31	Bank	100.00%	100.00%
	Shinhan Bank Cambodia	Cambodia	December 31	Bank	97.50%	97.50%
	Shinhan Bank Kazakhstan Ltd.	Kazakhstan	December 31	Bank	100.00%	100.00%
	Shinhan Bank Canada	Canada	December 31	Bank	100.00%	100.00%
	Shinhan Bank China Ltd.	China	December 31	Bank	100.00%	100.00%
	Shinhan Bank Japan	Japan	March 31	Bank	100.00%	100.00%
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Bank	100.00%	100.00%
	Banco Shinhan de Mexico	Mexico	December 31	Bank	99.99%	99.99%
	PT Bank Shinhan Indonesia	Indonesia	December 31	Bank	99.00%	99.00%
Shinhan Bank Japan	SBJ DNX	Japan	March 31	Computer Service	100.00%	100.00%

   i) Shinhan Bank America

   Shinhan Bank America ("Shinhan America") was established through the merger of Chohung Bank of New York and California Chohung Bank. Shinhan America's capital stock amounted to USD 173 million as of December 31, 2024.

   ii) Shinhan Bank Europe GmbH

   Shinhan Bank Europe GmbH ("Shinhan Europe") was established in 1994 to engage in banking business. As of December 31, 2024, Shinhan Europe's capital stock amounted to EUR 63 million.

   iii) Shinhan Bank Cambodia

   Shinhan Bank Cambodia ("Shinhan Cambodia") was established on October 15, 2007 to engage in banking business. Shinhan Cambodia was renamed after Shinhan Khmer Bank PLC during the year ended December 31, 2018. Shinhan Cambodia's capital stock amounted to USD 175 million as of December 31, 2024.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. **Reporting entity (continued)**

    (b) Subsidiaries included in consolidation (structured entities excluded) (continued)

    iv) Shinhan Bank Kazakhstan Ltd.

    Shinhan Bank Kazakhstan Limited ("Shinhan Kazakhstan") was established on December 16, 2008, to engage in banking business, etc. As of December 31, 2024, Shinhan Kazakhstan's capital stock amounted to KZT 10,029 million.

    v) Shinhan Bank Canada

    Shinhan Bank Canada ("Shinhan Canada") was established on March 9, 2009, to engage in banking business, etc. As of December 31, 2024, Shinhan Canada's capital stock amounted to CAD 80 million.

    vi) Shinhan Bank China Ltd.

    The local branch of the Group has been incorporated into the entity on May 12, 2008, to engage in banking business, etc. As of December 31, 2024, Shinhan China's capital stock amounted to CNY 2,000 million.

    vii) Shinhan Bank Japan

    The local branch of the Group has been incorporated into the entity on September 14, 2009. Shinhan Japan's capital stock amounted to JPY 20,000 million as of December 31, 2024.

    viii) Shinhan Bank Vietnam Ltd.

    The local branch of the Group has been incorporated into the entity on November 16, 2009, to engage in, etc. and merged with Shinhan Vina Bank on November 28, 2011. On December 17, 2017, Shinhan Vietnam acquired the retail business of ANZ Vietnam. As of December 31, Shinhan Vietnam's capital stock amounted to VND 5,709,900 million.

    ix) Banco Shinhan de Mexico

    Banco Shinhan de Mexico ("Shinhan Mexico") was established on October 12, 2015, to engage in banking business. As of December 31, 2024, Shinhan Mexico's capital stock amounted to MXN 1,583 million.

    x) PT Bank Shinhan Indonesia

    On November 30, 2015, the Bank obtained the control of PT Bank Metro Express, which was established on September 8, 1967, to engage in banking business. PT Bank Metro Express changed its name to PT Bank Shinhan Indonesia ("Shinhan Indonesia") in 2016 and merged with PT Centratama Nasional Bank, the former subsidiary of the Bank, on December 6, 2016. As of December 31, 2024, Shinhan Indonesia's s capital stock amounted to IDR 944,278 million.

    xi) SBJ DNX

    It was established on April 1, 2020, to engage in the computer service business, and as of December 31, 2024, and SBJ DNX's capital stock amounted to JPY 50 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. **Reporting entity (continued)**

   (c) Structured entities included in consolidation

   Structured entities included in consolidation as of December 31, 2024 are as follows:

Structured entities	Location	Closing month	Sectors
MPC Yulchon 2nd	Korea	3/6/9/12	Other financial business
MPC Yulchon 1st	Korea	3/6/9/12	Other financial business
Shinhan-S-Russell Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan-Daesung Contents Fund	Korea	12	Others
Tiger Eyes 3rd Co., Ltd.	Korea	12	Other financial business
Sunny Smart 4th Co., Ltd.	Korea	3/6/9/12	Other financial business
Maestro ER Co., Ltd.	Korea	3/6/9/12	Other financial business
MaestroDcube Co., Ltd.	Korea	2/5/8/11	Other financial business
S-Tiger 10th Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB JDT Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB YB Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Bright 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Chemical Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB HwangGeum Co., Ltd.	Korea	3/6/9/12	Other financial business
S-bright Hongdae	Korea	3/6/9/12	Other financial business
BRIGHT WOONJEONG Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Mokpo Co., Ltd.	Korea	3/6/9/12	Other financial business
S BRIGHT PANGYO Co., Ltd.	Korea	3/6/9/12	Other financial business
Rich gate Shinseol Corp.	Korea	3/6/9/12	Other financial business
S BRIGHT ENERGY Co., Ltd.	Korea	2/5/8/11	Other financial business
S BRIGHT IKSAN Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Magok Co., Ltd.	Korea	2/5/8/11	Other financial business
S-Tiger First Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate Box Corp.	Korea	2/5/8/11	Other financial business
S BRIGHT LDC Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Chowol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Gyeongju Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Duwol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Haeundae Co., Ltd.	Korea	12	Other financial business
Rich gate Alpha Corp.	Korea	1/4/7/10	Other financial business
GIB AL 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Sinchon Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate Baegot Corp.	Korea	2/5/8/11	Other financial business
Rich gate Jaseok Corp.	Korea	2/5/8/11	Other financial business
Shinhan GIB Mirae Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Dujeong Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Pungmu Co., Ltd.	Korea	2/5/8/11	Other financial business
Shinhan GIB Hwaseong Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate N Corp.	Korea	3/6/9/12	Other financial business
S-Tiger Jinro Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Yucheon Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Yongmun Co., Ltd.	Korea	1/4/7/10	Other financial business
OSHC Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Sinsa Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Segyo Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Gildong Co., Ltd.	Korea	3/6/9/12	Other financial business

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. <u>**Reporting entity (continued)**</u>

   (c) Structured entities included in consolidation (continued)

   Structured entities included in consolidation as of December 31, 2024 are as follows: (continued)

Structured entities	Location	Closing month	Sectors
GIB JD Co., Ltd.	Korea	6	Other financial business
GIB Sahwa Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Oil Co., Ltd.	Korea	3/6/9/12	Other financial business
Gangnam Landmark 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB SOOPYO Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB SINJEONG Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB HOMEPLUS. Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB YD Co., Ltd.	Korea	1/4/7/10	Other financial business
RICH GATE GANGSEO Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER HD Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB GYEONGAN Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB NAMSA Co., Ltd.	Korea	3/6/9/12	Other financial business
S TIGER LEC Co., Ltd.	Korea	2/5/8/11	Other financial business
Hana Micron 3rd Co., Ltd.	Korea	1/4/7/10	Other financial business
RICH GATE H	Korea	3/6/9/12	Other financial business
S TIGER MOBILE INC.	Korea	2/5/8/11	Other financial business
GIB Eunpyeong Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate GS Corp.	Korea	1/4/7/10	Other financial business
Shinhan Display 4th Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Loex No.2 Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project D Co., Ltd	Korea	1/4/7/10	Other financial business
S TIGER H Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER HL Co., Ltd.	Korea	2/5/8/11	Other financial business
SH ROAD 2ND Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER LPD Co., Ltd.	Korea	2/5/8/11	Other financial business
S FIRST HD Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER EMT Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB SOSA Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Porter 2nd Co., Ltd.	Korea	3/6/9/12	Other financial business
S Solution B.O. Ltd.	Korea	8	Other financial business
S TIGER CLEAN Co., Ltd.	Korea	1/4/7/10	Other financial business
S Solution YD Co., Ltd	Korea	1/4/7/10	Other financial business
S SOLUTION PM Co., Ltd.	Korea	2/5/8/11	Other financial business
SOYANG 68 PTE. LTD.	Singapore	12	Other financial business
SOYANG 101 PTE. LTD.	Singapore	12	Other financial business
S DRAGON NX Co., Ltd.	Korea	1/4/7/10	Other financial business
S FIRST HL Co., Ltd.	Korea	3/6/9/12	Other financial business
S Project W Co., Ltd.	Korea	3/6/9/12	Other financial business
Rich gate YS Corp.	Korea	3/6/9/12	Other financial business
S PROJECT NEWWORLD Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB SEORIPUL Co., Ltd.	Korea	3/6/9/12	Other financial business
S-TIGERH2ND. Co., Ltd.	Korea	2/5/8/11	Other financial business
RICHGATE ANGSANA INC.	Korea	2/5/8/11	Other financial business
S Project Mo reits Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project Ja reits Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project LEC Co., Ltd.	Korea	1/4/7/10	Other financial business

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. **Reporting entity (continued)**

   (c) Structured entities included in consolidation (continued)

   Structured entities included in consolidation as of December 31, 2024 are as follows: (continued)

Structured entities	Location	Closing month	Sectors
S TIGER GAMES 2ND Co., Ltd.	Korea	2/5/8/11	Other financial business
RICH GATE H 2ND Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB NAMCHEON 1ST Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO DS 2ND Co., Ltd.	Korea	3/6/9/12	Other financial business
S SOLUTION BO 2nd Co., Ltd.	Korea	12	Other financial business
Development Trust	Korea	12	Trust
Non-specified Money Trust	Korea	12	Trust
Old-age Living Pension Trust	Korea	12	Trust
New-Personal Pension Trust	Korea	12	Trust
Personal Pension Trust	Korea	12	Trust
Retirement Trust	Korea	12	Trust
New Old-age Living Pension Trust	Korea	12	Trust
Pension Trust	Korea	12	Trust
Household Money Trust	Korea	12	Trust
Corporation Money Trust	Korea	12	Trust
Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2	Korea	1/4/7/10	Beneficiary certificate
Shinhan AIM Private Real Estate Investment Trust No.31	Korea	6/12	Beneficiary certificate
KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	Korea	8	Beneficiary certificate
Shinhan Green Energy Growth Engine Private Investment Trust No.1	Korea	3/6/9/12	Beneficiary certificate

The Group consolidates a structured entity when it is exposed to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement regarding the establishment of the structured entity. There is no non-controlling interest in the structured entities since the ownership interest in the structured entities is presented as liabilities of the Group.

As of December 31, 2024 and 2023, the Group provided credit guarantees (ABCP purchase agreement, etc.) amounting to ₩4,772,681 million and ₩5,444,283 million to the structured entities described above, respectively.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. <u>**Reporting entity (continued)**</u>

   (d) Changes in subsidiaries

   Subsidiaries newly included or excluded for the year ended December 31, 2024 are as follows:

	Subsidiaries
Newly included subsidiaries for the year ended December 31, 2024	S DRAGON NX Co., Ltd.
	S FIRST HL Co., Ltd.
	S Project W Co., Ltd
	Rich gate YS Corp.
	S PROJECT NEWWORLD Co., Ltd.
	GREEN BIO 3rd Co., Ltd.
	GIB SEORIPUL Co., Ltd.
	S-TIGERH2ND. Co., Ltd.
	RICHGATE ANGSANA INC.
	S Project Mo reits Co., Ltd.
	S Project Ja reits Co., Ltd.
	S Project LEC Co., Ltd.
	S TIGER GAMES 2ND Co., Ltd.
	RICH GATE H 2ND Co., Ltd.
	GIB NAMCHEON 1ST Co., Ltd.
	MAESTRO DS 2ND Co., Ltd.
	S SOLUTION BO 2nd Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

1. **Reporting entity (continued)**

   (d) Changes in subsidiaries (continued)

   Subsidiaries newly included or excluded for the year ended December 31, 2024 are as follows:(continued)

	Subsidiaries
Excluded subsidiaries for the year ended December 31, 2024	MAESTRO Byeolnae Co., Ltd.
	S Solution C Co., Ltd
	S SOLUTION BO 2nd Co., Ltd.
	MAESTRO Aero Co., Ltd.
	S First 1st Co., Ltd.
	Shinhan-GIB-SKL Co., Ltd.
	GIBLAB 2nd Co., Ltd.
	GIB Mighty 2nd Co., Ltd.
	S-Tiger Games Co., Ltd.
	GIB SungSan Co., Ltd
	GIB Doan Co., Ltd.
	Maestro Iksan Co., Ltd.
	S-Tiger LIP Co., Ltd.
	GIB Sahwa Co., Ltd.
	GIB County 1st Co., Ltd
	MAESTRO YS Co., Ltd
	GIB Munjung Co., Ltd
	S-First L Co., Ltd.
	S-Tiger Tech Co., Ltd.
	STIGER K Co., Ltd.
	RICHGATE GANGNAM Co., Ltd.
	STIGER ENERGY Co., Ltd.
	RICH GATE YONGSAN Co., Ltd.
	STIGERSP
	SD REDIFINE 3RD Co., Ltd
	SD REDIFINE 10TH Co., Ltd
	STigerJeju Co., Ltd.
	S TIGER BIZON Co., Ltd.
	S TIGER SI Co., Ltd.
	S Bright Cheonho Co., Ltd.
	Maestrogongdeok Co., Ltd.
	GIB Majang Co., Ltd.
	GIB HC 1ST Co., Ltd.
	STIGERNM Co., Ltd.
	Maestro DS Co., Ltd.
	GIBDAEMYUNG 1st Co., Ltd.
	GIB Mighty 3rd Co., Ltd.
	GIB RB 1st Co., Ltd.
	GIB ST 2nd Co., Ltd.
	GREEN BIO 3rd Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies**

The material accounting policies applied by the Group are as follows:

(a) Basis of financial statements preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audit of Stock Companies*.

The financial statements for the current and comparative periods (December 31, 2024 and 2023) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates. Subsidiaries whose functional currency is not Korean won are as follows:

Functional currency	Subsidiaries
USD	Shinhan America, Shinhan Cambodia
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan, SBJ DNX
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(d) Use of estimates and judgements

In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2024. When estimates and assumptions based on management's judgment as of December 31, 2024 differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 4.

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, '*Financial Instruments*'. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2024 are described in Note 3.

The Group estimates expected credit losses in accordance with K-IFRS No. 1109 '*Financial Instruments*' using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Group utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Group continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on the Group's expected credit losses is disclosed in Note 9, *Loan (b) changes in allowance for impairment and book value.*

(e) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for its annual reporting period commencing January 1, 2024.

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management's intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of the settlement to make clear that the settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company's own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Group (continued)

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Group since the effective date has not yet been reached.

i) Amendment to K-IFRS No. 1021 'The Effects of Changes in Foreign Exchange Rates' and No. 1101 'First-time adoption of K-IFRS' – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If an exchange with other currencies is not possible, the spot exchange rate should be estimated on the measurement date using observable exchange rates without adjustments or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The Group is currently reviewing the impact of the amendments on the consolidated financial statements.

ii) K-IFRS No. 1109 'Financial Instruments' and K-IFRS No. 1107 'Financial Instruments: Disclosures' – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group is currently reviewing the impact of the amendments on the consolidated financial statements.

iii) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There is no significant impact expected on the consolidated financial statements from these amendments.

- K-IFRS No. 1109 '*Financial Instruments*' – Derecognition of lease liabilities and transaction price
- K-IFRS No. 1110 '*Consolidated Financial Statements*' – Determination of 'de facto agent'
- K-IFRS No. 1101 '*First-time adoption of Korean International Financial Reporting Standards*' – Hedging accounting by a first-time adopter
- K-IFRS No. 1107 '*Financial Instruments: Disclosures*' – Gain or loss on derecognition
- K-IFRS No. 1007 '*Statement of Cash Flows*' – Cost method

(f) Approval date of the financial statements

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 5, 2025, and the consolidated financial statements will be submitted for approval to the stockholder's meeting held on March 20, 2025.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(g) Basis of consolidation

i) Subsidiaries

The Group establishes or invests in numerous structured entities; however, it does not directly or indirectly hold shares in these entities. When considering the terms of agreements under which the structured entities are established, if the Group is deemed to have the ability to obtain substantially all of the profits or losses from the operations of the structured entities and to exercise control over the activities of the structured entities that could significantly impact those profits or losses, it includes them in the consolidation scope.

There is no non-controlling interest in structured entities because the ownership interests in structured entities are shown as liabilities of the Group.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(h) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:
- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, '*Income Taxes*'
- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, '*Employee Benefits*'
- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
- Reacquired rights are measured in accordance with special provisions
- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, '*Share-based Payment*'
- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, '*Non-current Assets Held for Sale and Discontinued Operations*'

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(h) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:
the fair value of the consideration transferred; plus
the recognized amount of any non-controlling interests in the acquiree; plus
if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles ("GAAP").

(i) Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 to 50 percent of the voting power of another entity.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group's share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

    (j) Operating segments

    An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

    The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer ("CEO") of the Bank as the chief operating decision maker.

    (k) Foreign currency translation

    The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

    (l) Cash and cash equivalents

    The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(m) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Group's business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(m) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

② Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(n) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments
Stage 3	Credit-impaired financial assets	occurring over the expected life

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Group determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Group recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2.   **Material accounting policies (continued)**

(o) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, after the initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(o) Derivative financial instruments (continued)

i) Hedge accounting (continued)

② Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "The Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Day one profit or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2.   **Material accounting policies (continued)**

(p) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

The estimated useful lives for the years ended December 31, 2024 and 2023 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

(q) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(r) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(s) Leases

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

The Group includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Group's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

    (t) Impairment of non-financial assets

    The carrying amounts of the Group's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

    The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

    An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

    Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. <u>**Material accounting policies (continued)**</u>

(u) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other th
an financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequently, after the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled, or expires).

(v) Paid-in capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity..

ii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent's ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, *'Business Combinations'* and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2.   **Material accounting policies (continued)**

(w) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

(x) Share-based payment transactions

The Group has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Group has given to its executives and employees is measured in cash-settled.

(y) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(z) Financial guarantee contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
- Loss allowance in accordance with *K-IFRS No.1109, 'Financial Instruments'*
- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of *K-IFRS No.1115, 'Revenue from Contracts with Customers'*

(aa) Recognition of revenues and expenses

The Group's revenues are recognized using five-step revenue recognition model as follows: ① 'Identifying the contract' → ② 'Identifying performance obligations' → ③ 'Determining the transaction price' → ④ 'Allocating the transaction price to performance obligations' → ⑤ 'Recognizing the revenue by satisfying performance obligations'.

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(ab) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Tax uncertainties arise from the Group's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Group accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

(ac) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management**

3-1. **Credit risk**

Credit risk is the risk of financial loss to the Group, arising from a counterparty's failure to meet his or her contractual obligation, to which the Group is exposed. Credit risk is classified as the most important risk to be managed in the Group's business activities, and the management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Group's asset portfolio and off-balance sheet items including loan commitments.

(a) Credit risk management

The Group's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Committee decides the credit risk management plan and the direction of the loan policy for the entire Bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the assets is primarily carried out by all operating units that hold and manage the assets subject to credit risk, and the credit risk management departments, such as the Risk Management Department and the Credit Planning Department, are responsible for managing the Bank's overall credit risk. The Risk Management Department and the Risk Engineering Department manage credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Group also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through credit evaluation and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire Bank, and the Credit Assessment Department conducts independent credit rating and makes loan decisions. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Group's borrowers (retail and corporate borrowers) is granted a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower's personal information, transaction performance with the Group and external credit rating information. For corporate borrowers, the credit rating is calculated by considering financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, and others. The credit rating, once granted serves as the fundamental instrument in the Group's credit risk management and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and estimating allowance for credit loss.

The Group's credit evaluation system, which reflects the requirements of Basel III, consists of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of ₩1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system in an objective and discreet manner. Generally, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit Officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated Credit Scoring System (CSS) based on objective and statistical methods and the Bank's credit policy.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Group operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct loan reviews by automatically identifying companies among corporate loan clients that are expected to become insolvent. The Credit Review Department, independent of the business group, assesses the adequacy of loan review results and may request credit rating adjustment of the company if necessary. In accordance with these procedures, companies expected to become insolvent are classified as one of the following: an early warning company, a watchlist company or a normal company. Each classification is managed according to specific guidelines for each risk stage to prevent loan insolvency at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades by analyzing and providing company information, along with industry trends.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Group at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry, and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the consolidated financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed by analyzing the interest and principal repayment ability of the borrower, and the loan limit may be subject to change if necessary.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(b) Risk limit management and risk mitigation policy (continued)

Other risk management measures are as follows.

i) Collateral

The Group has adopted policies and procedures to mitigate credit risk. In general, collateral bond is used to reduce credit risk, and the Group has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, account receivables, etc.
- Financial instruments such as debt securities and equity securities

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Group requires additional collateral from the counterparty if there are indications of asset impairment.

Collateral for financial assets other than loans varies by the nature of the products. Except for special cases such as Asset Backed Securities (ABS), debt securities are unsecured in general.

ii) Derivative financial instruments

The Group maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting arrangements

The Group limits its maximum exposure to credit losses by entering into master netting arrangements with counterparties in performing for a significant number of transactions.

Master netting arrangements generally do not result in offsetting assets and liabilities in the consolidated financial statements, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization or settlement of individual financial assets and liabilities, may arise under master netting arrangements. and the credit risk of financial assets associated with this right is reduced by master netting arrangements within the scope of financial liabilities.

The Group's overall maximum exposure to credit risk that is part of master netting arrangements can vary substantially within a short period of time due to the influence of each transaction covered by the arrangements.

iv) Credit related contracts

Guarantees and credit allowances have the same credit risks as loans. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk than a loan. The credit allowances arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In this regard, the Group is potentially exposed to the same amount as the total unused arrangements. The Group monitors the maturity of credit agreements because long-term contracts, in general, have greater credit risk than short-term ones.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since the initial recognition. When assessing a significant increase in credit risk, the Group uses the change in the risk of default occurring over the expected life of the financial assets instead of using the change in the amount of expected credit losses.

To make that assessment, the Group compares the risk of default on financial instruments at the end of the reporting period with the risk of default at the date of initial recognition. The Group also considers reasonable and supportable information available without undue cost or effort as indicative of significant increases in credit risk since the initial recognition. This information includes the default experience data held by the Group and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the primary input for determining the term structure for the risk of default. The Group gathers information by analyzing exposure to credit risk, default data for each type of product/borrower and the results of internal credit risk assessments. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default over the remaining life of the exposure from the accumulated data and to forecast changes in the estimated probability of default over time.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

i)-3. Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk. These indicators generally include changes in the risk of default estimated from internal credit risk changes, qualitative factors, days of delinquency and other factors. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

The Group assumes the credit risk of financial instrument has increased significantly since the initial recognition if a specific exposure is past due more than 30 days. The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspectives.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, there should be no excessively frequent changes between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of default at initial recognition based on the original, unmodified contractual terms with the risk of default at the end of the reporting period based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

iii) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g., breach of contractual terms)
- Quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument.)
- Internal and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether default has occurred, and the extent thereof may vary.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information

The Group reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzes the historical and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflects future forecast information through regression estimation. To reflect the internal and external economic uncertainties, the forward-looking information was updated by including an additional 'worst' case scenario in addition to existing three scenarios: 'upside', 'central' and 'downside'.

The economic variables considered by the Group for the years ended December 31, 2024 and 2023 are as follows for each scenario:

① Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Current account balance (100 million dollars)	(-)	220.0	210.0	190.0	180.0	200.0
Government bond 3y yields (%)	-	2.8	3.1	3.2	3.2	3.2

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

② Central scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Current account balance (100 million dollars)	(-)	200.0	190.0	170.0	160.0	180.0
Government bond 3y yields (%)	-	2.8	2.9	2.9	3.0	2.9

③ Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Current account balance (100 million dollars)	(-)	170.0	160.0	140.0	120.0	130.0
Government bond 3y yields (%)	-	2.8	2.8	2.7	2.4	2.2

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   **Financial risk management (continued)**

3-1.   **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

④   Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.18

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and government bond 3y yields were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the macroeconomic indicatiors such as the composite stock price index in addition to the table above.
(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.
(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   **Financial risk management (continued)**

3-1.   **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

① Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Current account balance (100 million dollars)	(-)	140	80	90	130	150
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Current account balance (100 million dollars)	(-)	130	70	80	110	140
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. <u>Financial risk management (continued)</u>

3-1. <u>Credit risk (continued)</u>

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Current account balance (100 million dollars)	(-)	120	60	70	100	120
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

④ Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401
Government bond 3y yields (%)	-	6.7

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the unemployment rate in addition to the table above.
(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.
(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The Group has been implementing various policy supports since 2020 in response to the economic downturn caused by COVID-19. The Group operates the financial relief programs such as deferral of interest payments and repayment in installments and manages credit risk of the loans under these programs by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Group manages credit risk by conducting additional expected loss assessments for non-retail and retail SOHO loans from borrowers participating in deferral programs, along with loans extended under financial relief programs, and loans classified as having estimated losses.

As of December 31, 2024, the credit exposure of non-retail loans and retail SOHO loans to borrowers who applied for the deferral programs of interest payments and repayment in installments are ₩662,130 million, and the allowances are ₩65,089 million.

As of December 31, 2024 and 2023, the exposure and allowances of loans to borrowers who applied for an extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2024	
		Exposure	**Allowances**
Deferral of interest payments	₩	31,930	4,686
Deferral of repayment in installments		345,989	29,311
Deferral of interest payments and repayment in installments		19,152	3,180
Extension of maturity (*)		4,114,716	63,409
	₩	4,511,787	100,586

(*) It includes exposures of ₩26,344 million and allowances of ₩2,563 million for loans applied for extension maturity.

		December 31, 2023	
		Exposure	**Allowances**
Deferral of interest payments	₩	72,811	10,276
Deferral of repayment in installments		633,473	65,373
Deferral of interest payments and repayment in installments		36,656	5,618
Extension of maturity (*)		5,501,221	97,375
	₩	6,244,161	178,642

(*) It includes exposures of ₩40,413 million and allowances of ₩4,525 million for loans applied for extension maturity.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

To reflect the internal and external uncertainties, the Group has also applied a 'worst' case scenario in addition to the three macroeconomic variable scenarios: 'upside', 'central' and 'downside', as of December 31, 2024. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP growth rate) estimated from each scenario's forecast that includes future projections provided by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Group's expected credit loss provisions and their impact on provisions is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,793,101	(224,589)
Central	25%		1,817,765	(199,925)
Downside	45%		1,850,325	(167,365)
Worst	20%		4,728,816	2,711,126

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

 - Probability of default (PD)
 - Loss given default (LGD)
 - Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method for measuring PD for those grades will be adjusted, and the PD for each grade will be estimated by considering the contractual maturity of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect the type/seniority of collateral, the type of borrower and the cost of recovery. In particular, LGD for retail loan products uses loan-to-value (LTV) as a key variable. The recovery rate used in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset. For loan commitments or financial guarantee contracts, EAD is calculated as the sum of the amount already withdrawn and the amount expected to be drawn in the future.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value (LTV)
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experiences.

vi) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security when it does not expect to the receive principal and interest. In general, the Group conducts a 'write-off' when it deems that the borrower lacks sufficient resources or income to repay the principal and interest. Such determination on writing-off is carried out in accordance with the internal rules of the Group. Apart from such process, the Group may continue to exercise its right of collection under its own recovery policy even after financial assets are written-off.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Group's maximum exposure to credit risk of the financial instruments held as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Due from banks (*1) (*2):			
Banks	₩	4,086,315	5,802,428
Government/Public sector/Central bank/Etc.		25,818,517	20,122,532
		29,904,832	25,924,960
Loans at amortized cost (*1) (*2):			
Banks		3,712,764	4,562,086
Retail			
Mortgage lending		73,958,492	60,430,803
Others		114,000,573	104,481,422
		187,959,065	164,912,225
Government/Public sector/Central bank/Etc.		828,553	938,209
Corporate			
Large enterprises		63,822,400	50,607,007
Small and medium-sized enterprises		115,893,008	115,251,803
Special finance		15,365,166	12,107,422
Others		102	266
		195,080,676	177,966,498
Credit cards		259,759	263,111
		387,840,817	348,642,129
Loans at FVTPL (*2):			
Banks		99,158	207,997
Corporate			
Large enterprises		673,200	318,929
Small and medium-sized enterprises		-	9,898
		673,200	328,827
		772,358	536,824
Securities at FVTPL:			
Debt securities		25,563,324	23,309,849
Gold/Silver deposits		128,297	103,706
		25,691,621	23,413,555
Securities at FVTOCI (*1)		50,868,127	49,356,133
Securities at amortized cost (*1)		28,856,882	30,719,163
Derivative assets		7,403,480	3,263,290
Other financial assets (*1) (*3)		15,748,469	17,602,815
Off-balance sheet accounts:			
Guarantee contracts		22,375,557	18,303,129
Loan commitments and other credit related liabilities		124,477,235	118,705,455
		146,852,792	137,008,584
	₩	693,939,378	636,467,453

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as net of unamortized balances and allowances.
(*2) Due from banks and loans are classified into similar credit risk groups to ensure consistent calculating capital adequacy ratio under the New Basel Capital Accord (Basel III).
(*3) Other financial assets comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2024 and 2023 are as follows:

		December 31, 2024								
		12-month expected loss		Life-time expected loss						
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	Mitigation of credit risk due to collateral
Due from banks:										
Banks	₩	3,473,083	628,714	-	57	-	4,101,854	(15,539)	4,086,315	-
Government/ Public sector/Central bank/Etc.		23,840,431	1,981,443	-	3	-	25,821,877	(3,360)	25,818,517	-
		27,313,514	2,610,157	-	60	-	29,923,731	(18,899)	29,904,832	-
Loans at amortized cost:										
Banks		2,007,188	1,398,242	254,625	60,056	-	3,720,111	(7,347)	3,712,764	27,874
Retail										
Residential real estate mortgage loan		70,134,654	443,799	1,740,512	1,545,049	147,000	74,011,014	(52,522)	73,958,492	71,147,535
Others		99,113,851	2,756,783	9,723,079	2,474,506	621,738	114,689,957	(689,384)	114,000,573	76,763,505
Government/ Public sector/Central bank/Etc.		778,875	48,050	2,000	-	-	828,925	(372)	828,553	-
Corporate										
Large enterprises		39,505,236	12,092,507	7,716,042	4,820,616	89,479	64,223,880	(401,480)	63,822,400	16,143,699
Small and medium-sized enterprises		59,100,014	28,064,285	10,689,242	18,591,414	373,556	116,818,511	(925,503)	115,893,008	86,414,044
Special finance		3,859,902	11,022,828	65,131	435,784	33,320	15,416,965	(51,799)	15,365,166	8,224,532
Others		-	10	-	121	-	131	(29)	102	-
Credit cards		-	259,467	-	3,358	6,915	269,740	(9,981)	259,759	40
		274,499,720	56,085,971	30,190,631	27,930,904	1,272,008	389,979,234	(2,138,417)	387,840,817	258,721,229
Securities at FVTOCI (*)		42,086,127	8,721,241	10,034	50,725	-	50,868,127	-	50,868,127	-
Securities at amortized cost		26,642,247	2,219,343	-	3,644	-	28,865,234	(8,352)	28,856,882	-
	₩	370,541,608	69,636,712	30,200,665	27,985,333	1,272,008	499,636,326	(2,165,668)	497,470,658	258,721,229

(*) Credit loss allowance recognized in other comprehensive income for securities at FVTOCI are ₩19,747 million.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) *The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2024 and 2023 are as follows:(continued)*

		December 31, 2023								Mitigation of credit risk due to collateral
		12-month expected loss		Life-time expected loss						
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:										
Banks	₩	5,234,461	577,305	-	79	-	5,811,845	(9,417)	5,802,428	-
Government/ Public sector/Central bank/Etc.		18,505,158	1,624,253	-	2,876	-	20,132,287	(9,755)	20,122,532	-
		23,739,619	2,201,558	-	2,955	-	25,944,132	(19,172)	25,924,960	-
Loans at amortized cost:										
Banks		2,494,834	1,682,230	392,061	-	-	4,569,125	(7,039)	4,562,086	39,768
Retail										
Residential real estate mortgage loan		57,136,887	418,877	1,481,107	1,305,504	123,895	60,466,270	(35,467)	60,430,803	56,221,635
Others		92,473,369	2,607,381	7,205,464	2,181,624	571,410	105,039,248	(557,826)	104,481,422	62,397,303
Government/ Public sector/Central bank/Etc.		883,527	55,117	-	-	-	938,644	(435)	938,209	-
Corporate										
Large enterprises		33,223,181	9,695,809	4,544,591	3,396,669	101,629	50,961,879	(354,872)	50,607,007	12,837,159
Small and medium-sized enterprises		66,197,486	24,317,763	9,013,533	16,389,258	467,423	116,385,463	(1,133,660)	115,251,803	85,399,795
Special finance		2,958,969	8,450,006	125,232	646,130	34,687	12,215,024	(107,602)	12,107,422	6,672,132
Others		-	15	-	318	-	333	(67)	266	-
Credit cards		8	262,794	-	4,484	10,086	277,372	(14,261)	263,111	84
		255,368,261	47,489,992	22,761,988	23,923,987	1,309,130	350,853,358	(2,211,229)	348,642,129	223,567,876
Securities at FVTOCI (*)		39,277,252	9,986,930	-	91,951	-	49,356,133	-	49,356,133	-
Securities at amortized cost		28,616,446	2,104,884	-	7,524	-	30,728,854	(9,691)	30,719,163	-
	₩	347,001,578	61,783,364	22,761,988	24,026,417	1,309,130	456,882,477	(2,240,092)	454,642,385	223,567,876

(*) Credit loss allowance recognized in other comprehensive income for securities at FVTOCI are ₩20,717 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-1. **Credit risk (continued)**

   (e) Credit risk exposure by credit risk grade (continued)

   ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	19,092,290	346,554	-	19,438,844
Grade 2		2,780,347	135,002	-	2,915,349
Impaired		-	-	21,364	21,364
		21,872,637	481,556	21,364	22,375,557
Loan commitment and other credit related liabilities:					
Grade 1		94,466,239	9,685,211	-	104,151,450
Grade 2		18,022,628	2,303,157	-	20,325,785
Impaired		-	-	-	-
		112,488,867	11,988,368	-	124,477,235
	₩	134,361,504	12,469,924	21,364	146,852,792

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	15,025,558	528,642	-	15,554,200
Grade 2		2,577,640	169,579	-	2,747,219
Impaired		-	-	1,710	1,710
		17,603,198	698,221	1,710	18,303,129
Loan commitment and other credit related liabilities:					
Grade 1		92,601,651	7,399,358	-	100,001,009
Grade 2		16,637,264	2,067,182	-	18,704,446
Impaired		-	-	-	-
		109,238,915	9,466,540	-	118,705,455
	₩	126,842,113	10,164,761	1,710	137,008,584

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	53,922,559	11,706,851	367,860	65,997,270
Deposits and savings		2,159,969	353,204	3,942	2,517,115
Property and equipment		1,571,332	367,086	4,154	1,942,572
Real estate		165,655,115	25,105,379	308,613	191,069,107
	₩	223,308,975	37,532,520	684,569	261,526,064

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	55,962,228	10,079,869	419,564	66,461,661
Deposits and savings		2,336,337	305,542	5,577	2,647,456
Property and equipment		1,597,705	464,740	10,269	2,072,714
Real estate		136,372,675	18,688,625	268,997	155,330,297
	₩	196,268,945	29,538,776	704,407	226,512,128

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2024 and 2023 are as follows:

		December 31, 2024					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	20,462,593	19,339,535	21,885,467	9,007,041	3,316,378	74,011,014
Less: allowance		(2,269)	(7,570)	(24,712)	(12,337)	(5,634)	(52,522)
	₩	20,460,324	19,331,965	21,860,755	8,994,704	3,310,744	73,958,492

		December 31, 2023					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	19,649,364	16,130,038	16,508,710	5,196,866	2,981,292	60,466,270
Less: allowance		(1,910)	(5,416)	(17,853)	(7,248)	(3,040)	(35,467)
	₩	19,647,454	16,124,622	16,490,857	5,189,618	2,978,252	60,430,803

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2024 and 2023, the amortized costs before modification amounted to ₩55,584 million and ₩72,026million, respectively, and the net losses resulting from the modification amounted to ₩19,875 million and ₩30,101 million, respectively.

ii) As of December 31, 2024 and 2023, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2024 and 2023 are ₩20,702 million and ₩40,595 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2024 and 2023, are ₩5,939,142million and ₩5,696,505 million, respectively.

(h) As of December 31, 2024 and 2023, there are no assets acquired by the execution of collateral.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2024 and 2023 is as follows:

Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2024					
Due from banks:										
Banks	₩	664,482	1,176,173	31,085	157,351	305,647	483,269	682,268	586,040	4,086,315
Government/Public sector/Central bank/Etc.		20,545,937	1,018,284	-	1,914,100	6,030	334,211	360,451	1,639,504	25,818,517
		21,210,419	2,194,457	31,085	2,071,451	311,677	817,480	1,042,719	2,225,544	29,904,832
Loans at amortized cost:										
Banks		1,248,577	3,453	149,359	117,814	48,936	520,824	775,287	848,514	3,712,764
Retail										
Residential real estate										
mortgage loan		65,220,199	294,482	2,193	5,123,151	1,139	840,069	673,083	1,804,176	73,958,492
Others		108,842,220	211,369	4,831	42,400	2,248	3,031,280	1,321,153	545,072	114,000,573
Government/Public sector/Central bank/Etc.		589,513	-	-	-	191,011	-	-	48,029	828,553
Corporate										
Large enterprises		53,897,230	2,225,088	207,053	513,441	44,655	2,159,741	1,854,917	2,920,275	63,822,400
Small and medium-sized enterprises		100,354,854	1,573,292	185,932	6,063,689	151,756	2,137,709	1,270,747	4,155,029	115,893,008
Special finance		12,469,689	1,162,489	210,649	497,977	22,011	5,319	-	997,032	15,365,166
Others		96	6	-	-	-	-	-	-	102
Credit cards		13,476	1,315	112	63	36	243,117	179	1,461	259,759
		342,635,854	5,471,494	760,129	12,358,535	461,792	8,938,059	5,895,366	11,319,588	387,840,817
Loans at FVTPL:										
Banks		99,158	-	-	-	-	-	-	-	99,158
Corporate										
Large enterprises		673,200	-	-	-	-	-	-	-	673,200
		772,358	-	-	-	-	-	-	-	772,358
Securities at FVTPL:										
Debt securities		25,041,403	105,048	4,617	1,204	2,564	-	187	408,301	25,563,324
Gold/Silver deposits		-	-	128,297	-	-	-	-	-	128,297
		25,041,403	105,048	132,914	1,204	2,564	-	187	408,301	25,691,621
Securities at FVTOCI		43,293,395	3,701,506	395,953	564,635	35,026	50,368	681,348	2,145,896	50,868,127
Securities at amortized cost		26,768,769	98,874	-	499,988	-	755,685	116,944	616,622	28,856,882
Off-balance sheet accounts:										
Guarantee contracts		20,364,259	579,425	250,938	44,186	9,663	199,535	511,891	415,660	22,375,557
Loan commitments and other credit related										
liabilities		112,697,249	1,536,288	255,740	527,689	86,225	2,241,687	2,038,596	5,093,761	124,477,235
	₩	592,783,706	13,687,092	1,826,759	16,067,688	906,947	13,002,814	10,287,051	22,225,372	670,787,429

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2024 and 2023 is as follows: (continued)

Division (*)		Korea	USA.	UK.	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2023					
Due from banks:										
Banks	₩	324,319	2,841,241	19,183	362,621	623,153	303,221	557,827	770,863	5,802,428
Government/Public sector/Central bank/Etc.		16,340,799	455,682	2	1,360,853	1,942	303,831	341,837	1,317,586	20,122,532
		16,665,118	3,296,923	19,185	1,723,474	625,095	607,052	899,664	2,088,449	25,924,960
Loans at amortized cost:										
Banks		1,171,988	5,963	152,790	9,178	322,948	1,151,214	955,985	792,020	4,562,086
Retail										
Residential real estate mortgage loan		52,687,023	233,892	2,421	4,640,584	672	699,642	656,067	1,510,502	60,430,803
Others		100,197,102	179,771	5,450	42,172	1,497	2,377,119	1,219,593	458,718	104,481,422
Government/Public sector/Central bank/Etc.		662,101	-	-	-	221,018	-	-	55,090	938,209
Corporate										
Large enterprises		42,828,265	1,822,234	77,633	466,208	83,686	1,387,301	1,346,285	2,595,395	50,607,007
Small and medium-sized enterprises		102,963,774	1,156,533	179,667	4,726,966	61,906	2,023,841	1,151,306	2,987,810	115,251,803
Special finance		9,493,215	793,927	178,451	698,000	14,175	43,312	-	886,342	12,107,422
Others		262	3	-	1	-	-	-	-	266
Credit cards		11,445	1,020	106	61	31	249,009	79	1,360	263,111
		310,015,175	4,193,343	596,518	10,583,170	705,933	7,931,438	5,329,315	9,287,237	348,642,129
Loans at FVTPL:										
Banks		207,997	-	-	-	-	-	-	-	207,997
Corporate										
Large enterprises		318,929	-	-	-	-	-	-	-	318,929
Small and medium-sized enterprises		9,898	-	-	-	-	-	-	-	9,898
		536,824	-	-	-	-	-	-	-	536,824
Securities at FVTPL:										
Debt securities		22,618,302	110,026	19,036	55,480	29,247	-	-	477,758	23,309,849
Gold/Silver deposits		-	-	103,706	-	-	-	-	-	103,706
		22,618,302	110,026	122,742	55,480	29,247	-	-	477,758	23,413,555
Securities at FVTOCI		43,108,301	3,132,644	234,080	445,201	38,468	51,473	671,330	1,674,636	49,356,133
Securities at amortized cost		28,670,122	108,121	-	565,286	-	654,073	110,463	611,098	30,719,163
Off-balance sheet accounts:										
Guarantee contracts		16,885,664	155,883	7,607	55,086	15,639	197,052	595,236	390,962	18,303,129
Loan commitments and other credit related liabilities		107,816,525	1,301,469	221,991	446,365	92,419	2,017,126	2,210,056	4,599,504	118,705,455
	₩	546,316,031	12,298,409	1,202,123	13,874,062	1,506,801	11,458,214	9,816,064	19,129,644	615,601,348

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2024 and 2023 are as follows:

	December 31, 2024								
Division (*)	**Finance and insurance**	**Manufacturing**	**Retail and wholesale**	**Real estate and service**	**Construction**	**Lodging and restaurant**	**Others**	**Retail customers**	**Total**
Due from banks:									
Banks	₩ 4,086,315	-	-	-	-	-	-	-	4,086,315
Government/Public sector/Central bank/Etc.	25,818,517	-	-	-	-	-	-	-	25,818,517
	29,904,832	-	-	-	-	-	-	-	29,904,832
Loans at amortized cost:									
Banks	3,150,290	-	-	-	-	-	562,474	-	3,712,764
Retail									
Residential real estate mortgage loan	-	-	-	-	-	-	-	73,958,492	73,958,492
Others	-	-	-	-	-	-	-	114,000,573	114,000,573
Government/Public sector/Central bank/Etc.	788,375	-	-	-	-	-	40,178	-	828,553
Corporate									
Large enterprises	10,218,176	28,845,763	5,615,839	2,912,391	1,666,308	973,405	13,590,518	-	63,822,400
Small and medium-sized enterprises	1,451,597	32,074,900	16,419,991	31,446,609	2,144,325	4,867,080	27,488,506	-	115,893,008
Special finance	3,850,453	73,575	-	7,110,748	198,799	16,488	4,115,103	-	15,365,166
Others	-	9	23	2	-	-	68	-	102
Credit cards	-	-	-	-	-	-	-	259,759	259,759
	19,458,891	60,994,247	22,035,853	41,469,750	4,009,432	5,856,973	45,796,847	188,218,824	387,840,817
Loans at FVTPL:									
Banks	-	-	-	-	99,158	-	-	-	99,158
Corporate									
Large enterprises	-	347,469	298,784	-	-	-	26,947	-	673,200
	-	347,469	298,784	-	99,158	-	26,947	-	772,358
Securities at FVTPL:									
Debt securities	11,507,710	2,073,736	949,277	727,575	262,694	58,226	9,984,106	-	25,563,324
Gold/Silver deposits	128,297	-	-	-	-	-	-	-	128,297
	11,636,007	2,073,736	949,277	727,575	262,694	58,226	9,984,106	-	25,691,621
Securities at FVTOCI	27,149,797	1,524,995	499,697	595,045	603,721	-	20,494,872	-	50,868,127
Securities at amortized cost	9,524,144	9,984	-	420,773	238,663	-	18,663,318	-	28,856,882
Off-balance sheet accounts:									
Guarantee contracts	3,658,099	11,688,078	3,531,512	92,072	179,255	115,113	3,098,449	12,979	22,375,557
Loan commitments and other liabilities for credit	18,210,834	33,378,033	9,660,680	3,599,734	1,682,418	397,504	16,285,231	41,262,801	124,477,235
	₩ 119,542,604	110,016,542	36,975,803	46,904,949	7,075,341	6,427,816	114,349,770	229,494,604	670,787,429

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2024 and 2023 are as follows: (continued)

Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
					December 31, 2023					
Due from banks:										
Banks	₩	5,802,428	-	-	-	-	-	-	-	5,802,428
Government/Public sector/Central bank/Etc.		20,122,532	-	-	-	-	-	-	-	20,122,532
		25,924,960	-	-	-	-	-	-	-	25,924,960
Loans at amortized cost:										
Banks		4,142,348	-	-	-	-	-	419,738	-	4,562,086
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	60,430,803	60,430,803
Others		-	-	-	-	-	-	-	104,481,422	104,481,422
Government/Public sector/Central bank/Etc.		905,204	-	-	-	-	-	33,005	-	938,209
Corporate										
Large enterprises		6,632,453	23,867,255	5,116,884	2,678,372	1,268,558	441,493	10,601,992	-	50,607,007
Small and medium-sized enterprises		1,204,569	33,112,872	16,992,589	32,303,271	2,082,311	5,325,468	24,230,723	-	115,251,803
Special finance		3,093,921	26,121	-	5,290,639	223,970	93,967	3,378,804	-	12,107,422
Others		-	-	12	1	-	174	79	-	266
Credit cards		-	-	-	-	-	-	-	263,111	263,111
		15,978,495	57,006,248	22,109,485	40,272,283	3,574,839	5,861,102	38,664,341	165,175,336	348,642,129
Loans at FVTPL:										
Banks		-	-	-	49,526	99,043	-	59,428	-	207,997
Corporate										
Small and medium-sized enterprises		-	198,002	99,667	-	-	-	21,260	-	318,929
Large enterprises		9,898	-	-	-	-	-	-	-	9,898
		9,898	198,002	99,667	49,526	99,043	-	80,688	-	536,824
Securities at FVTPL:										
Debt securities		12,868,932	2,203,227	963,008	628,611	172,598	48,557	6,424,916	-	23,309,849
Gold/Silver deposits		103,706	-	-	-	-	-	-	-	103,706
		12,972,638	2,203,227	963,008	628,611	172,598	48,557	6,424,916	-	23,413,555
Securities at FVTOCI		21,168,220	1,809,333	484,331	651,660	534,712	20,172	24,687,705	-	49,356,133
Securities at amortized cost		11,229,254	9,961	-	235,243	209,190	-	19,035,515	-	30,719,163
Off-balance sheet accounts:										
Guarantee contracts		2,517,428	9,125,572	3,486,714	119,473	152,112	36,364	2,586,541	278,925	18,303,129
Loan commitments and other liabilities for credit		18,056,936	31,564,590	9,672,493	3,806,811	1,673,648	287,277	15,015,969	38,627,731	118,705,455
	₩	107,857,829	101,916,933	36,815,698	45,763,607	6,416,142	6,253,472	106,495,675	204,081,992	615,601,348

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk**

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Group manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. In addition, the Group manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowings, and debt securities issued, and interest-sensitive derivatives used as hedging instruments as non-trading position.

The Group carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and middle office functions for all operating departments and desks.

The basis of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Group crisis.

i) Measurement method on market risk arising from trading positions

The Bank calculates the market risk arising from all trading position using the standardised approach for market risk prescribed by the Basel Committee on Banking Supervision, which is reflected in the Detailed Regulations on Supervision of Banking Business <Attachment 3-2>. For market risks arising from trading positions, regulatory capital will be broken down into sensitivity-based risks, default risks, residual risks, and structural foreign exchange positions.

- Sensitivity-based risk refers to linear and non-linear losses that can be caused by unfavorable changes in credit spread, stock prices, foreign exchange rates, commodity prices, etc.
- Default risk refers to losses that can occur due to a sudden default that was not considered in the sensitivity-based risk.
- Residual risk refers to losses that can occur due to factors that were not considered in neither sensitivity-based nor default risk.
- Structural foreign exchange positions refer to foreign exchange positions that are excluded from the calculation of regulatory capital for market risk with the approval of the Governor of the Financial Supervisory Service regarding amounts invested in foreign currencies, such as equity investment and general working capital to overseas branch.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

i) Measurement method on market risk arising from trading positions (continued)

The limit for each type of market risk is set within the Bank's total risk limit and is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the following market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

ii) Risk of trading positions

The regulatory capital for market risk as of December 31, 2024 and 2023 under the Basel III revised standardised approach are as follows:

		December 31, 2024	December 31, 2023
Sensitivity risk			
GIRR (*1)	₩	116,501	107,348
CSR (non-securitization) (*2)		129,603	153,034
CSR (securitization: Non-CTP) (*3)		27,930	26,187
Equity securities		28,582	30,750
Foreign currency		368,999	458,406
Commodity		199	119
		671,814	775,844
Default risk			
Non-securitization		98,699	107,695
Securitization (excludes CTP) (*3)		60,866	59,549
		159,565	167,244
Residual risks		2,984	1,719
	₩	834,363	944,807

(*1) GIRR (General Interest Rate Risk)
(*2) CSR (Credit Spread Risk)
(*3) CTP (Correlation Trading Portfolio)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading positions is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading positions by considering the effects of interest rate changes on both its net asset value and net interest income.

The Group carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Group measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Group calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements ("BIS"). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Group uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earnings at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest rate VaR	₩	1,508,514	1,185,973
Interest rate EaR		406,207	394,996

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Group's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Group's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Group's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

	December 31, 2024					
	USD	JPY	EUR	CNY	Others	Total
Assets						
Cash and due from banks ₩	10,701,013	2,494,360	156,557	708,235	5,009,576	19,069,741
Securities at FVTPL	1,814,736	187	413,992	-	161,392	2,390,307
Derivative assets	322,349	-	10,034	42	18,879	351,304
Loans at amortized cost	25,629,728	13,073,162	1,788,777	4,873,899	14,065,607	59,431,173
Securities at FVTOCI	7,698,095	171,177	17,236	681,404	1,427,471	9,995,383
Securities at amortized cost	229,715	500,269	-	117,008	1,375,995	2,222,987
Other financial assets	3,995,113	1,264,206	190,012	355,004	743,010	6,547,345
	50,390,749	17,503,361	2,576,608	6,735,592	22,801,930	100,008,240
Liabilities						
Deposits	27,482,759	15,731,974	1,192,384	5,229,985	15,161,598	64,798,700
Financial liabilities at FVTPL	-	-	-	-	597,058	597,058
Derivative liabilities	471,961	-	1,768	35	35,316	509,080
Borrowings	7,808,458	1,356,864	280,140	544	785,521	10,231,527
Debt securities issued	7,831,961	168,566	764,365	-	1,865,788	10,630,680
Other financial liabilities	4,652,242	936,154	229,063	652,514	993,771	7,463,744
	48,247,381	18,193,558	2,467,720	5,883,078	19,439,052	94,230,789
Net assets (liabilities)	2,143,368	(690,197)	108,888	852,514	3,362,878	5,777,451
Off-balance sheet items						
Derivative exposures	(264,465)	879,773	(734,747)	(377,318)	(61,383)	(558,140)
Net position ₩	1,878,903	189,576	(625,859)	475,196	3,301,495	5,219,311

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023				
	USD	JPY	EUR	CNY	Others	Total
Assets						
Cash and due from banks ₩	9,188,642	2,039,170	68,656	629,844	3,735,614	15,661,926
Securities at FVTPL	1,483,375	3,317	326,277	-	188,659	2,001,628
Derivative assets	406,267	1,448	3,530	32	16,490	427,767
Loans at amortized cost	23,097,671	11,701,633	1,506,431	4,018,660	11,307,958	51,632,353
Securities at FVTOCI	6,067,584	175,740	3,739	564,791	1,131,565	7,943,419
Securities at amortized cost	166,427	553,509	-	110,532	1,281,941	2,112,409
Other financial assets	4,490,867	637,607	823,623	441,906	905,669	7,299,672
	44,900,833	15,112,424	2,732,256	5,765,765	18,567,896	87,079,174
Liabilities						
Deposits	22,488,939	14,309,156	1,529,622	4,131,142	12,439,502	54,898,361
Financial liabilities at FVTPL	-	-	-	-	419,342	419,342
Derivative liabilities	577,069	-	12,208	583	42,961	632,821
Borrowings	8,382,968	1,390,750	208,335	115,798	746,699	10,844,550
Debt securities issued	6,325,087	337,684	713,295	-	1,205,056	8,581,122
Other financial liabilities	4,989,482	183,500	769,799	777,986	772,651	7,493,418
	42,763,545	16,221,090	3,233,259	5,025,509	15,626,211	82,869,614
Net assets (liabilities)	2,137,288	(1,108,666)	(501,003)	740,256	2,941,685	4,209,560
Off-balance sheet items						
Derivative exposures	(153,920)	1,708,664	(236,969)	(326,125)	(611,718)	379,932
Net position ₩	1,983,368	599,998	(737,972)	414,131	2,329,967	4,589,492

(d) Interest rate risk management

The Group is closely monitoring the output and market of various industrial working groups that manage the transition to new interest rate benchmarks. It includes announcements made by LIBOR regulators.

Regulators have clearly stated that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Group has established a LIBOR-related response plan consisting of work flows such as risk management, accounting, tax, law, IT, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business and prepare and implement action plans to facilitate the transition to alternative benchmark rates. As of December 31, 2024, the Group has largely concluded most transition and replacement plans, aiming to finalize the contingency plan in accordance with regulatory guidelines.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-3. **Liquidity risk**

The Group performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Group.

The Group manages liquidity risk based on following basic principles:

  - Raise funding in sufficient amounts at the optimal time and reasonable costs;
  - Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
  - Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
  - Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
  - Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and
  - Consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-3. **Liquidity risk (continued)**

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2024 and 2023 are as follows:

		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
December 31, 2024								
Assets								
Cash and due from banks	₩	31,704,594	426,620	56,648	13,021	-	-	32,200,883
Securities at FVTPL		21,938,609	14,195	29,497	25,033	599,403	3,343,577	25,950,314
Derivative assets		7,338,369	4,823	6,653	11,644	42,939	15,619	7,420,047
Loans at amortized cost		23,834,792	45,021,946	60,890,618	88,979,260	125,639,751	116,459,150	460,825,517
Loans at FVTPL		235,288	406,680	99,122	-	31,268	-	772,358
Securities at FVTOCI		43,564,053	677,886	460,000	2,098,000	4,652,343	751,053	52,203,335
Securities at amortized cost		872,036	3,073,685	3,118,368	3,054,209	19,097,351	1,570,192	30,785,841
Other financial assets		12,970,279	-	-	203,422	-	1,189,598	14,363,299
	₩	142,458,020	49,625,835	64,660,906	94,384,589	150,063,055	123,329,189	624,521,594
Liabilities								
Deposits	₩	211,836,476	48,151,517	54,964,267	75,175,644	29,488,535	1,765,495	421,381,934
Financial liabilities at FVTPL		597,058	-	-	-	-	-	597,058
Derivative liabilities		6,931,848	26,002	38,078	75,497	269,229	58,032	7,398,686
Borrowings		4,946,616	3,433,175	4,482,211	4,242,693	4,774,014	1,445,489	23,324,198
Debt securities issued		2,357,409	5,694,038	6,332,631	11,205,578	21,677,572	2,873,662	50,140,890
Financial liabilities designated at FVTPL		-	2,255	60,822	-	220,987	-	284,064
Other financial liabilities		23,430,247	30,615	42,376	163,736	296,028	71,129	24,034,131
	₩	250,099,654	57,337,602	65,920,385	90,863,148	56,726,365	6,213,807	527,160,961

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-3. **Liquidity risk (continued)**

(a) Contractual maturities for financial assets (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2024 and 2023 are as follows: (continued)

			December 31, 2023				
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	27,600,504	389,908	49,707	54,495	-	-	28,094,614
Securities at FVTPL		20,309,418	7,005	49,876	27,473	490,267	2,779,071	23,663,110
Derivative assets		3,193,984	4,716	6,652	12,884	72,860	22,761	3,313,857
Loans at amortized cost		22,985,494	39,655,127	56,508,937	87,034,365	110,969,662	94,810,333	411,963,918
Loans at FVTPL		99,427	415,897	21,500	-	-	-	536,824
Securities at FVTOCI		39,952,055	277,530	360,000	2,072,605	7,364,179	582,997	50,609,366
Securities at amortized cost		888,721	3,218,004	1,884,170	4,056,606	19,756,822	3,165,961	32,970,284
Other financial assets		14,549,049	-	-	89,701	-	1,209,962	15,848,712
	₩	129,578,652	43,968,187	58,880,842	93,348,129	138,653,790	102,571,085	567,000,685
Liabilities								
Deposits	₩	199,512,658	48,950,478	41,868,866	63,645,375	23,592,133	2,907,239	380,476,749
Financial liabilities at FVTPL		410,380	357	586	1,202	6,816	-	419,341
Derivative liabilities		2,911,343	29,309	42,175	80,368	385,147	68,456	3,516,798
Borrowings		9,311,244	3,497,822	3,356,370	5,118,301	4,620,190	1,418,382	27,322,309
Debt securities issued		1,535,259	4,915,211	3,872,222	11,476,685	16,452,450	2,077,562	40,329,389
Financial liabilities designated at FVTPL		-	2,255	10,822	-	284,064	-	297,141
Other financial liabilities		29,611,633	25,664	35,514	135,527	210,776	44,086	30,063,200
	₩	243,292,517	57,421,096	49,186,555	80,457,458	45,551,576	6,515,725	482,424,927

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet accounts as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Guarantee contracts	₩	22,375,557	18,303,129
Loan commitments and other credit related liabilities		124,477,235	118,705,455
	₩	146,852,792	137,008,584

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. **Measurement of fair value**

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Group are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value

i) *The table below analyses financial instruments measured at the fair value as of December 31, 2024 and 2023 by the level in the fair value hierarchy into which the fair value measurement is categorized:*

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	745,412	26,946	772,358
Securities at FVTPL:					
Debt securities		3,956,077	16,185,786	5,421,461	25,563,324
Equity securities		46,936	64,277	147,480	258,693
Gold/Silver deposits		128,297	-	-	128,297
		4,131,310	16,250,063	5,568,941	25,950,314
Derivative assets:					
Trading		819	7,334,854	110	7,335,783
Hedging		-	67,697	-	67,697
		819	7,402,551	110	7,403,480
Securities at FVTOCI:					
Debt securities		11,499,318	39,368,808	-	50,868,126
Equity securities		866,957	-	468,251	1,335,208
		12,366,275	39,368,808	468,251	52,203,334
	₩	16,498,404	63,766,834	6,064,248	86,329,486
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	261,299	-	261,299
Financial liabilities at FVTPL:					
Gold/Silver deposits		597,058	-	-	597,058
Derivative liabilities:					
Trading		387	6,915,871	2,098	6,918,356
Hedging		-	410,733	207,697	618,430
		387	7,326,604	209,795	7,536,786
	₩	597,445	7,587,903	209,795	8,395,143

68

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2024 and 2023 by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	515,563	21,261	536,824
Securities at FVTPL:					
Debt securities		1,645,756	17,220,513	4,443,580	23,309,849
Equity securities		62,593	-	186,962	249,555
Gold/Silver deposits		103,706	-	-	103,706
		1,812,055	17,220,513	4,630,542	23,663,110
Derivative assets:					
Trading		1,097	3,190,310	59	3,191,466
Hedging		-	71,824	-	71,824
		1,097	3,262,134	59	3,263,290
Securities at FVTOCI:					
Debt securities		16,609,416	32,746,717	-	49,356,133
Equity securities		725,796	-	527,437	1,253,233
		17,335,212	32,746,717	527,437	50,609,366
	₩	19,148,364	53,744,927	5,179,299	78,072,590
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	254,832	-	254,832
Financial liabilities at FVTPL:					
Gold/Silver deposits		419,342	-	-	419,342
Derivative liabilities:					
Trading		1,037	2,894,562	-	2,895,599
Hedging		-	392,800	224,195	616,995
		1,037	3,287,362	224,195	3,512,594
	₩	420,379	3,542,194	224,195	4,186,768

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2024 and 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024					
		Loans at FVTPL	**Securities at FVTPL**	**Securities at FVTOCI**	**Derivative assets**	**Derivative liabilities**	**Total**
Beginning balance	₩	21,261	4,630,542	527,437	59	(224,195)	4,955,104
Total gain or loss:							
Recognized in profit or loss (*1)		2,185	149,084	-	(103)	17,144	168,310
Recognized in other comprehensive loss		-	-	(62,772)	-	-	(62,772)
Purchases/issues		25,000	1,370,505	3,616	186	(2,744)	1,396,563
Settlements		(21,500)	(461,052)	(30)	(3,963)	-	(486,545)
Transfer to level 3 (*2)		-	7,641	-	3,931	-	11,572
Transfer out of level 3 (*2)		-	(127,779)	-	-	-	(127,779)
Ending balance	₩	26,946	5,568,941	468,251	110	(209,795)	5,854,453

		December 31, 2023					
		Loans at FVTPL	**Securities at FVTPL**	**Securities at FVTOCI**	**Derivative assets**	**Derivative liabilities**	**Total**
Beginning balance	₩	22,034	3,954,262	524,605	1,300	(343,868)	4,158,333
Total gain or loss:							
Recognized in profit or loss (*1)		(773)	(111,325)	-	(96)	119,564	7,370
Recognized in other comprehensive income		-	-	2,689	-	-	2,689
Purchases/issues		-	1,377,024	143	38	-	1,377,205
Settlements		-	(597,076)	-	(1,183)	109	(598,150)
Transfer to level 3 (*2)		-	32,716	-	-	-	32,716
Transfer out of level 3 (*2)		-	(25,059)	-	-	-	(25,059)
Ending balance	₩	21,261	4,630,542	527,437	59	(224,195)	4,955,104

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial assets measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023 and gains or losses related to financial instruments that the Group held as of December 31, 2024 and 2023 are presented in the consolidated statements of comprehensive income as follows:

		December 31, 2024		December 31, 2023	
		Gains recognized in profit or loss	Gains recognized in profit or loss for financial instruments held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instruments held at the end of the year
Net gain (loss) on financial instruments at FVTPL	₩	151,812	164,456	(112,194)	(110,774)
Net other operating income		16,498	16,498	119,564	119,564
	₩	168,310	180,954	7,370	8,790

(*2) Changes in the availability of observable market data for the financial instruments have resulted in transfers between levels. The Group has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023 are as follows:

	December 31, 2024				
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	745,412	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,185,786	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
	Equity securities		64,277	Net asset value	Price of underlying assets; such as stocks and bonds
			16,250,063		
Derivative assets	Trading		7,334,854	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		67,697		
			7,402,551		
Securities at FVTOCI	Debt securities		39,368,808	Discounted cash flow	Discount rate
		₩	63,766,834		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	261,299	Option model	Discount rate, volatility
Derivative liabilities	Trading		6,915,871	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		410,733		
			7,326,604		
		₩	7,587,903		

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023 are as follows: (continued)

	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
			December 31, 2023		
Financial assets					
Loans at FVTPL		₩	515,563	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		17,220,513	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
Derivative assets	Trading		3,190,310	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		71,824		
			3,262,134		
Securities at FVTOCI	Debt securities		32,746,717	Discounted cash flow	Discount rate
		₩	53,744,927		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	254,832	Option model	Discount rate, volatility
Derivative liabilities	Trading		2,894,562	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		392,800		
			3,287,362		
		₩	3,542,194		

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

				December 31, 2024			
	Valuation technique	Type of financial instruments	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets							
Loans at FVTPL	Option model (*1)	Loans	₩ 26,946	Volatility of underlying assets, Discount rate	Volatility of underlying assets	20.15%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	5,421,461	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	24.9%~36.37% 10.3%~11.07%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases
	Discounted cash flow, Comparable company analysis	Equity securities	147,480	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	25.58%~31.54% 3.6%~14.57% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			5,568,941				
Derivative assets	Option model (*2)	Equity and foreign exchange	110	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
Securities FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	468,251	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	22.95% 6%~12.53% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			₩ 6,064,248				

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	Valuation technique	Type of financial assets	Book value		Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
						December 31, 2024		
Financial liabilities								
Derivative liabilities	Option model (*2)	Equity and foreign currency	₩	2,098	Volatility of underlying assets Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related		207,697	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.5618%~1.0892% 0.0040%~2.3162% 57.21%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩	209,795				

(*1) The Group uses Binomial Tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments(continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

					December 31, 2023		
	Valuation technique	**Type of financial instruments**	**Book value**	**Input**	**Significant unobservable input**	**Range of input**	**Relationship of unobservable inputs to fair value**
Financial assets							
Loans at FVTPL	Option model (*1)	Loans	₩ 21,261	Volatility of underlying assets, Discount rate	Volatility of underlying assets	28.35%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	4,443,580	Volatility of underlying assets, Discount rate, Correlation coefficient	Volatility of underlying assets, Discount rate, Correlation coefficient	19.53%~60.88% 7.40%~16.17% 17.85%~51.47%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases, The effects of trading instruments and market conditions increase or decrease fair value with changes in correlation coefficients
	Discounted cash flow, Comparable company analysis	Equity securities	186,962	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	26.12% 4.92%~17.19%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			4,630,542				
Derivative assets	Option model (*2)	Equity and foreign exchange	59	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	23.68%	The higher the volatility, the higher the volatility of fair value
Securities FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	527,437	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	20.6% 9.25%~19.9%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 5,179,299				

76

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial liabilities classified as fair value level 3 are as follows: (continued)

				December 31, 2023			
	Valuation technique	**Type of financial assets**	**Book value**	**Input**	**Significant unobservable input**	**Range of input**	**Relationship of unobservable inputs to fair value**
Financial liabilities							
Derivative liabilities	Option model (*2)	Interest rates related	₩ 224,195	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.61%~1.06% 0.0023%~2.7056% 58.95%~90.34%	The higher the volatility, the higher the volatility of fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 224,195				

(*1) The Group uses Binomial Tree and LSMC option model.
(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2024 and 2023 are as follows:

Type of financial instruments (*1)			December 31, 2024			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		₩	122	(158)	-	-
Securities at FVTPL	Debt securities (*2)		711	(664)	-	-
	Equity securities (*3)		2,926	(1,588)	-	-
Derivative assets (*2)	Equity and foreign exchange related		378	(370)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	22,286	(14,915)
		₩	4,137	(2,780)	22,286	(14,915)
Derivative liabilities (*2)	Equity and foreign exchange related		3,063	(1,178)	-	-
	Interest rates related	₩	3,545	(4,807)	-	-
		₩	6,608	(5,985)	-	-

(*1) ₩5,877,319 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

Type of financial instruments (*1)			December 31, 2023			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*2)		₩	1	-	-	-
Securities at FVTPL	Debt securities (*2)		1,521	(1,437)	-	-
	Equity securities (*3)		5,035	(3,743)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	14,105	(11,374)
		₩	6,557	(5,180)	14,105	(11,374)
Derivative liabilities (*2)	Interest rates related	₩	10,995	(10,419)	-	-

(*1) ₩4,651,295 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical, and most of deposits are floating interest rate deposits or next-day deposits of a short-term instrument. Therefore, the carrying value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account deposits and call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate, considering residual risk.
Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and liabilities	The book value is used as fair value for short-term and transitional accounts, such as spot exchange, and unpaid/uncollected domestic exchange of payments, and for the remaining financial instruments, the present value of the contractual cash flows at a discount rate which considered residual risk at the market interest rate is calculated as a fair value.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Book value				
		Balance	**Unamortized balance**	**Allowance**	**Total**	**Fair value**
Assets						
Cash and due from banks:						
Cash	₩	2,256,855	-	-	2,256,855	2,256,855
Due from banks		29,923,731	-	(18,899)	29,904,832	29,904,832
Loans at amortized cost:						
Household loans		153,254,900	516,310	(519,025)	153,252,185	153,994,036
Corporate loans		228,799,941	90,332	(1,571,396)	227,318,877	229,041,195
Public and other loans		5,079,142	(653)	(34,804)	5,043,685	5,085,776
Loans to bank		1,969,522	-	(3,212)	1,966,310	1,972,024
Credit card receivables		269,740	-	(9,980)	259,760	269,354
Securities at amortized cost:						
Government bonds		18,095,652	-	(2,555)	18,093,097	18,308,828
Financial institutions bonds		3,774,650	-	(2,832)	3,771,818	3,812,508
Corporate bonds and others		6,703,520	-	(2,965)	6,700,555	6,713,715
Others		291,412	-	-	291,412	291,412
Other financial assets		16,153,742	(42,648)	(362,625)	15,748,469	16,100,200
	₩	466,572,807	563,341	(2,528,293)	464,607,855	467,750,735
Liabilities						
Deposits:						
Demand deposits	₩	159,028,175	-	-	159,028,175	159,028,175
Time deposits		230,930,135	-	-	230,930,135	231,271,448
Negotiable certificates of deposits		10,050,494	-	-	10,050,494	10,121,955
Note discount deposits		7,624,787	-	-	7,624,787	7,624,245
Cash management account (CMA)		4,451,561	-	-	4,451,561	4,451,561
Others		14,469	-	-	14,469	14,468
Borrowings:						
Call money		707,823	-	-	707,823	707,823
Bill sold		8,872	-	-	8,872	8,831
Bonds sold under repurchase agreements		1,643	-	-	1,643	1,643
Borrowings		22,002,422	(1,588)	-	22,000,834	22,076,802
Debt securities issued:						
Debt securities issued in Korean won		36,155,884	(56,871)	-	36,099,013	36,164,763
Debt securities issued in foreign currencies		10,630,681	(36,941)	-	10,593,740	10,725,118
Other financial liabilities		28,742,732	(39,532)	-	28,703,200	28,659,677
	₩	510,349,678	(134,932)	-	510,214,746	510,856,509

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023 are as follows: (continued)

			December 31, 2023			
			Book value			
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,131,816	-	-	2,131,816	2,131,816
Due from banks		25,944,133	-	(19,173)	25,924,960	25,924,960
Loans at amortized cost:						
Household loans		141,541,256	396,422	(455,101)	141,482,577	141,836,304
Corporate loans		201,214,888	88,204	(1,709,997)	199,593,095	200,970,534
Public and other loans		4,247,228	(4,573)	(26,669)	4,215,986	4,253,065
Loans to bank		3,092,561	-	(5,201)	3,087,360	3,087,091
Credit card receivables		277,372	-	(14,261)	263,111	276,658
Securities at amortized cost:						
Government bonds		18,557,061	-	(2,323)	18,554,738	18,484,419
Financial institutions bonds		5,828,569	-	(4,212)	5,824,357	5,866,109
Corporate bonds and others		6,154,094	-	(3,156)	6,150,938	6,063,418
Others		189,130	-	-	189,130	189,130
Other financial assets		17,966,007	(40,173)	(323,019)	17,602,815	17,896,590
	₩	427,144,115	439,880	(2,563,112)	425,020,883	426,980,094
Liabilities						
Deposits:						
Demand deposits	₩	150,527,999	-	-	150,527,999	150,527,999
Time deposits		196,048,390	-	-	196,048,390	196,344,702
Negotiable certificates of deposits		11,752,483	-	-	11,752,483	11,806,982
Note discount deposits		7,664,701	-	-	7,664,701	7,664,012
CMA		4,950,392	-	-	4,950,392	4,950,392
Others		15,684	-	-	15,684	15,682
Borrowings:						
Call money		1,800,849	-	-	1,800,849	1,800,849
Bill sold		11,252	-	-	11,252	11,208
Bonds sold under repurchase agreements		3,994,125	-	-	3,994,125	3,994,125
Borrowings		20,897,013	(2,041)	-	20,894,972	20,960,556
Debt securities issued:						
Debt securities issued in Korean won		29,226,709	(27,731)	-	29,198,978	29,138,611
Debt securities issued in foreign currencies		8,581,123	(29,416)	-	8,551,707	8,581,212
Other financial liabilities		34,215,371	(46,114)	-	34,169,257	34,143,633
	₩	469,686,091	(105,302)	-	469,580,789	469,939,963

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets					
Cash and due from banks:					
Cash	₩	2,256,855	-	-	2,256,855
Due from banks		-	29,904,833	-	29,904,833
Loans at amortized cost:					
Household loans		-	-	153,994,036	153,994,036
Corporate loans		-	-	229,041,195	229,041,195
Public and other loans		-	-	5,085,776	5,085,776
Loans to bank		-	971,710	1,000,314	1,972,024
Credit card receivables		-	-	269,354	269,354
Securities at amortized cost:					
Government bonds		7,975,228	10,333,600	-	18,308,828
Financial institutions bonds		331,421	3,481,087	-	3,812,508
Corporate bonds and others		-	6,713,715	-	6,713,715
Others		-	291,412	-	291,412
Other financial assets		-	12,726,447	3,373,753	16,100,200
	₩	10,563,504	64,422,804	392,764,428	467,750,736
Liabilities					
Deposits:					
Demand deposits	₩	-	159,028,175	-	159,028,175
Time deposits		-	-	231,271,448	231,271,448
Negotiable certificates of deposits		-	-	10,121,955	10,121,955
Note discount deposits		-	-	7,624,245	7,624,245
CMA		-	4,451,561	-	4,451,561
Others		-	-	14,468	14,468
Borrowings:					
Call money		-	707,823	-	707,823
Bill sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	1,643	1,643
Borrowings		-	-	22,076,802	22,076,802
Debt securities issued:					
Debt securities issued in Korean won		-	34,571,913	1,592,850	36,164,763
Debt securities issued in foreign currencies		-	10,725,118	-	10,725,118
Other financial liabilities		-	9,723,562	18,936,115	28,659,677
	₩	-	219,208,152	291,648,357	510,856,509

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,131,816	-	-	2,131,816
Due from banks		-	25,924,960	-	25,924,960
Loans at amortized cost:					
Household loans		-	-	141,836,304	141,836,304
Corporate loans		-	-	200,970,534	200,970,534
Public and other loans		-	-	4,253,065	4,253,065
Loans to bank		-	1,662,446	1,424,645	3,087,091
Credit card receivables		-	-	276,658	276,658
Securities at amortized cost:					
Government bonds		7,029,533	11,454,886	-	18,484,419
Financial institutions bonds		2,005,877	3,860,232	-	5,866,109
Corporate bonds and others		-	6,063,418	-	6,063,418
Others		-	189,130	-	189,130
Other financial assets		-	14,324,970	3,571,620	17,896,590
	₩	11,167,226	63,480,042	352,332,826	426,980,094
Liabilities					
Deposits:					
Demand deposits	₩	-	150,527,999	-	150,527,999
Time deposits		-	-	196,344,702	196,344,702
Negotiable certificates of deposits		-	-	11,806,982	11,806,982
Note discount deposits		-	-	7,664,012	7,664,012
CMA		-	4,950,392	-	4,950,392
Others		-	-	15,682	15,682
Borrowings:					
Call money		-	1,800,849	-	1,800,849
Bill sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	3,994,125	3,994,125
Borrowings		-	-	20,960,556	20,960,556
Debt securities issued:					
Debt securities issued in Korean won		-	27,778,145	1,360,466	29,138,611
Debt securities issued in foreign currencies		-	8,581,212	-	8,581,212
Other financial liabilities		-	18,539,772	15,603,861	34,143,633
	₩	-	212,178,369	257,761,594	469,939,963

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2024 and 2023 are as follows:

			December 31, 2024		
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	20,819,814		Discount rate
Level 3	Loans at amortized cost		389,390,675	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,373,753		Discount rate
		₩	413,584,242		
Level 2	Debt securities issued	₩	45,297,031		Discount rate
Level 3	Deposits (*)		247,783,389		Discount rate
	Borrowings (*)		15,585,864	Discounted cash flow	Discount rate
	Debt securities issued		1,592,850		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		18,936,115		Discount rate
		₩	329,195,249		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

			December 31, 2023		
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	21,567,666		Discount rate
Level 3	Loans at amortized cost		348,761,206	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,571,620		Discount rate
		₩	373,900,492		
Level 2	Debt securities issued	₩	36,359,357		Discount rate
Level 3	Deposits (*)		214,212,875		Discount rate
	Borrowings (*)		14,852,579	Discounted cash flow	Discount rate
	Debt securities issued		1,360,466		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		15,603,861		Discount rate
		₩	282,389,138		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	48	1,196	(286)	958

		December 31, 2023			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	160	-	(112)	48

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024				
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets						
Due from banks ₩	-	-	-	29,904,833	-	29,904,833
Securities at FVTPL	25,950,314	-	-	-	-	25,950,314
Derivative assets	7,335,783	-	-	-	67,697	7,403,480
Loans at FVTPL	772,358	-	-	-	-	772,358
Loans at amortized cost	-	-	-	387,840,817	-	387,840,817
Securities at FVTOCI	-	50,868,126	1,335,209	-	-	52,203,335
Securities at amortized cost	-	-	-	28,856,882	-	28,856,882
Other financial assets	-	-	-	15,748,469	-	15,748,469
₩	34,058,455	50,868,126	1,335,209	462,351,001	67,697	548,680,488

	Financial instruments at FVTPL				
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities					
Deposits ₩	-	-	412,099,621	-	412,099,621
Financial liabilities at FVTPL	597,058	-	-	-	597,058
Financial liabilities designated at FVTPL	-	261,299	-	-	261,299
Derivative liabilities	6,918,356	-	-	618,430	7,536,786
Borrowings	-	-	22,719,172	-	22,719,172
Debt securities issued	-	-	46,692,753	-	46,692,753
Other financial liabilities	-	-	28,703,200	-	28,703,200
₩	7,515,414	261,299	510,214,746	618,430	518,609,889

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023				
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	25,924,960	-	25,924,960
Securities at FVTPL		23,663,110	-	-	-	-	23,663,110
Derivative assets		3,191,466	-	-	-	71,824	3,263,290
Loans at FVTPL		536,824	-	-	-	-	536,824
Loans at amortized cost		-	-	-	348,642,129	-	348,642,129
Securities at FVTOCI		-	49,356,133	1,253,233	-	-	50,609,366
Securities at amortized cost		-	-	-	30,719,163	-	30,719,163
Other financial assets		-	-	-	17,602,815	-	17,602,815
	₩	27,391,400	49,356,133	1,253,233	422,889,067	71,824	500,961,657

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	370,959,649	-	370,959,649
Financial liabilities at FVTPL		419,342	-	-	-	419,342
Financial liabilities designated at FVTPL		-	254,832	-	-	254,832
Derivative liabilities		2,895,599	-	-	616,995	3,512,594
Borrowings		-	-	26,701,198	-	26,701,198
Debt securities issued		-	-	37,750,685	-	37,750,685
Other financial liabilities		-	-	34,169,257	-	34,169,257
	₩	3,314,941	254,832	469,580,789	616,995	473,767,557

There are no financial instruments that are reclassified between categories of financial instruments for the years ended December 31, 2024 and 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial income and expense by category for the years ended December 31, 2024 and 2023 are as follows:

		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
		December 31, 2024					
Due from banks	₩	599,308	-	1,561	-	600,869	-
Securities at FVTPL		664,842	11,009	-	439,986	1,115,837	-
Securities at FVTOCI		1,602,296	17,194	(292)	157,330	1,776,528	488,554
Securities at amortized cost		990,737	-	1,713	(41)	992,409	-
Loans at FVTPL		32,625	-	-	81,490	114,115	-
Loans at amortized cost		17,792,786	151,180	(406,978)	(58,401)	17,478,587	-
Other financial assets		106,940	167,746	9,712	4,626	289,024	-
Financial liabilities at FVTPL		-	27	-	(157,760)	(157,733)	-
Financial liabilities designated at FVTPL		(13,292)	-	-	(6,466)	(19,758)	-
Financial liabilities at amortized cost		(12,939,205)	(59)	-	(38,347)	(12,977,611)	(181,341)
Net derivatives held for hedging		-	1,488	-	62,593	64,081	(39,880)
Allowance for off-balance sheet items		-	-	8,576	-	8,576	-
	₩	8,837,037	348,585	(385,708)	485,010	9,284,924	267,333

		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
		December 31, 2023					
Due from banks	₩	358,638	-	(1,757)	-	356,881	-
Securities at FVTPL		555,253	12,731	-	756,034	1,324,018	-
Securities at FVTOCI		1,282,973	17,105	3,698	78,568	1,382,344	1,108,605
Securities at amortized cost		954,911	-	654	(107)	955,458	-
Loans at FVTPL		29,249	-	-	44,672	73,921	-
Loans at amortized cost		17,110,113	122,822	(828,091)	33,919	16,438,763	-
Other financial assets		90,052	117,819	(17,877)	4,212	194,206	-
Financial liabilities at FVTPL		-	(45)	-	(56,772)	(56,817)	-
Financial liabilities designated at FVTPL		(9,804)	-	-	2,495	(7,309)	-
Financial liabilities at amortized cost		(11,968,726)	(589)	-	(281,813)	(12,251,128)	(4,767)
Net derivatives held for hedging		-	-	-	286,494	286,494	864
Allowance for off-balance sheet items		-	-	(21,675)	-	(21,675)	-
	₩	8,402,659	269,843	(865,048)	867,702	8,675,156	1,104,702

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-5. **Capital risk management**

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Since the initial Basel Capital Accord was introduced, capital regulations have evolved in a way that better reflects the risk of the bank. To improve risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by *Regulation on Supervision of Banking Business* beginning on December 1, 2013. Under these regulations, all domestic banks including the Group are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Group meets the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Regulation on Supervision of Banking Business*, the regulatory capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, accumulated other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.

ii) Other Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Group includes capital securities that meet the recognition requirements to compensate for the Group's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Group calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Group. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-5. **Capital risk management (continued)**

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2024 and 2023 are as follows:

Category		December 31, 2024	December 31, 2023
Capital:			
Common equity Tier 1 capital	₩	31,767,359	29,029,531
Additional Tier 1 capital		2,088,605	1,988,535
Tier 1 capital		33,855,964	31,018,066
Tier 2 capital		5,097,802	4,882,409
	₩	38,953,766	35,900,475
Risk-weighted assets: (*)			
Credit risk-weighted assets	₩	193,160,299	170,786,341
Market risk-weighted assets		10,429,546	11,810,088
Operating risk-weighted assets		17,976,098	15,988,517
	₩	221,565,943	198,584,946
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.34%	14.62%
Tier 1 capital ratio		15.28%	15.62%
Tier 2 capital ratio		2.30%	2.46%
Total capital ratio		17.58%	18.08%

(*) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systemically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (1.0%p).

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-6. **Transaction as a transfer of financial instrument**

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Transferred assets:			
Securities at FVTOCI		40,774	758,429
Securities at amortized cost		199,261	3,622,838
	₩	240,035	4,381,267
Associated liabilities:			
Bonds sold under repurchase agreements	₩	1,643	3,994,125

ii) Securities lending

When the Group lends securities held, the ownership of the securities is transferred, but since the securities must be returned at the end of the lending period, the Group continues to recognize the entire loaned securities as it retains most of the risks and benefits of the securities. Securities loaned as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Lender
Securities at FVTOCI:				
Government bonds	₩	2,557,257	3,689,953	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		552,103	60,693	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		2,093,011	1,570,134	Korea Securities Finance Corp., Korea Securities Depository NH Investment & Securities Co., Ltd.
Financial institutions bonds		-	289,987	Korea Securities Finance Corp., Korea Securities Depository
	₩	5,202,371	5,610,767	

iii) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2024 and 2023, the carrying amounts of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩5,046,681 million and ₩5,744,227 million, respectively; the carrying amounts of related liabilities are ₩2,669,246 million and ₩2,985,714 million, respectively.

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2024 and 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows:

		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
December 31, 2024							
Financial assets							
Derivative assets (*1)	₩	7,385,895	-	7,385,895			
Other financial assets (*1)		8,653,130	-	8,653,130	11,545,677	86,895	4,406,453
Bonds sold under repurchase agreements related collateral of securities (*2)		2,057,378	-	2,057,378	1,643	-	2,055,735
Bonds purchased under resale agreement (Loans) (*2)		4,189,902	-	4,189,902	3,990,484	-	199,418
Securities lent (*2)		5,196,165	-	5,196,165	5,196,165	-	-
Domestic exchange settlements receivables (*3)		39,237,712	34,502,696	4,735,016	-	-	4,735,016
Receivable from disposal of securities, etc. (*4)		13,524	3,407	10,117	-	-	10,117
	₩	66,733,706	34,506,103	32,227,603	20,733,969	86,895	11,406,739
Financial liabilities							
Derivative liabilities (*1)	₩	7,510,170	-	7,510,170			
Other financial liabilities (*1)		7,569,264	-	7,569,264	12,128,596	-	2,950,838
Bonds sold under repurchase agreements (Borrowings) (*2)		1,643	-	1,643	1,643	-	-
Domestic exchange settlement payables (*3)		36,238,679	34,502,696	1,735,983	1,735,983	-	-
Payable from purchase of securities, etc. (*4)		3,831	3,407	424	424	-	-
	₩	51,323,587	34,506,103	16,817,484	13,866,646	-	2,950,838

(*1) The Bank and its subsidiaries have certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

Notes to the Consolidated Financial Statements (Continued)

For the years ended December 31, 2024 and 2023

(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows: (continued)

					December 31, 2023			
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	**Related amounts not set off in the statement of financial position**		Net amount	
					Financial instruments	Cash collateral received		
Financial assets								
Derivative assets (*1)	₩	3,230,215	-	3,230,215	11,825,025	26,461	1,556,528	
Other financial assets (*1)		10,177,799	-	10,177,799				
Bonds sold under repurchase agreements related collateral of securities (*2)		4,303,641	-	4,303,641	3,951,190	-	352,451	
Bonds purchased under resale agreement (Loans) (*2)		2,261,833	-	2,261,833	2,261,833	-	-	
Securities lent (*2)		5,517,009	-	5,517,009	5,517,009	-	-	
Domestic exchange settlements receivables (*3)		47,413,117	42,479,436	4,933,681	-	-	4,933,681	
Receivable from disposal of securities, etc. (*4)		24,811	2,210	22,601	-	-	22,601	
	₩	72,928,425	42,481,646	30,446,779	23,555,057	26,461	6,865,261	
Financial liabilities								
Derivative liabilities (*1)	₩	3,468,740	-	3,468,740	11,623,905	-	832,651	
Other financial liabilities (*1)		8,987,816	-	8,987,816				
Bonds sold under repurchase agreements (Borrowings) (*2)		3,994,125	-	3,994,125	3,951,190	-	42,935	
Domestic exchange settlement payables (*3)		51,631,363	42,479,436	9,151,927	9,151,927	-	-	
Payable from purchase of securities, etc. (*4)		2,728	2,210	518	518	-	-	
	₩	68,084,772	42,481,646	25,603,126	24,727,540	-	875,586	

(*1) The Bank and its subsidiaries have certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.   Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

4. **Significant estimates and judgments**

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.   The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit liabilities

The present value of defined benefit liabilities can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (benefit) of pensions include discount rates, and changes in these assumptions will affect the book value of defined benefit liabilities. The consolidated entity determines appropriate discount rates every six months. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur upon settlement of defined benefit liabilities. The entity expresses pensions in the currency in which they are paid and considers yields on high-quality corporate bonds with maturities similar to those of the related pension liabilities when determining appropriate discount rates. Other significant assumptions related to defined benefit liabilities are based on certain current market situations.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

5. **Operating segment**

(a) The general descriptions of the Group's operating segments

The Group has four reportable segments which are strategic business units. Each of these segments is providing different services and is managed separately.

Description	Area of business
Channel division	Loans to or deposits from individual customers, wealth management customers, and institutions related to the credit, receipt and its accompanying work.
Capital market division	Securities investment, large corporations, loans to IB and its accompanying work.
International group	Supervision of overseas subsidiaries and branch operations and other international businesses.
Others	Fund management, others and various support businesses.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

5. Operating segment (continued)

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2024 and 2023.

| | | December 31, 2024 | | | | | |
Division		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense)	₩	7,370,702	181,802	1,274,267	19,364	(9,098)	8,837,037
Net fees and commission income (expense)		587,523	141,045	132,684	173,300	(11,580)	1,022,972
Net other income (expense) (*)		(4,341,710)	1,780,200	(369,870)	(1,824,168)	(45,215)	(4,800,763)
Operating income (expense)		3,616,515	2,103,047	1,037,081	(1,631,504)	(65,893)	5,059,246
Net non-operating income (expense)		(42,172)	(78,267)	1,159	(151,389)	(28,496)	(299,165)
Share of profit of associates		-	-	-	-	9,856	9,856
Profit (loss) before income tax		3,574,343	2,024,780	1,038,240	(1,782,893)	(84,533)	4,769,937
Income tax expense (income)		(792,979)	(449,204)	(243,162)	403,077	8,244	(1,074,024)
Profit (loss) for the year	₩	2,781,364	1,575,576	795,078	(1,379,816)	(76,289)	3,695,913
Attributable to:							
Equity holder of the Bank	₩	2,781,364	1,575,576	795,078	(1,379,816)	(76,753)	3,695,449
Non-controlling interests		-	-	-	-	464	464

(*) Profit or loss effect of hedging on net investments in foreign operations was included.

| | | December 31, 2023 | | | | | |
Division (*1)		Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (loss)	₩	7,481,885	231,896	1,182,592	(491,540)	(2,174)	8,402,659
Net fees and commission income (expense)		535,572	94,606	124,971	163,719	(7,917)	910,951
Net other income (expense) (*2)		(4,130,338)	1,275,874	(617,721)	(1,616,973)	(77,255)	(5,166,413)
Operating income (expense)		3,887,119	1,602,376	689,842	(1,944,794)	(87,346)	4,147,197
Net non-operating expense		(51,787)	(9,393)	(27,973)	(15,697)	(9,798)	(114,648)
Share of profit of associates		-	-	-	-	8,556	8,556
Profit (loss) before income tax		3,835,332	1,592,983	661,869	(1,960,491)	(88,588)	4,041,105
Income tax expense (income)		(937,676)	(389,458)	(147,744)	493,345	8,419	(973,114)
Profit (loss) for the period	₩	2,897,656	1,203,525	514,125	(1,467,146)	(80,169)	3,067,991
Attributable to:							
Equity holder of the Bank	₩	2,897,656	1,203,525	514,125	(1,467,146)	(80,479)	3,067,681
Non-controlling interests		-	-	-	-	310	310

(*1) In accordance with changes in organizational structure for the year ended December 31, 2024, the financial performance of each operating segment was restated.
(*2) Profit or loss effect of hedging on net investments in foreign operations was included.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

5. **Operating segment (continued)**

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expense) between operating segments for the years ended December 31, 2024 and 2023.

	December 31, 2024					
	Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense) from:						
External customers	₩ 8,322,026	767,597	1,419,574	(1,672,160)	-	8,837,037
Internal transactions	(951,324)	(585,795)	(145,307)	1,691,524	(9,098)	-
	₩ 7,370,702	181,802	1,274,267	19,364	(9,098)	8,837,037

	December 31, 2023					
	Channel division	Capital market division	International group	Others	Consolidation adjustments	Total
Net interest income (expense) from: (*)						
External customers	₩ 7,493,439	(26,874)	1,330,109	(394,015)	-	8,402,659
Internal transactions	(11,554)	258,770	(147,517)	(97,525)	(2,174)	-
	₩ 7,481,885	231,896	1,182,592	(491,540)	(2,174)	8,402,659

(*) According to the organizational structure change, the management performance of each operating segment has been restated for the year ended December 31, 2024.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

5. **Operating segment (continued)**

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2024 and 2023.

		Operating revenue (*)		Operating expenses		Operating income	
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Domestic	₩	43,620,285	34,011,623	39,806,838	30,859,198	3,813,447	3,152,425
Overseas		3,737,498	3,448,056	2,491,699	2,453,283	1,245,799	994,773
	₩	47,357,783	37,459,679	42,298,537	33,312,481	5,059,246	4,147,198

(*) Vietnam and Japan are the countries where the operating revenue from external consumers that is attributed to overseas is important. Operating revenue of Vietnam for the years ended December 31, 2024 and 2023 are ₩830,767 million and ₩804,119 million, respectively, and that of Japan are ₩333,392 million and ₩ 298,732 million, respectively.

ii) The following table provides information of non-current assets by geographical area as of December 31, 2024 and 2023.

Division (*)		December 31, 2024	December 31, 2023
Domestic	₩	3,878,642	3,962,041
Overseas		369,787	268,883
	₩	4,248,429	4,230,924

(*) Non-current assets include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

6. **Cash and due from banks**

(a) Cash and due from banks as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Cash	₩	2,256,855	2,131,816
Deposits in Korean won:			
Reserve deposits		11,420,315	10,732,094
Others		6,978	4,511
		11,427,293	10,736,605
Deposits in foreign currencies:			
Deposits		14,929,689	12,110,033
Time deposits		3,352,569	2,547,930
Others		214,180	549,564
		18,496,438	15,207,527
Allowance for impairment		(18,899)	(19,172)
	₩	32,161,687	28,056,776

(b) Restricted due from banks as of December 31, 2024 and 2023, are as follows:

Classification		December 31, 2024	December 31, 2023	The laws of evidence, etc.
Deposits in Korean won:				
Reserve deposits	₩	11,420,315	10,732,094	Article 55 of the Bank of Korea Act
Others		254	627	Article 387 of Capital Market Act of Korea Act, etc.
		11,420,569	10,732,721	
Deposits in foreign currencies:				
Deposits		9,561,494	6,024,167	Article 55 of the Bank of Korea Act, etc.
Time deposits		84,525	74,141	New York State Banking Law, etc.
Others		21,275	17,707	Derivative contract
		9,667,294	6,116,015	
	₩	21,087,863	16,848,736	

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. **Securities at fair value through profit or loss**

Securities at FVTPL as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Debt securities:			
Government bonds	₩	3,381,633	861,768
Financial institution bonds		1,746,514	3,915,483
Corporate bonds		3,030,832	2,230,936
Bills bought		7,919,596	6,597,980
CMA		1,613,961	3,473,984
Beneficiary Certificates		5,308,219	4,047,138
Others		2,562,569	2,182,560
		25,563,324	23,309,849
Equity securities:			
Stocks		258,693	249,555
Gold/Silver deposits		128,297	103,706
	₩	25,950,314	23,663,110

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Derivatives**

(a) The notional amounts of derivatives as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Foreign currency related			
Over the counter:			
Currency forwards	₩	132,230,249	118,477,888
Currency swaps		58,504,983	43,805,271
Currency options		2,182,530	1,244,696
Exchange traded:			
Currency futures		44,100	38,682
		192,961,862	163,566,537
Interest rates related			
Over the counter:			
Interest rate forwards		1,635,157	205,451
Interest rate swaps		42,918,421	30,490,027
Interest rate options		810,000	470,000
Exchange traded:			
Interest rate futures		1,569,573	654,794
Interest rate swaps (*)		68,109,834	44,929,609
		115,042,985	76,749,881
Equity related			
Over the counter:			
Equity options		324,938	207,508
Exchange traded:			
Equity futures		38,532	15,789
Equity options		26,875	2,494
		390,345	225,791
Commodity related			
Over the counter:			
Commodity swaps and forwards		287,531	160,445
Commodity options		-	8,000
		287,531	168,445
Hedge			
Fair value hedge:			
Interest rate swaps		10,347,033	10,112,789
Equity options		18,750	-
Net investment hedge:			
Currency forwards		2,191,770	683,382
		12,557,553	10,796,171
	₩	321,240,276	251,506,825

(*) The notional amounts of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Derivatives (continued)**

(b) Fair values of derivatives as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Foreign currency related					
Over the counter:					
Currency forwards	₩	4,604,840	2,621,238	1,362,435	1,195,174
Currency swaps		2,308,534	3,910,312	1,414,202	1,234,284
Currency options		24,230	25,700	12,621	13,065
		6,937,604	6,557,250	2,789,258	2,442,523
Interest rates related					
Over the counter:					
Interest rate forwards		14,636	72,358	-	15,907
Interest rate swaps		382,673	250,470	398,077	417,489
Interest rate options		-	28,806	-	17,005
Exchange traded:					
Interest rate futures		666	161	1,097	982
		397,975	351,795	399,174	451,383
Equity related					
Over the counter:					
Equity options		49	4,133	30	1,637
Exchange traded:					
Equity futures		62	193	-	54
Equity options		91	33	-	2
		202	4,359	30	1,693
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	4,952	3,004	-
		-	4,952	3,004	-
Hedge					
Fair value hedge:					
Interest rate swaps		57,686	579,563	65,786	614,219
Equity options		-	3,941	-	-
Net investment hedge:					
Currency forwards		10,013	34,926	6,038	2,776
		67,699	618,430	71,824	616,995
	₩	7,403,480	7,536,786	3,263,290	3,512,594

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8.   **Derivatives (continued)**

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Gain	Loss	Gain	Loss
Foreign currency related					
Over the counter:					
Currency forwards	₩	4,555,799	2,676,283	1,091,585	1,050,074
Currency swaps		1,900,968	3,664,514	528,512	385,811
Currency options		22,156	17,700	7,435	6,043
		6,478,923	6,358,497	1,627,532	1,441,928
Interest rates related					
Over the counter:					
Interest rate forwards		14,636	59,591	-	15,907
Interest rate swaps		288,290	127,860	278,327	168,795
Interest rate options		6,426	7,427	1,927	4,994
Exchange traded:					
Interest rate futures		666	161	1,097	983
		310,018	195,039	281,351	190,679
Equity related					
Over the counter:					
Equity options		10,015	23	2,141	162
Exchange traded:					
Equity futures		62	193	-	54
Equity options		192	-	7	-
		10,269	216	2,148	216
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	4,952	3,004	-
Commodity options		-	-	1,516	-
		-	4,952	4,520	-
Hedge					
Fair value hedge:					
Interest rate swaps		107,331	64,544	268,960	22,365
Equity options		309	-	-	-
Net investment hedge:					
Currency forwards		18,075	2,574	3,416	705
		125,715	67,118	272,376	23,070
	₩	6,924,925	6,625,822	2,187,927	1,655,893

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Derivatives (continued)**

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Group trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the Group's assets and liabilities. The Group applies fair value risk hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in Korean won, foreign currency issued financial bonds, structured deposits in Korean won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Group applies hedges of a net investment in a foreign operation that utilize currency forwards and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	356,897	1,595,538	1,402,345	1,913,382	909,489	4,169,382	10,347,033
Average price conditions (*1)		0.72%	1.04%	0.93%	1.10%	1.00%	0.34%	0.74%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Equity options (*2)		-	-	18,750	-	-	-	18,750
Hedge of net investments in foreign operations (*3)								
Currency forwards		2,191,770	-	-	-	-	-	2,191,770
Borrowings in foreign currencies		244,489	-	-	-	-	-	244,489
Debt securities issued in foreign currencies		144,242	470,400	134,250	858,831	-	-	1,607,723
	₩	2,580,501	470,400	134,250	858,831	-	-	4,043,982
Average hedge ratio		100%	100%	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The exercise price of an equity option is ₩ 324,027.

(*3) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, EUR/KRW 1,481.14, JPY/KRW 9.24, CAD/KRW 991.06, CNY/KRW 189.50 and AUD/KRW 877.18.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Derivatives (continued)**

(d) Hedge accounting

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	2,555,318	141,038	1,366,764	572,494	1,739,426	3,737,749	10,112,789
Average price conditions (*1)		0.48%	0.82%	1.04%	0.93%	1.11%	0.64%	0.75%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments								
in foreign operations (*2)								
Currency forwards		683,382	-	-	-	-	-	683,382
Borrowings in foreign currencies		63,352	-	-	-	-	-	63,352
Debt securities issued								
in foreign currencies		241,882	140,159	412,608	59,323	549,471	-	1,403,443
	₩	988,616	140,159	412,608	59,323	549,471	-	2,150,177
Average hedge ratio		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,278.63, EUR/KRW 1,298.11, JPY/KRW 9.46, CAD/KRW 921.27, CNY/KRW 177.98 and AUD/KRW 877.18.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Derivatives (continued)**

(e) Impact of hedge accounting on the consolidated financial statements

i) Impact on hedging instruments in the consolidated statements of financial position, as of December 31, 2024 and 2023, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years then ended are as follows:

				December 31, 2024				
				Consolidated statements of financial position				Consolidated statements of comprehensive income	
		Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive loss for the period	Changes in fair value for the period
Fair value hedges:								
Interest rate risk	Interest rate swaps	₩ 10,347,033	57,686	579,563	-	-	-	42,787
Other price risk	Equity options	18,750	-	3,941	-	-	-	1,109
Hedge of net investments in foreign operations:								
Foreign exchange risk	Currency forwards	2,191,770	10,013	34,926	-	-	(39,880)	(41,071)
	Borrowings in foreign currencies	244,489	-	-	244,489	-	(9,207)	(9,207)
	Debt securities issued in foreign currencies	1,607,723	-	-	-	1,603,827	(172,134)	(172,134)
		4,043,982	10,013	34,926	244,489	1,603,827	(221,221)	(222,412)
		₩ 14,409,765	67,699	618,430	244,489	1,603,827	(221,221)	(178,516)

				December 31, 2023				
				Consolidated statements of financial position				Consolidated statements of comprehensive income	
		Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive income (loss) for the year	Changes in fair value for the year
Fair value hedges:								
Interest rate risk	Interest rate swaps	₩ 10,112,789	65,786	614,219	-	-	-	246,595
Hedge of net investments in foreign operations:								
Foreign exchange risk	Currency forwards	683,382	6,038	2,776	-	-	864	4,537
	Borrowings in foreign currencies	63,352	-	-	63,352	-	(4,382)	(4,382)
	Debt securities issued in foreign currencies	1,403,443	-	-	-	1,398,977	(385)	(385)
		2,150,177	6,038	2,776	63,352	1,398,977	(3,903)	(230)
		₩ 12,262,966	71,824	616,995	63,352	1,398,977	(3,903)	246,365

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. <u>**Derivatives (continued)**</u>

(e) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Impact on hedged items in the consolidated statements of financial position, as of December 31, 2024 and 2023, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024							
		Consolidated statements of financial position				Consolidated statements of comprehensive income	Fair value hedges Adjusted accumulated amount	Changes in fair value for the period	Reserve of exchange differences on translation
	Hedging instruments	Securities at FVTPL	Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the period			
Fair value hedges:									
Interest rate risk	Debt securities issued ₩	-	-	-	8,289,244	-	(439,401)	(27,716) -	-
	Investment bonds	-	996,275	-	-	-	11,271	(5,514) -	-
	Time deposits	-	-	878,434	-	-	(101,566)	(12,034) -	-
		-	996,275	878,434	8,289,244	-	(529,696)	(45,264) -	-
Other price risk	Loans	5,809	-	-	-	-	(1,548)	(1,548) -	-
		5,809	996,275	878,434	8,289,244	-	(531,244)	(46,812) -	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations	-	-	-	-	221,221	-	221,221	184,291
	₩	5,809	996,275	878,434	8,289,244	221,221	(531,244)	174,409	184,291

		December 31, 2023						
		Consolidated statements of financial position			Consolidated statements of comprehensive income	Fair value hedges Adjusted accumulated amount	Changes in fair value for the period	Reserve of exchange differences on translation
	Hedging instruments	Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the period			
Fair value hedges:								
Interest rate risk	Debt securities issued ₩	-	-	8,407,471	-	(466,233)	(178,901)	-
	Investment bonds	685,340	-	-	-	41,643	12,381	-
	Time deposits	-	816,919	-	-	(113,081)	(74,446)	-
		685,340	816,919	8,407,471	-	(537,671)	(240,966)	-
Hedge of net investments in foreign operations:								
Foreign exchange risk	Net investments in foreign operations	-	-	-	3,903	-	3,903	(36,931)
	₩	685,340	816,919	8,407,471	3,903	(537,671)	(237,063)	(36,931)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8.   **Derivatives (continued)**

(e) Impact of hedge accounting on the consolidated financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Gains or losses on fair value hedges (hedged items)	Gains or losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges				
Interest rate swaps	₩	(45,264)	42,787	(2,477)
Other price risk		(1,548)	1,109	(439)
Hedge of net investments in foreign operations				
Foreign exchange risk		221,221	(222,412)	(1,191)
	₩	174,409	(178,516)	(4,107)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

		December 31, 2023		
		Gains or losses on fair value hedges (hedged items)	Gains or losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges				
Interest rate swaps	₩	(240,966)	246,595	5,629
Hedge of net investments in foreign operations				
Foreign exchange risk		3,903	(230)	3,673
	₩	(237,063)	246,365	9,302

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deposits, securities, and etc.	₩	1,010,845	904,229

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. Derivatives (continued)

(g) Hedge relationships affected by an interest rate benchmark reform

The Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that the hedged item and the hedging instrument are based on do not change due to the effect of the interest rate index reform.

9. Loans

(a) Details of loans as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	₩	153,254,900	-	141,541,256	-
Corporate loans		228,799,941	673,199	201,214,888	328,827
Public and other loans		5,079,142	99,159	4,247,228	207,997
Loans to banks		1,969,522	-	3,092,561	-
Credit card receivables		269,740	-	277,372	-
		389,373,245	772,358	350,373,305	536,824
Deferred loan origination costs and fees		605,989	-	480,053	-
		389,979,234	772,358	350,853,358	536,824
Less: Allowance for impairment		(2,138,417)	-	(2,211,229)	-
	₩	387,840,817	772,358	348,642,129	536,824

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024																		
				Loans at amortized cost															
	Due from banks			Household			Corporate			Credit card			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 18,692	480	-	152,668	164,745	137,688	685,836	763,680	260,480	4,247	1,997	8,017	14,163	10,370	7,338	301,782	5,194	16,043	2,553,420
Transfer to 12 month expected credit losses	397	(397)	-	36,974	(35,848)	(1,126)	126,160	(124,738)	(1,422)	160	(145)	(15)	85	(85)	-	837	(807)	(30)	-
Transfer to lifetime expected credit losses	-	-	-	(14,846)	40,942	(26,096)	(72,811)	78,296	(5,485)	(90)	91	(1)	(1,310)	1,310	-	(314)	338	(24)	-
Transfer to credit-impaired financial assets	-	-	-	(4,080)	(13,260)	17,340	(2,321)	(24,651)	26,972	(543)	(544)	1,087	-	(60)	60	(60)	(263)	323	-
Provision for (reversal of) allowance	(1,461)	(99)	-	(664)	25,159	208,525	(115,487)	10,702	260,693	(715)	(499)	7,276	450	6,016	5,524	(12,603)	(170)	3,061	395,708
Write-offs	-	-	-	-	-	(240,419)	-	-	(251,548)	-	-	(11,515)	-	-	(5,483)	-	-	(4,236)	(513,201)
Effect of discounting	-	-	-	-	-	(12,422)	-	-	(19,810)	-	-	-	-	-	-	-	-	-	(32,232)
Disposal of loans	-	-	-	-	(261)	(6,297)	-	(741)	(64,523)	-	-	-	-	(1)	(1,061)	-	(6)	(11,282)	(84,172)
Recoveries	-	-	-	-	-	85,729	-	-	39,072	-	-	719	-	-	487	-	-	1,056	127,063
Others (*)	1,264	23	-	2,543	530	1,501	8,572	9,560	(15,090)	142	50	261	189	24	-	63,785	1	-	73,355
Ending balance	₩ 18,892	7	-	172,595	182,007	164,423	629,949	712,108	229,339	3,201	950	5,829	13,577	17,574	6,865	353,427	4,287	4,911	2,519,941

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023																		
				Loans at amortized cost															
	Due from banks			Household			Corporate			Credit card			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 17,273	101	-	156,600	119,591	144,786	468,070	734,526	269,237	3,237	1,079	3,440	14,577	9,217	6,694	266,590	4,176	2,399	2,221,593
Transfer to 12 month expected credit losses	-	-	-	21,542	(20,882)	(660)	80,500	(80,425)	(75)	99	(93)	(6)	213	(213)	-	285	(257)	(28)	-
Transfer to lifetime expected credit losses	(7)	7	-	(20,001)	35,680	(15,679)	(60,911)	65,243	(4,332)	(85)	87	(2)	(305)	305	-	(258)	263	(5)	-
Transfer to credit-impaired financial assets	-	-	-	(3,848)	(16,131)	19,979	(2,093)	(18,134)	20,227	(535)	(127)	662	(7)	(25)	32	(43)	(205)	248	-
Provision for (reversal of) allowance (*1)	1,380	377	-	(114)	47,899	232,438	205,510	66,929	260,008	1,619	1,102	9,453	(252)	1,095	2,403	2,761	1,217	13,900	847,725
Write-offs	-	-	-	-	-	(305,078)	-	-	(269,314)	-	-	(5,723)	-	-	(2,127)	-	-	(445)	(582,687)
Effect of discounting	-	-	-	-	-	(11,425)	-	-	(19,897)	-	-	-	-	-	-	-	-	-	(31,322)
Disposal of loans	-	-	-	-	(177)	(3,569)	-	(240)	(53,498)	-	-	-	-	(9)	(115)	-	-	(178)	(57,786)
Recoveries	-	-	-	-	-	78,278	-	-	58,637	-	-	415	-	-	451	-	-	152	137,933
Others (*2)	46	(5)	-	(1,511)	(1,235)	(1,382)	(5,240)	(4,219)	(513)	(88)	(51)	(222)	(63)	-	-	32,447	-	-	17,964
Ending balance	₩ 18,692	480	-	152,668	164,745	137,688	685,836	763,680	260,480	4,247	1,997	8,017	14,163	10,370	7,338	301,782	5,194	16,043	2,553,420

(*1) In order to respond to the end of the financial support program for COVID-19 and internal and external economic uncertainties, provision for allowance additionally accumulated during the current year is included. The Group has set aside an additional provision of ₩242,747 million (including provisions for debt securities, provisions for off-balance sheet accounts, etc.) through expected credit loss measurement methodology, etc. and an additional provision of ₩132,874 million was set aside by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment for the year ended December 31, 2024.
(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. **Loans (continued)**

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2024 and 2023 are as follows:

								December 31, 2024													
								Loans at amortized cost													
	Due from banks			**Household**			**Corporate**			**Credit card**			**Others**			**Other assets**			
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		Total
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance ₩	25,941,177	2,955	-	132,674,755	8,790,013	472,911	163,439,026	37,062,293	801,773	262,802	4,484	10,086	6,483,789	826,980	24,446	17,755,120	148,551	22,163	394,723,324
Transfer to 12 month expected credit losses	2,526	(2,526)	-	2,646,347	(2,635,806)	(10,541)	8,206,694	(8,201,568)	(5,126)	578	(558)	(20)	30,878	(30,878)	-	30,861	(30,752)	(109)	-
Transfer to lifetime expected credit losses	-	-	-	(5,887,639)	5,944,127	(56,488)	(13,651,848)	13,674,057	(22,209)	(1,939)	1,940	(1)	(189,201)	189,201	-	(54,012)	54,075	(63)	-
Transfer to credit-impaired financial assets	-	-	-	(150,586)	(204,765)	355,351	(249,970)	(378,511)	628,481	(5,152)	(950)	6,102	(43)	(9,600)	9,643	(1,460)	(2,793)	4,253	-
Origination, recoveries, and others (*)	3,979,968	(369)	-	12,242,494	(145,064)	83,449	25,055,942	3,224,399	130,446	3,178	(1,558)	2,263	(319,476)	50,785	6,123	(1,773,092)	(24,684)	108,335	42,623,139
Write-offs	-	-	-	-	-	(240,419)	-	-	(251,548)	-	-	(11,515)	-	-	(5,483)	-	-	(4,236)	(513,201)
Disposal of loans	-	-	-	-	(2,706)	(104,223)	-	(39,158)	(532,901)	-	-	-	-	(410)	(18,742)	-	(726)	(120,337)	(819,203)
Ending balance ₩	29,923,671	60	-	141,525,371	11,745,799	500,040	182,799,844	45,341,512	748,916	259,467	3,358	6,915	6,005,947	1,026,078	15,987	15,957,417	143,671	10,006	436,014,059

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. **Loans (continued)**

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023																		
	Due from banks			Loans at amortized cost												Other assets			
				Household			Corporate			Credit card			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		Total
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 20,326,691	733	-	133,623,495	7,943,389	377,919	163,247,982	28,997,841	660,723	244,414	3,111	4,325	10,447,025	665,678	14,091	15,630,676	101,309	4,449	382,293,851
Transfer to 12 month expected credit losses	1	(1)	-	3,116,437	(3,109,588)	(6,849)	6,036,935	(6,035,842)	(1,093)	419	(411)	(8)	51,588	(51,588)	-	21,620	(21,504)	(116)	-
Transfer to lifetime expected credit losses	(2,484)	2,484	-	(5,061,439)	5,093,168	(31,729)	(13,647,047)	13,661,426	(14,379)	(2,872)	2,875	(3)	(154,268)	154,268	-	(45,291)	45,300	(9)	-
Transfer to credit-impaired financial assets	-	-	-	(173,873)	(185,904)	359,777	(302,128)	(329,278)	631,406	(8,563)	(245)	8,808	(476)	(6,139)	6,615	(1,619)	(2,248)	3,867	-
Origination, recoveries, and others (*)	5,616,969	(261)	-	1,170,135	(949,575)	164,874	8,103,284	775,471	257,924	29,404	(846)	2,687	(3,860,080)	65,261	8,017	2,149,734	25,699	16,235	13,574,932
Write-offs	-	-	-	-	-	(305,078)	-	-	(269,314)	-	-	(5,723)	-	-	(2,127)	-	-	(445)	(582,687)
Disposal of loans	-	-	-	-	(1,477)	(86,003)	-	(7,325)	(463,494)	-	-	-	-	(500)	(2,150)	-	(5)	(1,818)	(562,772)
Ending balance	₩ 25,941,177	2,955	-	132,674,755	8,790,013	472,911	163,439,026	37,062,293	801,773	262,802	4,484	10,086	6,483,789	826,980	24,446	17,755,120	148,551	22,163	394,723,324

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9.   Loans (continued)

(c) Changes in deferred loan origination costs for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	₩	480,053	504,481
Loan origination		331,367	234,860
Amortization		(205,431)	(259,288)
Ending balance	₩	605,989	480,053

10.   Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	17,943,929	22,198,828
Financial institutions bonds		23,513,647	18,069,411
Corporate bonds		9,410,551	9,087,894
		50,868,127	49,356,133
Equity securities:			
Stocks		1,306,559	1,222,498
Equity investments		3,653	1,464
Others		24,996	29,271
		1,335,208	1,253,233
	₩	52,203,335	50,609,366
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	18,095,652	18,557,061
Financial institutions bonds		3,774,650	5,828,569
Corporate bonds		6,703,520	6,154,094
Others		291,412	189,130
		28,865,234	30,728,854
Allowance for impairment		(8,352)	(9,691)
	₩	28,856,882	30,719,163

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2024 and 2023 are as follows: (continued)

Details of equity instruments designated at FVTOCI as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Marketable securities	₩	869,814	726,205
Non-marketable securities		436,746	496,292
Others		28,648	30,736
	₩	1,335,208	1,253,233

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Cumulative net gains or losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2024 and 2023 are ₩7,970 million and ₩(-)4,152 million and there are no cumulated gains or losses replaced by the reclassification of the account for the years ended December 31, 2024 and 2023, respectively.

(b) Gains and losses on disposal of securities at FVTOCI for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Gain on disposal of securities at FVTOCI	₩	103,801	24,416
Loss on disposal of securities at FVTOCI		(2,666)	(2,719)
	₩	101,135	21,697

The Group disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2024 and 2023 are ₩104,711 million and ₩56,872 million, and cumulative net gains or losses for the years ended December 31, 2024 and 2023 are ₩7,970 million and ₩(-)4,152 million, respectively.

(c) Gains and losses on disposal of securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Loss on disposal of securities at amortized cost	(41)	(107)

Securities at amortized cost are sold due to the partial redemption of payables.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost.

i) Changes in allowance for credit loss of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024							
	Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses		
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance ₩	19,809	908	-	20,717	9,551	140	-	9,691
Transfer to 12-month expected credit losses	14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	-	-	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Provision (reversal)	712	(420)	-	292	(1,615)	(97)	-	(1,712)
Disposals and Others (*)	(883)	(379)	-	(1,262)	366	7	-	373
Ending balance ₩	19,652	95	-	19,747	8,302	50	-	8,352

(*) Other changes are due to foreign exchange rate changes, etc.

	December 31, 2023							
	Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses		
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance ₩	24,634	112	-	24,746	9,545	157	-	9,702
Transfer to 12-month expected credit losses	14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	(111)	111	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Provision (reversal)	(4,396)	698	-	(3,698)	(631)	(23)	-	(654)
Disposals and Others (*)	(332)	1	-	(331)	637	6	-	643
Ending balance ₩	19,809	908	-	20,717	9,551	140	-	9,691

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued).

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024							
	Securities at FVTOCI				Securities at amortized cost			
	Lifetime expected credit losses				Lifetime expected credit losses			
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Credit unimpaired financial asset	Impaired financial assets	Total
Beginning balance ₩	49,264,182	91,951	-	49,356,133	30,721,330	7,524	-	30,728,854
Transfer to 12-month expected credit losses	3,798	(3,798)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	-	-	-	-	-	-	-	-
Transfer to impaired financial asset	-	-	-	-	-	-	-	-
Net increase (decrease) in balance	1,539,388	(27,394)	-	1,511,994	(1,859,740)	(3,880)	-	(1,863,620)
Ending balance ₩	50,807,368	60,759	-	50,868,127	28,861,590	3,644	-	28,865,234

	December 31, 2023							
	Securities at FVTOCI				Securities at amortized cost			
	Lifetime expected credit losses				Lifetime expected credit losses			
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance ₩	47,487,752	67,200	-	47,554,952	28,379,171	10,517	-	28,389,688
Transfer to 12-month expected credit losses	18,873	(18,873)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	(47,209)	47,209	-	-	-	-	-	-
Transfer to impaired financial asset	-	-	-	-	-	-	-	-
Net increase (decrease) in balance	1,804,766	(3,585)	-	1,801,181	2,342,159	(2,993)	-	2,339,166
Ending balance ₩	49,264,182	91,951	-	49,356,133	30,721,330	7,524	-	30,728,854

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

11. Property and equipment

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,303,706	-	1,303,706
Buildings		1,027,201	(534,672)	492,529
Right-of-use assets		1,170,981	(615,418)	555,563
Others		1,551,710	(1,288,728)	262,982
	₩	5,053,598	(2,438,818)	2,614,780

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,285,436	-	1,285,436
Buildings (*)		1,004,307	(480,557)	523,750
Right-of-use assets		1,024,744	(600,371)	424,373
Others		1,534,547	(1,249,513)	285,034
	₩	4,849,034	(2,330,441)	2,518,593

(*) ₩65 million of government subsidy is deducted from book value.

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,285,436	523,750	424,373	285,034	2,518,593
Acquisitions (*1) (*2)		16,125	23,374	350,824	92,292	482,615
Disposals and write-offs (*3)		(125)	(163)	(11,803)	(1,787)	(13,878)
Depreciation		-	(53,945)	(227,084)	(116,831)	(397,860)
Amounts transferred to investment properties		1,284	(1,397)	-	-	(113)
Amounts transferred to non-current assets held for sale		528	511	-	-	1,039
Effects of foreign currency movements		458	399	19,253	4,274	24,384
Ending balance	₩	1,303,706	492,529	555,563	262,982	2,614,780

(*1) ₩26,185 million transferred from construction-in progress is included.
(*2) ₩2,559 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,398 million of write-off is included.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

11. **Property and equipment (continued)**

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows: (continued):

		Land	Buildings	Right-of-use assets	Others	Total
				December 31, 2023		
Beginning balance	₩	1,317,048	473,847	401,582	345,005	2,537,482
Acquisitions (*1) (*2)		1,478	105,044	263,754	59,647	429,923
Disposals and write-offs (*3)		(521)	(947)	(17,416)	(644)	(19,528)
Depreciation		-	(50,933)	(225,304)	(118,993)	(395,230)
Amounts transferred to investment properties		(30,999)	(2,330)	-	-	(33,329)
Amounts transferred to non-current assets held for sale		(1,688)	(755)	-	-	(2,443)
Effects of foreign currency movements		118	(176)	1,757	19	1,718
Ending balance	₩	1,285,436	523,750	424,373	285,034	2,518,593

(*1) ₩82,179 million transferred from construction-in progress is included.
(*2) ₩6,413 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩446 million of write-off is included.

(c) Insured assets and liability insurances as of December 31, 2024 are as follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩ 20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose, etc.	915,259	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other insurance companies
Compensation liability insurance for officers	-	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other insurance companies
Compensation liability insurance for personal information protection	-	10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-	3,000	Samsung Fire & Marine Insurance Co., Ltd. and 1 other insurance companies
Compensation liability insurance for casualty	Real estate	1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for elevator accidents	-	80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident	-	500	Meritz Fire & Marine Insurance Co., Ltd.
		₩ 1,059,839	

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

12. **Leases**

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2024 and 2023 are as follows:

| | | December 31, 2024 | | |
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	1,085,993	(559,884)	526,109
Vehicle		49,177	(30,292)	18,885
Others		35,811	(25,242)	10,569
	₩	1,170,981	(615,418)	555,563

| | | December 31, 2023 | | |
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	937,796	(545,733)	392,063
Vehicle		50,230	(28,659)	21,571
Others		36,718	(25,979)	10,739
	₩	1,024,744	(600,371)	424,373

(b) Changes in lease right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

| | | December 31, 2024 | | | |
		Real property	Vehicle	Others	Total
Beginning balance	₩	392,063	21,571	10,739	424,373
Acquisitions		334,509	10,827	5,488	350,824
Disposals		(7,968)	(3,125)	(710)	(11,803)
Depreciation		(211,575)	(10,575)	(4,934)	(227,084)
Effects of foreign currency movements		19,080	187	(14)	19,253
Ending balance	₩	526,109	18,885	10,569	555,563

| | | December 31, 2023 | | | |
		Real property	Vehicle	Others	Total
Beginning balance	₩	375,230	16,160	10,192	401,582
Acquisitions		238,924	17,980	6,850	263,754
Disposals		(13,976)	(2,253)	(1,187)	(17,416)
Depreciation		(209,872)	(10,316)	(5,116)	(225,304)
Effects of foreign currency movements		1,757	-	-	1,757
Ending balance	₩	392,063	21,571	10,739	424,373

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

12. **Leases (continued)**

(c) Details of maturity of lease liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	22,433	28,602	39,250	70,860	287,554	76,173	524,872
Vehicle		6,780	1,612	2,272	4,375	11,494	-	26,533
Others		649	569	1,162	1,974	6,761	-	11,115
	₩	29,862	30,783	42,684	77,209	305,809	76,173	562,520

		December 31, 2023						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	27,177	23,571	32,413	50,645	200,406	49,958	384,170
Vehicle		6,828	1,659	2,353	4,477	14,170	-	29,487
Others		614	619	1,175	2,385	6,119	-	10,912
	₩	34,619	25,849	35,941	57,507	220,695	49,958	424,569

The amounts shown above are classified by the earliest maturity dates on which the Group's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2024 and 2023, the lease payment for the low value assets is ₩3,221 million and ₩3,637 million. Short-term lease payment does not exist.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. <u>**Intangible assets**</u>

(a) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Goodwill	₩	34,472	31,784
Software		128,945	143,655
Development cost		403,318	203,780
Memberships		45,869	46,900
Others		399,784	661,087
	₩	1,012,388	1,087,206

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

				December 31, 2024			
		Goodwill	**Software**	**Development cost**	**Membership**	**Others**	**Total**
Beginning balance	₩	31,784	143,655	203,780	46,900	661,087	1,087,206
Acquisitions (*1)		-	32,379	287,527	-	(90,910)	228,996
Disposals		-	-	-	(17)	-	(17)
Impairment		-	-	(548)	-	-	(548)
Amortization (*2)		-	(50,342)	(87,441)	-	(171,961)	(309,744)
Effects of foreign currency movements		2,688	3,253	-	(1,014)	1,568	6,495
Ending balance (*3)	₩	34,472	128,945	403,318	45,869	399,784	1,012,388

(*1) ₩166,667 million transferred from other intangible assets acquired and under development is included.

(*2) ₩170,364 million among amortization cost of other intangible assets is included in other operating expenses.

(*3) ₩286,515 million of other intangible assets is accounted for as account payables.

				December 31, 2023			
		Goodwill	**Software**	**Development cost**	**Membership**	**Others**	**Total**
Beginning balance	₩	32,082	149,661	144,191	46,897	263,656	636,487
Acquisitions		-	45,105	108,870	-	564,523	718,498
Disposals		-	-	-	(5)	-	(5)
Impairment		-	(2,833)	-	-	-	(2,833)
Amortization (*1)		-	(48,763)	(49,281)	-	(166,965)	(265,009)
Effects of foreign currency movements		(298)	485	-	8	(127)	68
Ending balance (*2)	₩	31,784	143,655	203,780	46,900	661,087	1,087,206

(*1) ₩164,492 million among amortization cost of other intangible assets is included in other operating expenses.

(*2) ₩418,784 million of other intangible assets is accounted for as account payables.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. <u>**Intangible assets (continued)**</u>

(c) Goodwill

i) The carrying amounts of goodwill allocated to each Cash-Generating Unit ("CGU") as of December 31, 2024 and 2023 are as follows:

CGU		December 31, 2024	December 31, 2023
Shinhan Bank Vietnam Ltd.	₩	34,472	31,784

ii) Impairment test

The recoverable amounts of all cash-generating units required for impairment testing is based on value in use. The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

ⓐ Measurement date and projection period

The recoverable amounts are measured as of June 30, 2024. The projection period used in value-in-use calculations is 5.5 years (July 2024 through December 2029) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetual growth rate for every year.

ⓑ Significant assumptions

The expected future cash flows from the cash-generating unit are based on the CPI growth rate, market size and the market share of the Group. Major unobservable assumptions applied during the forecast period are as follows:

(Unit: %)

Cash-generating units	Net interest income growth rate	Net commission income growth rate	General administrative expenses growth rate	Growth rate
Shinhan Bank Vietnam Ltd.	5.08	2.50	7.46	2.27

The cost of equity capital is calculated by taking into account the systematic risk of the entity in the market risk premium paid in return for risk free rate. Permanent growth rate is estimated based on inflation and did not exceed the projected long-term average growth rate of the relevant industry report.

(Unit: %)

Cash-generating units	Discount rate	Permanent growth rate
Shinhan Bank Vietnam Ltd.	15.20	2.00

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. **Intangible assets (continued)**

(c) Goodwill (continued)

ii) Impairment test (continued)

ⓒ The recoverable amounts and carrying amounts

The recoverable amounts and carrying amounts of the CGUs to which goodwill has been allocated as of valuation date are as follows:

		Shinhan Bank Vietnam Ltd.
Recoverable amounts	₩	2,165,454
Carrying amounts		1,742,659
Recoverable amount in excess of carrying amount	₩	422,795

Based on the impairment assessment conducted for the intangible asset of goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill is allocated is not expected to exceed its recoverable amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

14. **Investments in associates**

(a) Investments in associates as of December 31, 2024 and 2023 are as follows:

Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2024	December 31, 2023
BNP Paribas Cardif Life Insurance Co., Ltd. (*1) (*4)	Korea	September 30	Insurance	14.99	14.99
KOREA FINANCE SECURITY (*1) (*4)	Korea	September 30	Others	14.91	14.91
DOODOO LOGITECH (*2) (*3)	Korea	December 31	Others	27.96	27.96
One Shinhan Futures Fund 1 (*1)	Korea	September 30	Investment	27.78	27.78
KST-SH Laboratory Investment Fund No.1 (*1)	Korea	September 30	Investment	20.00	20.00
One Shinhan Futures Fund 2 (*1)	Korea	September 30	Investment	29.70	29.70
One Shinhan Futures Fund 3 (*1)	Korea	September 30	Investment	29.90	29.90
One-Shinhan Connect New Technology Investment Fund 1 (*1)	Korea	September 30	Investment	30.00	30.00
One-Shinhan Connect New Technology Investment Fund 2 (*1)	Korea	November 30	Investment	33.33	33.33
Neoplux Technology Valuation Investment Fund (*1)	Korea	November 30	Investment	33.33	33.33
MIEL Co., Ltd. (*2) (*3)	Korea	December 31	Others	28.77	28.77
BACK DOO Co., Ltd. (*2) (*3)	Korea	December 31	Wholesale	25.90	25.90
Chungwon assets (*2) (*3)	Korea	December 31	Manufacturing	22.53	22.53
Jinmyung Plus (*2) (*3)	Korea	December 31	Manufacturing	22.20	22.20
SEOKWANG T&I (*2) (*3)	Korea	December 31	Manufacturing	28.55	28.55
Korea Credit Bureau (*1) (*4)	Korea	September 30	Credit	4.50	4.50
Goduck Gangil1 PFV Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	1.04	1.04
Goduck Gangil10 PFV Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	14.00	14.00

125

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

14. **Investments in associates (continued)**

(a) Investments in associates as of December 31, 2024 and 2023 are as follows: (continued)

				Ownership (%)	
Investees	Location	Reporting date	Industry sector	December 31, 2024	December 31, 2023
SBC PFV Co., Ltd. (*1) (*4) (*6)	Korea	September 30	Real estate	12.50	12.50
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	15.00	15.00
Logisvalley Shinhan REIT Co., Ltd. (*1) (*4)	Korea	September 30	Real estate	14.95	14.95
ICSF (The Korea's Information Center for Savings & Finance) (*3)	Korea	December 31	Service	32.26	32.26
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	Investment	33.33	33.33
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33
Shinhan SKS Corporate Recovery Private Equity Fund (*1)	Korea	November 30	Investment	23.99	23.90
BTS 2nd Private Equity Fund (*1)	Korea	November 30	Investment	20.00	20.00
Shinhan global flagship venture fund	Korea	December 31	Investment	45.00	45.00
One Shinhan Mezzanine Fund 1 (*1)	Korea	September 30	Investment	46.51	46.51
Shinhan hyper connect venture fund 1	Korea	December 31	Investment	33.33	33.33
Korea Digital Asset Custody (*10)	Korea	-	Service	-	9.77
All Together Korea Fund 6 (*8)	Korea	December 31	Investment	99.98	99.98
All Together Korea Fund 7 (*8)	Korea	December 31	Investment	99.98	99.98
Shinhan hyper future's venture fund 1	Korea	December 31	Investment	29.90	29.90
Shinhan Private Equity Fund II (*9)	Korea	December 31	Investment	26.09	26.09
Songpa Biz-Cluster PFV Co.,Ltd. (*1) (*4) (*5) (*7)	Korea	September 30	Real estate	14.40	-
Techfin ratings Co., Ltd. (*1) (*5) (*11)	Korea	September 30	Service	45.00	-
CASCADETECH INC (*2) (*3)	Korea	December 31	Manufacturing	20.27	-
Credila Financial Services (*1) (*4) (*5) (*12)	India	September 30	Finance	10.93	-

(*1) Financial statements as of September 30, 2024 and November 30, 2024 are used for the equity method accounting since the financial statements as of December 31, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2024. In addition, it has been reclassified to the investments in associates.

(*3) The latest financial statements available are used for the equity method accounting since the financial statements as of December 31, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*4) The equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.

(*5) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2024.

(*6) The percentage of voting rights held is 4.65%.

(*7) The percentage of voting rights held is 9.35%.

(*8) It is excluded from associates as it lacks the ability to participate in the decision-making process regarding the economic activities of the cooperative (company) as a limited partner (employee), for the purpose of deriving benefits.

(*9) The rights on residual equity are retained as liquidation is incomplete.

(*10) It was excluded from associates due to the loss of significant influence for the nine-month period ended December 31, 2024.

(*11) Douzone Techfin Co., Ltd. changed its name to Techfin ratings Co., Ltd.

(*12) HDFC Credila Financial Services changed its name to Credila Financial Services.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

14. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024								
Associates	Acquisition cost	Beginning balance	Acquisition (redemption)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehensive income (loss) of associates	Dividends received	Others (*1)	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 42,204	39,275	-	-	(3,423)	587	-	-	36,439
KOREA FINANCE SECURITY	3,448	3,245	-	-	296	-	-	-	3,541
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	1,354	2,373	(240)	-	(823)	-	-	-	1,310
KST-SH Laboratory Investment Fund No.1	1,740	1,690	-	-	(399)	-	-	-	1,291
One-Shinhan Future's New Technology Investment Fund 2	2,771	3,047	-	-	(410)	-	-	-	2,637
One-Shinhan Future's New Technology Investment Fund 3	289	227	-	-	5			-	232
One-Shinhan Connect New Technology Investment Fund 1	70,729	75,054	-	-	(1,612)	-	-	-	73,442
One-Shinhan Connect New Technology Investment Fund 2	8,870	7,808	-	-	(2,480)	-	-	-	5,328
Neoplux Technology Valuation Investment Fund	16	12,319	(300)	-	7,091	-	(13,739)	-	5,371
MIEL Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
BAEK DOO Co., Ltd.	-	118	-	-	(2)	-	-	-	116
Chungwon assets	-	512	-	-	1	-	-	-	513
Jinmyung Plus	-	15	-	-	-	-	-	-	15
SEOKWANG T&I	-	598	-	-	7	-	-	-	605
Korea Credit Bureau	2,250	3,370	-	-	441	-	(44)	-	3,767
Goduck Gangil1 PFV Co., Ltd.	50	179	-	-	64	-	(148)	-	95
Goduck Gangil10 PFV Co., Ltd.	700	3,575	-	-	912	-	(149)	-	4,338
SBC PFV Co., Ltd.	22,500	15,390	4,375	-	(956)	-	-	-	18,809
DDI LVC Master Real Estate Investment Trust Co., Ltd.	7,075	6,583	-	-	(783)	-	-	-	5,800
Logisvalley Shinhan REIT Co., Ltd.	2,925	2,683	-	-	(154)	-	-	-	2,529
ICSF (The Korea’s Information Center for Savings & Finance)	300	180	-	-	(8)	-	-	-	172
Shinhan-Albatross Technology Investment Fund	900	11,333	1	-	218	-	(5,321)	-	6,231
Shinhan-Neoplux Energy Newbiz Fund	3,875	16,474	(6,776)	-	719	-	-	-	10,417
Shinhan SKS Corporate Recovery Private Equity Fund	14,719	16,413	(645)	-	469	1,772	-	-	18,009
BTS 2nd Private Equity Fund	8,146	4,878	2,920	-	16	-	-	-	7,814
Shinhan global flagship venture fund 1	54,000	34,590	18,000	-	(1,055)	-	-	-	51,535
One Shinhan Mezzanine Fund 1	20,000	10,018	10,000	-	(1,149)	-	-	-	18,869
Shinhan hyper connect venture fund I	33,200	14,827	18,000	-	(906)	-	-	-	31,921
Korea Digital Asset Custody	-	171		334	-	-	-	(505)	-
All Together Korea Fund 6	5,384	5,270	157	-	153	-	(157)	-	5,423
All Together Korea Fund 7	5,384	5,270	157	-	153	-	(157)	-	5,423
Shinhan hyper future’s venture fund 1	2,022	308	1,703	-	(50)	-	-	-	1,961
Shinhan Private Equity Fund II	1	34,456	(34,455)	-	11,070	-	(11,003)	-	68
Songpa Biz-Cluster PFV Co.,Ltd	7,200	-	7,200	-	(176)	-	-	-	7,024
Techfin ratings Co., Ltd.	27,000	-	27,000	-	(1,390)	-	-	-	25,610
CASCADETECH INC	-	-	-	-	-	-	-	-	-
Credila Financial Service	250,270	-	250,270	-	4,017	8,829	-	-	263,116
	₩ 599,322	332,250	297,367	334	9,856	11,188	(30,718)	(505)	619,772

(*1) No cash flow is involved as acquired from another account as the amount of decrease or increase is from reclassification.
(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023								
Associates	Acquisition cost	Beginning balance	Acquisition (redemption)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehensive income (loss) of associates	Dividends received	Others (*1)	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 42,204	30,173	-	-	919	8,183	-	-	39,275
KOREA FINANCE SECURITY	3,448	2,411	-	-	(170)	1,004	-	-	3,245
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	1,594	2,567	(612)	-	418	-	-	-	2,373
KST-SH Laboratory Investment Fund No.1	1,740	1,889	(260)	-	61	-	-	-	1,690
One-Shinhan Future's New Technology Investment Fund 2	2,771	3,263	(199)	-	(17)	-	-	-	3,047
One-Shinhan Future's New Technology Investment Fund 3	289	565	(309)	-	(29)	-	-	-	227
One-Shinhan Connect New Technology Investment Fund 1	70,729	77,509	(208)	-	(2,247)	-	-	-	75,054
One-Shinhan Connect New Technology Investment Fund 2	8,870	14,318	(6,130)	-	(380)	-	-	-	7,808
Neoplux Technology Valuation Investment Fund	316	10,445	(1,962)	-	5,204	-	(1,368)	-	12,319
Partners 4th Growth Investment Fund	-	13,541	-	(4,323)	-	-	-	(9,218)	-
Newlake Growth Capital Partners2 PEF	-	9,612	-	388	-	-	-	(10,000)	-
MIEL Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
BAEK DOO Co., Ltd.	-	117	-	-	1	-	-	-	118
Chungwon assets	-	548	-	-	(36)	-	-	-	512
Jinmyung Plus	-	21	-	-	3	(9)	-	-	15
SEOKWANG T&I	-	-	-	-	(80)	342	-	336	598
Korea Credit Bureau	2,250	2,520	-	-	895	-	(45)	-	3,370
Goduck Gangil1 PFV Co., Ltd.	50	60	-	-	119	-	-	-	179
Goduck Gangil10 PFV Co., Ltd.	700	2,277	-	-	1,298	-	-	-	3,575
SBC PFV Co., Ltd.	18,125	14,231	1,875	-	(716)	-	-	-	15,390
DDI LVC Master Real Estate Investment Trust Co., Ltd.	7,075	6,405	450	-	(272)	-	-	-	6,583
Logisvalley Shinhan REIT Co., Ltd.	2,925	2,836	-	-	(153)	-		-	2,683
ICSF (The Korea's Information Center for Savings & Finance)	300	175	-	-	5	-	-	-	180
Shinhan-Albatross Technology Investment Fund	900	9,168	(999)	-	3,037	127	-	-	11,333
Shinhan-Neoplux Energy Newbiz Fund	10,651	15,354	-	-	1,120	-	-	-	16,474
Stassets-DA Value Healthcare Fund I	-	2,379	-	(1,871)	-	-	-	(508)	-
Shinhan SKS Corporate Recovery Private Equity Fund	15,364	8,974	6,384	-	1,055	-	-	-	16,413
BTS 2nd Private Equity Fund	5,226	2,901	2,200	-	(223)	-	-	-	4,878
Shinhan global flagship venture fund 1	36,000	17,588	18,000	-	(998)	-	-	-	34,590
One Shinhan Mezzanine Fund 1	10,000	-	10,000	-	18	-	-	-	10,018
Shinhan hyper connect venture fund I	15,200	-	15,200	-	(373)	-	-	-	14,827
Korea Digital Asset Custody	505	272	-	-	(192)	91	-	-	171
Shinhan VC tomorrow venture fund 1	-	14,773	-	227	-	-	-	(15,000)	-
All Together Korea Fund 6	5,227	-	105	-	148	-	(105)	5,122	5,270
All Together Korea Fund 7	5,227	-	105	-	148	-	(105)	5,122	5,270
Shinhan hyper future's venture fund 1	319	-	319	-	(11)	-	-	-	308
Shinhan Private Equity Fund II	34,456	-	-	-	-	-	-	34,456	34,456
	₩ 302,461	266,893	43,959	(5,579)	8,552	9,738	(1,623)	10,310	332,250

(*1) No cash flow is involved as acquired from another account as reclassification.

(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

14. Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2024 and 2023 are as follows:

		December 31, 2024					
Associates		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehen-sive income	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	2,714,010	2,471,042	57,744	(22,818)	3,917	(18,901)
KOREA FINANCE SECURITY		36,984	13,230	46,929	1,991	-	1,991
DOODOO LOGITECH		2	-	-	-	-	-
One-Shinhan Future's New Technology Investment Fund 1		4,714	-	317	(2,963)	-	(2,963)
KST-SH Laboratory Investment Fund No.1		6,454	-	-	(1,997)	-	(1,997)
One-Shinhan Future's New Technology Investment Fund 2		8,876	-	3	(1,381)	-	(1,381)
One-Shinhan Future's New Technology Investment Fund 3		779	2	-	16	-	16
One-Shinhan Connect New Technology Investment Fund 1		244,820	13	209	(5,374)	-	(5,374)
One-Shinhan Connect New Technology Investment Fund 2		15,984	3	-	(7,441)	-	(7,441)
Neoplux Technology Valuation Investment Fund		20,218	4,105	14,347	21,272	-	21,272
MIEL Co., Ltd.		423	565	-	-	-	-
BAEK DOO Co., Ltd.		743	296	971	(7)	-	(7)
Chungwon assets		3,025	750	3,239	5	-	5
Jinmyung Plus		538	470	224	-	-	-
SEOKWANG T&I		2,716	595	2,239	26	-	26
Korea Credit Bureau		152,590	68,920	172,186	9,791	-	9,791
Goduck Gangil1 PFV Co., Ltd.		9,698	542	85,702	6,230	-	6,230
Goduck Gangil10 PFV Co., Ltd.		31,127	144	59,433	6,430	-	6,430
SBC PFV Co., Ltd.		1,315,964	1,125,532	-	(7,626)	-	(7,626)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	-	(5,280)	-	(5,280)
Logisvalley Shinhan REIT Co., Ltd.		79,079	55,563	3,872	(1,031)	-	(1,031)
ICSF (The Korea's Information Center for Savings & Finance)		536	2	100	(25)	-	(25)
Shinhan-Albatross		18,917	229	19,486	652	-	652
Shinhan-Neoplux Energy Newbiz Fund		51,047	6,398	27,749	3,085	-	3,085
Shinhan SKS Corporate Recovery Private Equity Fund		75,278	191	2,867	1,967	-	1,967
BTS 2nd Private Equity Fund		39,430	359	527	81	-	81
Shinhan Global Flagship Venture Fund 1		114,521	-	438	(2,346)	-	(2,346)
One Shinhan Mezzanine Fund 1		40,568	-	1,082	(2,470)	-	(2,470)
Shinhan hyper connect venture fund I		95,767	1	276	(2,491)	-	(2,491)
All Together Korea Fund 6		5,426	1	153	150	-	150
All Together Korea Fund 7		5,426	1	153	150	-	150
Shinhan hyper future's venture fund 1		6,559	-	34	(168)	-	(168)
Shinhan Private Equity Fund II		11,630	8,626	66,322	50,050	-	50,050
SONGPA BIZ CLUSTER PFV CO LTD		909,499	860,724	-	(1,225)	-	(1,225)
Techfin ratings Co., Ltd.		32,221	4,000	170	(3,089)	-	(3,089)
Credila Financial Services		6,597,835	5,362,148	188,922	36,759	-	36,759
	₩	12,691,998	9,984,460	755,694	70,923	3,917	74,840

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2024 and 2023 are as follows: (continued)

Associates	Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehen-sive income	Total comprehensive income (loss)
			December 31, 2023			
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 2,937,499	2,675,629	49,330	(17,674)	54,555	36,881
KOREA FINANCE SECURITY	36,392	14,629	48,995	(1,136)	-	(1,136)
DOODOO LOGITECH	2	-	-	-	-	-
One-Shinhan Future's New Technology Investment Fund 1	8,542	-	1,757	1,501	-	1,501
KST-SH Laboratory Investment Fund No.1	8,454	3	496	306	-	306
One-Shinhan Future's New Technology Investment Fund 2	10,257	-	153	(56)	-	(56)
One-Shinhan Future's New Technology Investment Fund 3	760	-	2	(96)	-	(96)
One-Shinhan Connect New Technology Investment Fund 1	250,194	13	21	(7,490)	-	(7,490)
One-Shinhan Connect New Technology Investment Fund 2	23,425	3	-	(1,141)	-	(1,141)
Neoplux Technology Valuation Investment Fund	41,060	4,105	18,567	15,613	-	15,613
MIEL Co., Ltd.	422	565	36	-	-	-
BAEK DOO Co., Ltd.	796	342	1,145	5	-	5
Chungwon assets	3,124	854	4,297	(160)	-	(160)
Jinmyung Plus	538	470	224	12	-	12
SEOKWANG T&I	2,752	657	2,294	(279)	-	(279)
Korea Credit Bureau	129,166	54,287	160,189	19,880	-	19,880
Goduck Gangil1 PFV Co., Ltd.	209,519	192,311	340,451	11,493	-	11,493
Goduck Gangil10 PFV Co., Ltd.	129,399	103,864	158,905	9,272	-	9,272
SBC PFV Co., Ltd.	472,884	309,802	-	(5,733)	-	(5,733)
DDI LVC Master Real Estate Investment Trust Co., Ltd.	43,817	8	-	(1,809)	-	(1,809)
Logisvalley Shinhan REIT Co., Ltd.	80,854	56,307	4,840	(1,017)	-	(1,017)
ICSF (The Korea's Information Center for Savings & Finance)	560	2	102	16	-	16
Shinhan-Albatross	34,294	295	10,919	9,109	383	9,492
Shinhan-Neoplux Energy Newbiz Fund	72,487	1,883	10,434	4,802	-	4,802
Shinhan SKS Corporate Recovery Private Equity Fund	68,817	152	4,900	4,419	-	4,419
BTS 2nd Private Equity Fund	25,132	742	101	(1,116)	-	(1,116)
Shinhan Global Flagship Venture Fund 1	76,867	-	453	(2,217)	-	(2,217)
Korea Digital Asset Custody	520	287	132	(1,960)	-	(1,960)
One Shinhan Mezzanine Fund 1	21,538	-	15	38	-	38
Shinhan hyper connect venture fund I	44,932	450	-	(1,118)	-	(1,118)
All Together Korea Fund 6	5,272	1	223	218	-	218
All Together Korea Fund 7	5,272	1	223	218	-	218
Shinhan hyper future's venture fund 1	1,060	30	4	(38)	-	(38)
Shinhan Private Equity Fund II	142,455	10,372	28,376	28,355	-	28,355
	₩ 4,889,062	3,428,064	847,584	62,217	54,938	117,155

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. Investments in associates (continued)

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2024 and 2023 are as follows:

		December 31, 2024				
Associates	Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 242,968	14.99%	36,444	(5)	-	36,439
KOREA FINANCE SECURITY	23,754	14.91%	3,541	-	-	3,541
DOODOO LOGITECH	2	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	4,714	27.78%	1,310	-	-	1,310
KST-SH Laboratory Investment Fund No.1	6,454	20.00%	1,291	-	-	1,291
One-Shinhan Future's New Technology Investment Fund 2	8,876	29.70%	2,637	-	-	2,637
One-Shinhan Future's New Technology Investment Fund 3	777	29.90%	232	-	-	232
One-Shinhan Connect New Technology Investment Fund 1	244,807	30.00%	73,442	-	-	73,442
One-Shinhan Connect New Technology Investment Fund 2	15,981	33.33%	5,328	-	-	5,328
Neoplux Technology Valuation Investment Fund	16,113	33.33%	5,371	-	-	5,371
MIEL Co., Ltd. (*2)	(142)	28.77%	(41)	-	41	-
BAEK DOO Co., Ltd.	447	25.90%	116	-	-	116
Chungwon assets	2,275	22.53%	513	-	-	513
Jinmyung Plus	68	22.20%	15	-	-	15
SEOKWANG T&I	2,121	28.55%	605	-	-	605
Korea Credit Bureau	83,670	4.50%	3,767	-	-	3,767
Goduck Gangil1 PFV Co., Ltd.	9,156	1.04%	95	-	-	95
Goduck Gangil10 PFV Co., Ltd.	30,983	14.00%	4,338	-	-	4,338
SBC PFV Co., Ltd. (*3)	190,432	12.50%	23,804	-	(4,995)	18,809
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)	38,586	15.00%	5,788	-	12	5,800
Logisvalley Shinhan REIT Co., Ltd. (*1)	23,516	14.95%	3,515	-	(986)	2,529
ICSF (The Korea's Information Center for Savings & Finance)	534	32.26%	172	-	-	172
Shinhan-Albatross	18,688	33.33%	6,231	-	-	6,231
Shinhan-Neoplux Energy Newbiz Fund	44,649	23.33%	10,417	-	-	10,417
Shinhan SKS Corporate Recovery Private Equity Fund	75,087	23.99%	18,009	-	-	18,009
BTS 2nd Private Equity Fund	39,071	20.00%	7,814	-	-	7,814
Shinhan Global Flagship Venture Fund 1	114,521	45.00%	51,535	-	-	51,535
One Shinhan Mezzanine Fund 1	40,568	46.51%	18,869	-	-	18,869
Shinhan hyper connect venture fund I	95,766	33.33%	31,921	-	-	31,921
All Together Korea Fund 6	5,425	99.98%	5,423	-	-	5,423
All Together Korea Fund 7	5,425	99.98%	5,423	-	-	5,423
Shinhan hyper future's venture fund 1	6,559	29.90%	1,961	-	-	1,961
Shinhan Private Equity Fund II (*1)	3,004	26.09%	780	-	(712)	68
SONGPA BIZ CLUSTER PFV CO LTD	48,775	14.40%	7,024	-	-	7,024
Techfin ratings Co., Ltd. (*4)	28,221	45.00%	12,700	-	12,910	25,610
Credila Financial Services (*4)	1,235,687	10.93%	135,024	-	128,092	263,116
	₩ 2,707,538		485,415	(5)	134,362	619,772

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.
(*4) Other is the amount of goodwill recognized upon acquisition.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. **Investments in associates (continued)**

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2024 and 2023 are as follows: (continued)

Associates		Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
				December 31, 2023			
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	261,870	14.99%	39,280	(5)	-	39,275
KOREA FINANCE SECURITY		21,762	14.91%	3,245	-	-	3,245
DOODOO LOGITECH		2	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1		8,542	27.78%	2,373	-	-	2,373
KST-SH Laboratory Investment Fund No.1		8,451	20.00%	1,690	-	-	1,690
One-Shinhan Future's New Technology Investment Fund 2		10,257	29.70%	3,047	-	-	3,047
One-Shinhan Future's New Technology Investment Fund 3		760	29.90%	227	-	-	227
One-Shinhan Connect New Technology Investment Fund 1		250,181	30.00%	75,054	-	-	75,054
One-Shinhan Connect New Technology Investment Fund 2		23,422	33.33%	7,808	-	-	7,808
Neoplux Technology Valuation Investment Fund		36,955	33.33%	12,319	-	-	12,319
MIEL Co., Ltd. (*2)		(142)	28.77%	(41)	-	41	-
BAEK DOO Co., Ltd.		454	25.90%	118	-	-	118
Chungwon assets		2,270	22.53%	512	-	-	512
Jinmyung Plus		68	22.20%	15	-	-	15
SEOKWANG T&I		2,095	28.55%	598	-	-	598
Korea Credit Bureau		74,879	4.50%	3,370	-	-	3,370
Goduck Gangil1 PFV Co., Ltd.		17,208	1.04%	178	-	-	178
Goduck Gangil10 PFV Co., Ltd.		25,535	14.00%	3,575	-	-	3,575
SBC PFV Co., Ltd. (*3)		163,082	12.50%	20,385	-	(4,995)	15,390
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		43,809	15.00%	6,571	-	12	6,583
Logisvalley Shinhan REIT Co., Ltd. (*1)		24,547	14.95%	3,670	-	(986)	2,684
ICSF (The Korea's Information Center for Savings & Finance)		559	32.26%	180	-	-	180
Shinhan-Albatross		33,999	33.33%	11,333	-	-	11,333
Shinhan-Neoplux Energy Newbiz Fund		70,604	23.33%	16,474	-	-	16,474
Shinhan SKS Corporate Recovery Private Equity Fund		68,665	23.90%	16,413	-	-	16,413
BTS 2nd Private Equity Fund		24,390	20.00%	4,878	-	-	4,878
Shinhan Global Flagship Venture Fund 1		76,867	45.00%	34,590	-	-	34,590
Korea Digital Asset Custody (*1)		233	9.77%	23	-	148	171
One Shinhan Mezzanine Fund 1		21,538	46.51%	10,018	-	-	10,018
Shinhan hyper connect venture fund I		44,482	33.33%	14,827	-	-	14,827
All Together Korea Fund 6		5,271	99.98%	5,270	-	-	5,270
All Together Korea Fund 7		5,271	99.98%	5,270	-	-	5,270
Shinhan hyper future's venture fund 1		1,030	29.90%	308	-	-	308
Shinhan Private Equity Fund II		132,082	26.09%	34,456	-	-	34,456
	₩	1,460,998		338,035	(5)	(5,780)	332,250

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. **Investments in associates (continued)**

(e) The unrecognized equity method losses and accumulated unrecognized equity losses for the years ended December 31, 2024 and 2023 are as follows and the amounts for the current year are zero.

		December 31, 2023	
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
MIEL Co., Ltd.	₩	-	(41)

15. **Investment properties**

(a) Investment properties as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	474,007	-	474,007
Buildings		298,341	(151,087)	147,254
	₩	772,348	(151,087)	621,261

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	471,733	-	471,733
Buildings		289,885	(136,493)	153,392
	₩	761,618	(136,493)	625,125

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Land	Buildings	Total
Beginning balance	₩	471,733	153,392	625,125
Acquisition		310	3,273	3,583
Depreciation		-	(13,033)	(13,033)
Amounts transferred from (to) property and equipment		(1,285)	1,397	112
Amounts transferred to assets held for sale		3,249	2,302	5,551
Changes in foreign exchange rate		-	(77)	(77)
Ending balance	₩	474,007	147,254	621,261

		December 31, 2023		
		Land	Buildings	Total
Beginning balance	₩	442,102	162,838	604,940
Acquisition		2,118	3,361	5,479
Disposal		-	(55)	(55)
Depreciation		-	(12,511)	(12,511)
Amounts transferred from property and equipment		30,999	2,330	33,329
Amounts transferred to assets held for sale		(3,486)	(2,571)	(6,057)
Ending balance	₩	471,733	153,392	625,125

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

15. **Investment properties (continued)**

(c) Fair value of investment properties

Fair value of investment properties as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Investment properties (*)	₩ 978,911	883,528

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties

Income and expenses on investment properties recognized on the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows

	December 31, 2024	December 31, 2023
Rental income	₩ 36,083	29,922
Direct operating expenses for investment properties that generate rental income	5,352	5,714

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

16. **Other assets**

Other assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Accounts receivable	₩	8,340,375	9,609,606
Domestic exchange settlement receivables		4,735,016	4,933,681
Guarantee deposits		776,670	802,273
Accrued income		1,889,091	2,212,759
Prepaid expense		172,891	131,449
Suspense payments		406,811	402,540
Sundry assets		250,511	222,229
Others		7,273	3,686
Present value discount		(42,648)	(40,173)
Allowance for impairment		(362,625)	(323,019)
	₩	16,173,365	17,955,031

17. **Non-current assets held for sale**

(a) Non-current assets held for sale as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Property and equipment	₩	29,583	36,444

The Group has classified property and equipment which are highly expected to be sold within one year from December 31, 2024 and 2023, as non-current assets held for sale.

(b) The cumulative gain or loss recognized in other comprehensive income

There are no cumulative gain or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2024 and 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

18. **Pledged assets**

(a) Assets pledged as collateral as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Reasons for collateral
Securities (*1):				
Securities at FVTOCI	₩	8,323,878	10,037,253	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		1,147,889	17,398,390	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.
		9,471,767	27,435,643	
Property and equipment (*2)		3,217	2,967	Establishment of the right to pledge, etc.
	₩	9,474,984	27,438,610	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Group's default as of December 31, 2024 and 2023 are ₩ 2,914,122 million and ₩ 4,737,345 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger's default as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	4,189,304	-	2,764,174	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

19. **Financial liabilities designated at FVTPL**

(a) Financial liabilities designated at FVTPL as of December 31, 2024 and 2023 are as follows:

Classification (*1)		December 31, 2024	December 31, 2023
Debt securities issued (*2) (*3)	₩	261,299	254,832

(*1) In accordance with K-IFRS No. 1109 *'Financial Instruments'*, the Group has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.
(*3) The amount recognized in other comprehensive income due to changes in the credit risk of the Group is ₩(-)1 million for the year ended December 31, 2024.

(b) The difference between the carrying amounts of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2024 and 2023.

		December 31, 2024		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	261,299	(1,299)

		December 31, 2023		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	254,832	5,168

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the years ended December 31, 2024 and 2023.

		December 31, 2024		
		Loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	(6,466)	-	(6,466)

		December 31, 2023		
		Gain on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,495	-	2,495

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

20. Deposits

Deposits as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Demand deposits:			
Korean won	₩	132,799,286	126,861,970
Foreign currencies		26,228,889	23,666,029
		159,028,175	150,527,999
Time deposits:			
Korean won		197,150,975	169,183,751
Foreign currencies		33,880,726	26,977,720
Gain on fair value hedge		(101,566)	(113,081)
		230,930,135	196,048,390
Negotiable certificates of deposits		10,050,494	11,752,483
Note discount deposits		7,624,787	7,664,701
CMA		4,451,561	4,950,392
Others		14,469	15,684
	₩	412,099,621	370,959,649

21. Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Securities sold:				
Gold/Silver deposits	- ₩	597,058	- ₩	419,342

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities sold:			
Gain on sale	₩	103	589
Loss on sale		(179)	(51)
Gold/Silver deposits:			
Gain on sale		3,430	2,000
Loss on sale		(500)	(394)
Loss on valuation		(173,059)	(60,565)
	₩	(170,205)	(58,421)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

22. Borrowings

Borrowings as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:				
Korean won	-	₩ -	3.35~3.43	₩ 415,500
Foreign currencies	0.29~4.97	707,823	0.02~5.88	1,385,349
		707,823		1,800,849
Bill sold	0.00~3.23	8,872	0.00~3.65	11,252
Bonds sold under repurchase agreements:				
Korean won	0.00~3.06	1,643	0.00~3.60	3,951,190
Foreign currencies	-	-	6.73~6.74	42,935
		1,643		3,994,125
Borrowings in Korean won:				
Borrowings from Bank of Korea	1.50	3,015,206	2.00	2,508,491
Others	0.00~3.70	9,463,509	0.00~3.80	8,972,255
		12,478,715		11,480,746
Borrowings in foreign currencies:				
Overdraft due to banks	0.00	30,837	0.00	34,072
Borrowings from banks	0.00~16.25	7,199,550	0.00~14.85	7,142,106
Sub-lease	0.00~2.28	10,426	0.00~2.28	8,216
Others	0.00~5.44	2,282,894	0.00~5.72	2,231,873
		9,523,707		9,416,267
Deferred origination fees		(1,588)		(2,041)
		₩ 22,719,172		₩ 26,701,198

23. Debt securities issued

Debt securities issued as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	0.00~6.50	₩ 34,384,553	0.00~6.52	₩ 27,492,354
Subordinated debt securities issued	2.20~3.53	1,960,105	2.20~3.53	1,960,105
Gain on fair value hedges		(188,774)		(225,750)
Discount on debt securities issued		(56,871)		(27,731)
		36,099,013		29,198,978
Debt securities issued in foreign currencies:				
Debt securities issued	0.98~6.60	6,620,337	0.25~7.36	5,697,364
Subordinated debt securities issued	3.75~5.75	4,260,972	3.75~5.00	3,124,242
Gain on fair value hedges		(250,628)		(240,483)
Discount on debt securities issued		(36,941)		(29,416)
		10,593,740		8,551,707
		₩ 46,692,753		₩ 37,750,685

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Net defined benefit assets(liabilities)**

The Group operates a defined benefit pension system based on employees' length of service. The Group also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Present value of defined benefit obligations	₩	1,701,155	1,618,969
Fair value of plan assets		(1,954,686)	(1,889,776)
Net defined benefit assets	₩	253,531	270,807

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	₩	1,618,969	1,395,869
Current service cost		115,697	109,359
Interest expense		79,060	75,589
Remeasurements (*1) (*2)		(12,420)	185,395
Effects of foreign currency movements		(291)	1,349
Benefits paid by the plan		(88,218)	(156,992)
Others		7,329	8,400
Past service cost		(18,971)	-
Ending balance	₩	1,701,155	1,618,969

(*1) Remeasurements for the year ended December 31, 2024 consist of ₩ 111,398 million of actuarial loss arising from changes in financial assumptions, ₩ 121,793 million of actuarial gain arising from changes in experience adjustments and ₩ 2,025 million of actuarial gain arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2023 consist of ₩ 85,999 million of actuarial loss arising from changes in financial assumptions, ₩ 6,590 million of actuarial gain arising from changes in experience adjustments and ₩ 105,986 million of actuarial loss arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	₩	1,889,776	1,919,023
Interest income		91,869	104,155
Remeasurements		(25,570)	(30,147)
Contributions paid into the plan		77,000	45,000
Benefits paid by the plan		(78,389)	(148,255)
Ending balance	₩	1,954,686	1,889,776

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Defined benefit liabilities (continued)**

(d) The amount of major categories of the fair value of plan assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deposits	₩	1,618,737	1,624,197
Others		335,949	265,579
	₩	1,954,686	1,889,776

(e) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023	Descriptions
Discount rate	4.45%	5.10%	AA0 Corporate bond yields
Future salary increasing rate	2.4% + Promotion rate	2.24% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(133,999)	153,819
Future salary increasing rate		160,944	(142,581)

		December 31, 2023	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(141,202)	163,170
Future salary increasing rate		166,325	(146,187)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	54,056	122,967	428,050	611,375	1,381,889	2,598,337

		December 31, 2023				
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	37,787	68,950	367,177	685,496	1,675,687	2,835,097

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Defined benefit liabilities (continued)**

(h) The weighted average durations of defined benefit obligations as of December 31, 2024 and 2023 are 9.0 years and 9.9 years, respectively.

(i) The Group's estimated contribution will be ₩125,000 million as of December 31, 2024.

25. **Provisions**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024						
		Loan commitments and other liabilities for credit			Guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	
Beginning balance	₩	98,983	29,488	-	31,899	7,127	13	167,510
Transfer to 12-month expected credit losses		7,016	(7,016)	-	4,954	(4,954)	-	-
Transfer to lifetime expected credit losses		(3,989)	3,989	-	(351)	351	-	-
Transfer to impaired financial assets		(55)	(117)	172	-	-	-	-
Provision(reversal)		(12,318)	4,815	(172)	(139)	(763)	2	(8,575)
Foreign exchange movements		5,340	1,347	-	2,316	791	1	9,795
Others (*)		-	-	-	41,220	3,241	(6)	44,455
Ending balance	₩	94,977	32,506	-	79,899	5,793	10	213,185

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

25. **Provisions (continued)**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023						
		Loan commitments and other liabilities for credit			Guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	
Beginning balance	₩	83,638	22,495	-	41,612	7,650	27	155,422
Transfer to 12-month expected credit losses		5,252	(5,252)	-	3,918	(3,918)	-	-
Transfer to lifetime expected credit losses		(4,621)	4,621	-	(7,637)	7,637	-	-
Transfer to impaired financial assets		(109)	(87)	196	(138)	-	138	-
Provision(reversal)		13,798	7,685	(196)	375	26	(14)	21,674
Foreign exchange movements		1,025	26	-	294	92	1	1,438
Others (*)		-	-	-	(6,525)	(4,360)	(139)	(11,024)
Ending balance	₩	98,983	29,488	-	31,899	7,127	13	167,510

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

25. **Provisions (continued)**

(b) Changes in other provisions for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	65,223	7,162	23,161	414,565	510,111
Provision (reversal)		2,369	1,225	(8,466)	149,747	144,875
Provision used		(3,811)	-	-	(447,530)	(451,341)
Foreign exchange movements		-	-	2,412	(641)	1,771
Others (*1)		2,559	-	259	1,791	4,609
Ending balance	₩	66,340	8,387	17,366	117,932	210,025

(*1) This is the effect of changing the discount rate.

		December 31, 2023				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	54,496	4,247	27,583	127,453	213,779
Provision(reversal) (*1)		6,371	2,915	(4,857)	288,379	292,808
Provision used		(2,057)	-	-	(3,848)	(5,905)
Foreign exchange movements		-	-	412	1,127	1,539
Others (*2)		6,413	-	23	1,454	7,890
Ending balance	₩	65,223	7,162	23,161	414,565	510,111

(*1) As of December 31, 2023, the Group recognized a provision of ₩292,074 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the "Banking financial support plan for people's livelihood."
(*2) This is the effect of changing the discount rate, etc.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expense. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

26. **Other liabilities**

Other liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Accounts payable	₩	8,620,829	10,065,763
Borrowing from trust account		8,167,311	6,530,921
Accrued expense		5,509,533	4,720,037
Liability incurred by agency relationship		1,827,551	1,608,194
Domestic exchange settlement payable		1,735,983	9,151,927
Lease liabilities (*)		562,520	424,569
Agency business income		1,165,128	794,955
Guarantee deposits received		418,789	515,632
Foreign exchange settlement payables		550,931	302,320
Suspense payable		51,117	40,961
Unearned income		110,640	104,356
Withholding value-added tax and other taxes		235,519	223,832
Sundry liabilities		106,428	66,753
Present value discount		(39,531)	(46,114)
	₩	29,022,748	34,504,106

(*) As of December 31, 2024, the Group recognized lease liabilities as other liabilities. The expense for the variable lease payments that is not included in the measurement of lease liabilities for the year ended December 31, 2024, amount to ₩1,806 million, the cash outflows from lease liabilities amount to ₩202,022 million, and interest expense on lease liabilities amount to ₩14,967 million. Expense for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2023 amount to ₩21,157 million, cash outflows from lease liabilities amount to ₩200,418 million, and interest expense on lease liability amounts to ₩11,256 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

27. **Equity**

(a) Equity as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Capital stock:			
Common shares	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		2,088,595	1,988,535
Capital surplus:			
Share premium		398,080	398,080
Others		5,084	5,084
		403,164	403,164
Capital adjustments:			
Stock options		696	798
Others		1,458	1,148
		2,154	1,946
Accumulated other comprehensive income (loss):			
Net change in fair value of financial instruments at FVTOCI		132,810	(227,837)
Share of other comprehensive income of associates		7,458	(776)
Foreign currency translation differences for foreign operations		182,038	(170,240)
Remeasurements of defined benefit plans		(229,108)	(219,272)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		(1)	-
		93,197	(618,125)
Retained earnings:			
Legal reserve (*1)		3,176,946	2,915,735
Voluntary reserve (*2)		16,633,976	15,585,931
Other reserve (*3)		200,868	187,488
Unappropriated retained earnings (*4)		6,223,614	5,126,366
		26,235,404	23,815,520
Non-controlling interests		14,143	12,095
	₩	36,764,735	33,531,213

(*1) According to the Article 40 of the Banking Act, the Group is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include regulatory reserve for loan loss based on separate financial statements of ₩2,233,852 million and ₩2,418,175 million as of December 31, 2024 and 2023, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2024 and 2023.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) As of December 31, 2024, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and the consolidated financial statements is ₩45,974 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ₩ 442,012 million. As of December 31, 2023, the difference between the expected reversal of regulatory reserve of loan loss based on the separate financial statements and the consolidated financial statements is ₩ 32,635 million, and this includes the expected reversal of regulatory reserve of loan loss based on consolidated statements amounting ₩ 151,687 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

27. **Equity (continued)**

(b) Capital stock

Capital stock of the Group as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	5,000 won	5,000 won
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2024 and 2023 are as follows:

Date of issuance	Date of maturity	Book value December 31, 2024	December 31, 2023	Interest rate (%)
Hybrid bonds issued in Korean won:				
June 29, 2017	Perpetual bond	₩ 69,844	69,844	3.81
February 25, 2019	Perpetual bond	-	299,327	3.30
February 25, 2020	Perpetual bond	239,459	239,459	2.88
February 25, 2020	Perpetual bond	49,888	49,888	3.08
November 5, 2020	Perpetual bond	299,327	299,327	2.87
May 3, 2022	Perpetual bond	322,277	322,277	4.50
October 17, 2022	Perpetual bond	309,305	309,305	5.70
March 7, 2023	Perpetual bond	399,108	399,108	4.63
April 2, 2024	Perpetual bond	399,387	-	4.19
		₩ 2,088,595	1,988,535	
Dividends on hybrid bond holders		₩ 84,150	89,140	
Weighted average interest rate (%)		3.74	4.18	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024					
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	(255,011)	(777)	(170,239)	27,174	-	(219,272)	(618,125)
Change due to fair value measurement		392,242	-	-	68,609	(1)	-	460,850
Change due to equity method measurement		-	18,857	-	-	-	-	18,857
Change due to impairment		(934)	-	-	-	-	-	(934)
Change due to disposal		53,962	-	-	-	-	-	53,962
Effect of hedge accounting		(30,371)	-	(221,222)	-	-	-	(251,593)
Effect of foreign currency movements		-	(7,668)	556,464	13,017	-	-	561,813
Remeasurements of defined benefit plans		-	-	-	-	-	(13,149)	(13,149)
Amounts transferred to retained earnings		-	-	-	(7,970)	-	-	(7,970)
Effect of tax		(108,463)	(2,954)	17,035	(19,445)	-	3,313	(110,514)
Ending balance	₩	51,425	7,458	182,038	81,385	(1)	(229,108)	93,197

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

27. **Equity (continued)**

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023						
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	(1,029,320)	(7,933)	(162,244)	(532)	-	(60,799)	(1,260,828)
Change due to fair value measurement		887,701	-	-	30,187	-	-	917,888
Change due to equity method measurement		-	9,738	-	-	-	-	9,738
Change due to impairment		(4,029)	-	-	-	-	-	(4,029)
Change due to disposal		215,777	-	-	-	-	-	215,777
Effect of hedge accounting		(28,045)	-	(3,903)	-	-	-	(31,948)
Effect of foreign currency movements		-	-	(553)	2,861	-	-	2,308
Remeasurements of defined benefit plans		-	-	-	-	-	(215,542)	(215,542)
Amounts transferred to retained earnings		-	-	-	4,152	-	-	4,152
Effect of tax		(297,095)	(2,582)	(3,539)	(9,494)	-	57,069	(255,641)
Ending balance	₩	(255,011)	(777)	(170,239)	27,174	-	(219,272)	(618,125)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

27. Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024 Expected date of appropriation March 20, 2025	December 31, 2023 Actual date of appropriation March 21, 2024
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Transfer from other comprehensive income through the sale of securities at FVTOCI		5,866	(3,055)
Interest on hybrid bond		(84,150)	(89,140)
Profit for the year		3,032,372	2,612,112
		2,954,088	2,519,917
Transfer from reserves:			
Voluntary reserve		13,765,363	12,532,997
Regulatory reserve		-	184,323
		13,765,363	12,717,320
Appropriation of retained earnings:			
Legal reserve		303,237	261,211
Regulatory reserve for loan loss		396,038	-
Other reserve		14,587	13,380
Voluntary reserves		14,341,964	13,765,365
Loss on redemption of hybrid bond		673	885
Dividends on common shares		1,662,952	1,196,396
Dividend per share in won:			
2024 ₩1,048.77 (20.98%)			
2023 ₩754.53 (15.09%)			
		16,719,451	15,237,237
Unappropriated retained earnings to be carried over to subsequent year	₩	-	-

(*) These statements of appropriation of retained earnings are based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common shares for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		20.98%	15.09%
Dividend per share in won		1,048.77	754.53

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Dividends	₩	1,662,952	1,196,396
Profit for the year (*)		3,695,449	3,067,681
Dividend payout ratio to profit for the year		45.00%	39.00%
Profit for the year adjusted for regulatory reserve for loan loss (*)		3,253,437	3,219,368
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		51.11%	37.16%

(*) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss are the amount attributable to equity holder of the Group.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

28. **Regulatory reserve for loan loss**

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Regulatory reserve for loan loss	₩	2,348,954	2,500,641
Provision for (reversal of) regulatory reserve for loan loss		442,012	(151,687)
	₩	2,790,966	2,348,954

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Provision for (reversal of) regulatory reserve for loan loss	₩	442,012	(151,687)
Adjusted profit after reflecting regulatory reserve for loan loss (*)		3,253,901	3,219,678
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,999	1,974

(*) The adjusted reserve which reflects above-mentioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

29. **Net interest income**

(a) Interest income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest income:			
Cash and due from banks	₩	599,308	358,638
Securities at FVTPL		664,842	555,253
Securities at FVTOCI		1,602,297	1,282,973
Securities at amortized cost		990,737	954,911
Loans (*)		17,825,411	17,139,362
Others		106,940	90,052
	₩	21,789,535	20,381,189
Interest income from impaired financial assets	₩	32,232	31,322

(*) Interest income from loans at FVTPL for the years ended December 31, 2024 and 2023 are ₩32,625 million and ₩29,249 million, respectively.

(b) Interest expense for the years ended December 31, 2024 and 2023 are as follows:

Division (*)		December 31, 2024	December 31, 2023
Financial liabilities at amortized cost			
Deposits	₩	9,945,613	9,496,241
Borrowings		915,795	911,895
Debt securities issued		1,817,292	1,361,364
Others		260,506	199,226
		12,939,206	11,968,726
Financial liabilities designated at fair value			
Debt securities issued		13,292	9,804
Net interest expense	₩	12,952,498	11,978,530

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2024 and 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

30. **Net fees and commission income**

Net fees and commission income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Fees and commission income:			
Credit placement fees	₩	63,823	69,574
Commission received as electronic charge receipt		146,978	146,412
Brokerage fees		57,578	53,097
Commission received as agency		290,224	265,662
Investment banking fees		155,713	79,981
Commission received in foreign exchange activities		238,955	224,523
Asset management fees from trust accounts		172,939	180,458
Guarantee fees		100,209	96,315
Others		159,088	150,509
	₩	1,385,507	1,266,531
Fees and commission expense:			
Credit-related fees	₩	44,163	40,209
Brand-related fees		51,086	45,851
Service-related fees		45,595	47,839
Trading and brokerage fees		14,349	11,457
Commission paid in foreign exchange activities		62,702	69,816
Others		144,640	140,408
	₩	362,535	355,580

31. **Dividend income**

Dividend income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVTPL	₩	7,884	3,046
Securities at FVTOCI (*)		70,843	46,483
	₩	78,727	49,529

(*) Dividend income for stocks disposed for the years ended December 31, 2024 and 2023 are ₩3,433 million and ₩2,380 million, respectively.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

32. **Gain and loss on financial instruments at fair value through profit or loss**

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Financial instruments at FVTPL			
Debt:			
Gain on valuation of debt securities	₩	461,072	424,602
Gain on sale of debt securities		54,222	97,901
Loss on valuation of debt securities		(150,611)	(62,626)
Loss on sale of debt securities		(95,838)	(90,263)
Others		256,184	188,467
		525,029	558,081
Equity:			
Gain on valuation of equity securities		22,552	20,440
Gain on sale of equity securities		25,450	14,858
Loss on valuation of equity securities		(8,120)	(5,944)
Loss on sale of equity securities		(10,983)	(4,752)
		28,899	24,602
Gold/Silver:			
Gain on valuation of Gold/Silver deposits		36,688	11,635
Gain on sale of Gold/Silver deposits		3,430	2,000
Loss on valuation of Gold/Silver deposits		(173,059)	(60,565)
Loss on sale of Gold/Silver deposits		(500)	(394)
		(133,441)	(47,324)
Loans at FVTPL			
Gain on valuation of loans		2,417	550
Gain on sale of loans		79,073	44,902
Loss on valuation of loans		-	(773)
Loss on sale of loans		-	(7)
		81,490	44,672
		501,977	580,031
Derivatives			
Foreign currency related:			
Gain on valuation and transaction		15,444,031	11,314,121
Loss on valuation and transaction		(15,750,258)	(11,195,072)
		(306,227)	119,049
Interest rates related:			
Gain on valuation and transaction		1,201,954	1,261,267
Loss on valuation and transaction		(1,084,002)	(1,235,170)
		117,952	26,097
Equity related:			
Gain on valuation and transaction		23,444	10,935
Loss on valuation and transaction		(14,985)	(19,021)
		8,459	(8,086)
Commodity related:			
Gain on valuation and transaction		52,658	44,384
Loss on valuation and transaction		(20,284)	(20,568)
		32,374	23,816
		(147,442)	160,876
Net gain on financial instruments at FVTPL	₩	354,535	740,907

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

33. **General and administrative expense**

General and administrative expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Employee benefits:			
Short- and long-term employee benefits	₩	2,103,670	2,063,757
Post-employee defined benefits		83,916	80,793
Post-employee defined contributions		607	613
Termination benefits		178,783	152,900
		2,366,976	2,298,063
Amortization:			
Depreciation		170,776	169,926
Amortization of intangible assets		139,380	100,517
Depreciation of right-of-use assets		227,084	225,304
		537,240	495,747
Other general and administrative expenses:			
Rent		73,975	69,578
Service contract expenses		319,516	336,102
Taxes and dues		163,422	160,924
Advertising		146,057	133,747
Electronic data processing expenses		79,101	74,813
Others		226,883	244,898
		1,008,954	1,020,062
	₩	3,913,170	3,813,872

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

34. **Share-based payments**

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2024 are as follows:

	Contents
Type	Equity-settled share-based payment (*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

ii) Granted shares and the fair value of grant date as of December 31, 2024 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	217,475	45,300	5,049
January 23, 2017	2,700	45,600	2,536
March 7, 2017	17,400	46,950	14,300
January 1, 2018	226,078	49,400	24,449
January 24, 2018	1,416	52,700	992
January 1, 2019	297,475	39,600	17,668
March 26, 2019	23,410	42,750	15,176
	785,954		80,170

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2024, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩47,650.
(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE(80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

34. **Share-based payments (continued)**

(b) Details of performance-based stock compensation as of December 31, 2024 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at December 31, 2024	369,456	904,958
Fair value per share in Korean won (*)	Expired on December 31, 2023: 38,156 won Expired on December 31, 2024: 50,444 won	47,650

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(c) Stock compensation costs calculated for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Compensation costs recorded for the year	₩ 18,964	20,143

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Accrued expenses	₩ 64,075	53,271

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

35. <u>**Net other operating expenses**</u>

Net other operating expenses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	9,625	40,161
Loans written off		4,415	10,234
		14,040	50,395
Others:			
Gain on hedge activity from hedged items		67,442	22,093
Gain on hedge activity from hedging instruments		150,606	311,325
Reversal of allowance for guarantees		8,466	4,857
Others		102,970	36,868
		329,484	375,143
		343,524	425,538
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		72,441	16,476
Others:			
Loss on hedge activity from hedged items		118,950	293,518
Loss on hedge activity from hedging instruments		88,014	24,831
Provision for other allowance		6,523	8,789
Contribution to fund		514,255	459,200
Deposit insurance fee		476,316	450,947
Others (*)		436,743	635,267
		1,640,801	1,872,552
		1,713,242	1,889,028
Net other operating expenses	₩	(1,369,718)	(1,463,490)

(*) For the year ended December 31, 2023, a total of ₩292,074 million is allocated for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

36. **Net non-operating income (expenses)**

Net non-operating income (expenses) for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	1,710	691
Non-current assets held for sale		-	1,753
		1,710	2,444
Investments in associates:			
Dividend income		-	83
Gain from disposal		2,715	-
		2,715	83
Others:			
Rental income on investment property		36,083	29,922
Others		42,249	38,194
		78,332	68,116
		82,757	70,643
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		150	465
Intangible assets		1	-
Assets for non-business		3	5
		154	470
Investments in associates:			
Loss from disposal		993	7,848
Others:			
Investment properties depreciation		13,033	12,511
Donations		117,633	71,264
Impairment loss on property and equipment		-	3
Impairment loss on intangible assets		548	-
Others		249,561	93,195
		380,775	176,973
		381,922	185,291
Net non-operating expenses	₩	(299,165)	(114,648)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. **Income tax expense and deferred taxes**

(a) Details of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Current income tax expense	₩	865,526	926,406
Deferred taxes arising from changes in temporary differences		303,757	283,155
Deferred taxes arising from utilization of expired unused tax losses		15,218	18,851
Tax adjustment charged or credited directly to equity		(110,477)	(255,298)
Income tax expense	₩	1,074,024	973,114

(b) The income tax expense calculated by applying statutory tax rates to the Group's taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2024 and 2023 for the following reasons:

		December 31, 2024	December 31, 2023
Profit before income tax	₩	4,769,937	4,041,105
Income tax expense at statutory tax rates		1,248,902	1,056,490
Adjustments:			
Non-taxable income		(4,521)	(2,710)
Non-deductible expense		7,446	8,315
Decrease resulting from consolidated corporate tax system		(96,327)	(79,059)
Income tax paid(refund)		(35,017)	13,375
Others (impact of tax rate change, etc.)		(46,459)	(23,297)
Income tax expense	₩	1,074,024	973,114
Effective tax rate			
		22.52%	24.08%

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. **Income tax expense and deferred tax**

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

Account		Beginning balance	Profit (loss)	Other comprehensive income (loss)	Ending balance (*1)
				December 31, 2024	
Accrued income	₩	(264,501)	31,212	-	(233,289)
Accounts receivable		(21,431)	(15,051)	-	(36,482)
Financial instruments at FVTPL		(1,237)	(148,760)	-	(149,997)
Investments in associates and subsidiaries		(558,469)	(247,573)	(2,954)	(808,996)
Deferred loan origination costs and fees		126,734	33,247	-	159,981
Revaluation and depreciation on property and equipment		(105,404)	2,126	-	(103,278)
Derivative liabilities		(120,791)	(28,209)	-	(149,000)
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		122,694	33,819	-	156,513
Defined benefit obligations		395,220	18,383	3,313	416,916
Plan assets		(457,336)	5,915	-	(451,421)
Other provisions		162,471	(77,953)	-	84,518
Allowance for guarantees and acceptance		16,421	10,789	-	27,210
Allowance for advanced depreciation		(46,759)	-	-	(46,759)
Allowance for expensing depreciation		(140)	61	-	(79)
Net change in fair value of securities at FVTOCI		80,959	(1,071)	(127,907)	(48,019)
Donation payables		37,669	19,934	-	57,603
Allowance and bad debt		97,163	12,075	-	109,238
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		17,599	857	-	18,456
Others		(143,389)	(87,370)	17,071	(213,688)
		(628,953)	(443,843)	(110,477)	(1,183,273)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		190,184	(15,218)	-	174,966
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and subsidiaries (*2) (*3)		(559,762)	(257,286)	-	(817,048)
	₩	120,993	(201,775)	(110,477)	(191,259)

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩6,721 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.

(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩213,415 million for the years ended December 31, 2024 and 2023, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩ 3,287,385 million and ₩ 2,333,725 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

37. Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023			
Account (*5)		**Beginning balance**	**Profit (loss)**	**Other comprehensive income (loss)**	**Ending balance(*1)(*4)**
Accrued income	₩	(209,426)	(55,075)	-	(264,501)
Accounts receivable		(23,772)	2,341	-	(21,431)
Securities at FVTPL		121,395	(122,632)	-	(1,237)
Investments in associates and subsidiaries		(438,727)	(117,160)	(2,582)	(558,469)
Deferred loan origination costs and fees		133,687	(6,953)	-	126,734
Revaluation and depreciation on property and equipment		(106,911)	1,507	-	(105,404)
Derivative liabilities		(48,794)	(71,997)	-	(120,791)
Deposits		37,047	(3,494)	-	33,553
Accrued expenses		117,013	5,681	-	122,694
Defined benefit obligations		339,906	(1,755)	57,069	395,220
Plan assets		(478,463)	21,127	-	(457,336)
Other provisions		77,467	85,004	-	162,471
Allowance for guarantees and acceptance		20,371	(3,950)	-	16,421
Allowance for advanced depreciation		(46,937)	178	-	(46,759)
Allowance for expensing depreciation		(202)	62	-	(140)
Net change in fair value of securities at FVTOCI		375,046	12,502	(306,589)	80,959
Donation payables		37,039	630	-	37,669
Allowance and bad debt		84,508	12,655	-	97,163
Compensation expenses associated with stock option		21	-		21
Fictitious dividends		17,068	531	-	17,599
Others		(240,187)	99,994	(3,196)	(143,389)
		(232,851)	(140,804)	(255,298)	(628,953)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		209,035	(18,851)	-	190,184
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and Subsidiaries (*2) (*3)		(447,465)	(112,297)		(559,762)
	₩	423,649	(47,358)	(255,298)	120,993

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩650 million due to foreign currency exchange rate changes.
(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩213,415 million and ₩192,508 million for the years ended December 31, 2023 and 2022, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩ 2,333,725 million and ₩ 1,881,053 million for the years ended December 31, 2023 and 2022, respectively.
(*4) The tax rate was changed due to amendments of the tax law during the year of 2023, Income tax rate was changed, and accordingly, 26.4% of deferred tax assets (liabilities) expected to be realized after 2024 were applied.
(*5) The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. Income tax expense (continued)

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		January 1, 2024		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	181,890	(49,079)	(306,665)	78,828	(127,907)
Share of other comprehensive income (loss) of associates		10,134	(2,675)	(1,055)	279	(2,954)
Foreign currency translation differences for foreign operations		173,523	8,515	(161,719)	(8,519)	17,034
Remeasurements of defined benefit plans		(312,304)	83,196	(299,154)	79,883	3,313
Capital adjustments		943	(249)	1,082	(286)	37
	₩	54,186	39,708	(767,511)	150,185	(110,477)

		December 31, 2023		January 1, 2023		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	(306,665)	78,828	(1,415,270)	385,417	(306,589)
Share of other comprehensive income (loss) of associates		(1,055)	279	(10,793)	2,861	(2,582)
Foreign currency translation differences for foreign operations		(161,719)	(8,519)	(157,263)	(4,980)	(3,539)
Remeasurements of defined benefit plans		(299,154)	79,883	(83,612)	22,814	57,069
Capital adjustments		1,082	(286)	2,373	(629)	343
	₩	(767,511)	150,185	(1,664,565)	405,483	(255,298)

(e) The current tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Current tax assets:			
Prepaid income taxes	₩	61,722	38,814
Current tax liabilities:			
Payable due to consolidated tax system	₩	191,141	118,716
Income taxes payables		72,494	45,965
	₩	266,635	164,681

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

37. **Income tax expense (continued)**

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deferred tax assets	₩	3,357,057	2,354,608
Deferred tax liabilities		3,548,316	2,233,615
Current tax assets		563,442	638,569
Current tax liabilities		768,355	764,436

(g) Global Anti-Base Erosion

In accordance with the Global Anti-Base Erosion (GloBE) rules that were applied since 2024, top-up tax shall be paid for the difference between an effective rate for each jurisdiction to which each constituent entity of the Group belongs and the minimum rate of 15%. However, since most jurisdictions pass the requirements for exemption from application of transition period or the effective tax rate is more than 15%, it is expected that there will be no significant top-up tax to be paid. Therefore, the Group does not recognize the current tax expense in relation to the GloBE tax. The Group, in addition, applies exceptions to the recognition and disclosure of deferred tax assets and liabilities related to the GloBE tax, and thus does not recognize nor disclose the deferred tax assets and liabilities related to the GloBE tax.

38. **Earnings per share**

(a) Earnings per share

Earnings per share for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Profit for the year attributable to equity holder of the Bank	₩	3,695,449	3,067,681
Less: dividends on hybrid bonds		(84,150)	(89,140)
Profit available for common shares	₩	3,611,299	2,978,541
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	2,278	1,878

Considering that the Group had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2024 and 2023.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	366/366	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Guarantees:			
Guarantee outstanding	₩	15,267,065	12,471,728
Contingent guarantees		5,068,760	4,336,610
ABS and ABCP purchase commitments		2,038,365	1,494,747
		22,374,190	18,303,085
Commitments to extend credit:			
Loan commitments in Korean won		91,311,366	87,383,214
Loan commitments in foreign currencies		28,677,563	27,077,629
Others		4,488,306	4,244,612
		124,477,235	118,705,455
Endorsed bills:			
Secured endorsed bills		1,367	44
Unsecured endorsed bills		11,937,894	10,519,665
		11,939,261	10,519,709
	₩	158,790,686	147,528,249

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Guarantees outstanding	₩	15,267,065	12,471,728
Contingent guarantees		5,068,760	4,336,610
ABS and ABCP purchase commitments		2,038,365	1,494,747
Secured endorsed bills		1,367	44
	₩	22,375,557	18,303,129
Provision for acceptances and guarantees	₩	103,068	62,200
Ratio (%)		0.46	0.34

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(c) Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2024 and 2023 are as follows:

December 31, 2024

Case	Number of claim	Claim amount	Description	Status
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2024.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised his opinion that it is a deadly act to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first instance is ongoing as of December 31, 2024.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2024.
Others	209	112,099	It includes various cases, such as compensation for loss claim.	
	212	₩153,722		

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Group was involved as a defendant as of December 31, 2024 and 2023 are as follows: (continued)

December 31, 2023

Case	Number of claim	Claim amount	Description	Status
Deposit return	1	₩ 2,000	When the plaintiff signed a transfer contract to buy a stake in a limited company, the plaintiff set a pledge on the bank's deposit in the name of the transferor, but later requested the execution of the pledge. Hence, filed a lawsuit to claim the payment of a pledge-set deposit.	The first instance is ongoing as of December 31, 2023.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (W2 billion in total) to the Group. However, the payment was rejected due to the accident report caused by defraudation from the Group. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Group.	The second instance is ongoing as of December 31, 2023.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2023.
Others	186	119,021	It includes various cases, such as compensation for loss claim.	
	189	₩ 156,117		

As of December 31, 2024 and 2023, the Group recorded a provision of ₩8,388 million and ₩7,163 million, respectively for litigations including cases lost in the first trial. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group's consolidated financial statements.

(d) Others

The Group recognized ₩367.3 billion and ₩367.1 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2024 and 2023, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the Financial Dispute Mediation Committee of the Financial Supervisory Service and Resolution of Board of Directors. In this regard, the amount paid in advance for liquidity supply and the amount compensated through fact-checking is ₩361.0 billion and ₩344.1 billion as of December 31, 2024 and 2023.

The Group paid self-resolution compensation for customers' losses from the Hong Kong H-Index-based equity linked trust ("H-Index ELT"), in accordance with the Financial Supervisory Service's Dispute Resolution Standards and the resolution of the Board of Directors. The Bank, in addition, recognized ₩19.1 billion as provision, which could be paid to the customers for fulfilling the obligations, as of December 31, 2024.

Also, there is an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

40. <u>**Statements of cash flows**</u>

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Cash	₩	2,256,855	2,131,816
Reserve deposits		11,420,315	10,732,094
Other deposits		18,484,517	15,192,866
Cash and due from banks		32,161,687	28,056,776
Less: Restricted due from banks (*)		(286,387)	(244,751)
Less: Due with original maturities of more than three months		(20,761)	(196,117)
	₩	31,854,539	27,615,908

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Debt-equity swap	₩	25,048	916
Accounts payable for purchase of property and equipment		1	92
Accounts payable for purchase of intangible assets		(132,270)	374,685
Recognition of right-of-use assets		350,823	263,753
Recognition of lease liabilities		319,585	224,595

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	488,786	26,701,198	37,750,685	424,569	65,365,238
Changes in cash flows		(9,420)	(5,329,664)	7,550,446	(182,028)	2,029,334
Amortization		-	454	(36,665)	11,256	(24,955)
Net foreign currencies transaction gain (loss)		-	1,347,184	1,401,457	27,164	2,775,805
Changes in fair value of hedged items		-	-	26,830	-	26,830
Others		(25,475)	-	-	281,559	256,084
Ending balance	₩	453,891	22,719,172	46,692,753	562,520	70,428,336

		December 31, 2023				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	707,184	24,212,793	33,186,179	397,251	58,503,407
Changes in cash flows		333	2,322,021	4,257,885	(175,624)	6,404,615
Amortization		-	547	(15,058)	11,256	(3,255)
Net foreign currencies transaction loss		-	165,837	114,312	(4,237)	275,912
Changes in fair value of hedged items		-	-	207,367	-	207,367
Others		(218,731)	-	-	195,923	(22,808)
Ending balance	₩	488,786	26,701,198	37,750,685	424,569	65,365,238

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions**

(a) Receivable and payable balance with the related parties

Significant balances with the related parties as of December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
The parent company				
Shinhan Financial Group	Current tax assets	₩	1,103	2,856
	Deposits		12	22
	Current tax liabilities		194,141	118,716
	Other liabilities		76,758	65,424
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		4,919	305
	Loans		184,151	168,836
	Allowance for loan loss		(947)	(1,211)
	Other assets		1,467	1,173
	Deposits		257,239	200,188
	Derivative liabilities		157,493	54,177
	Provisions		1,075	739
	Other liabilities (*3)		62,058	58,171
Shinhan Securities Co., Ltd.	Cash and due from banks		9	8
	Financial assets at FVTPL (*2)		4,580	3,939
	Derivative assets		1,810	11,114
	Loans		49,996	29,919
	Allowance for loan loss		(398)	(143)
	Other assets (*1)		5,333	11,076
	Deposits		745,910	748,851
	Debt securities issued		10,000	-
	Derivative liabilities		18,854	2,199
	Provisions		322	155
	Other liabilities (*4)		64,665	71,265
Shinhan Life Insurance Co., Ltd.	Derivative assets		127,999	22,351
	Loans		23	15
	Other assets		144,720	209,269
	Deposits		115,008	204,378
	Derivative liabilities		1,385	24,866
	Provisions		18	20
	Other liabilities (*5)		42,043	41,089
Shinhan Capital Co., Ltd.	Loans		140,000	280,000
	Allowance for loan loss		(16)	(30)
	Other assets		36	124
	Deposits		1,717	1,093
	Provisions		7	10
	Other liabilities (*6)		17,197	13,490
Jeju Bank	Loans		-	1,825
	Allowance for loan loss		-	(1)
	Other assets		-	1
	Deposits		1,638	2,612
	Other liabilities		2,139	2,139
Shinhan Asset Management Co., Ltd.	Financial assets at FVTPL (*2)		2,402	34,456
	Deposits		25,748	9,670
	Other liabilities (*7)		1,169	1,094
Shinhan DS	Loans		6	6
	Other assets		32,974	31,395
	Deposits		5,406	5,081
	Other liabilities		17,129	8,035
Shinhan Savings Bank	Other liabilities		17,136	10,356

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Entities under common control (continued)				
Shinhan Fund Partners	Deposits	₩	18,831	22,177
	Other liabilities		396	398
Shinhan AI (*10)	Deposits		-	30
Shinhan REITs Management	Deposits		17,915	8,361
	Other liabilities		126	371
Shinhan Asset Trust Co., Ltd.	Loans		3,397	3,606
	Deposits		171,571	189,534
	Other liabilities (*8)		482	575
Shinhan Venture Investment Co., Ltd.	Deposits		10	8,041
	Other liabilities		-	14
Shinhan EZ General Insurance, Ltd.	Deposits		21	170
One-Shinhan Connect Fund 1	Deposits		555	289
One-Shinhan Connect Fund 2	Deposits		124	364
IMM Long-term Solutions Private Equity Fund (*10)	Deposits		-	3
Shinhan hyper connect venture fund I	Deposits		5,233	5,435
SH Global Private Real Estate Investment Trust No.5	Derivative assets		14,744	4,282
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets		588	-
Shinhan AIM Fund of Fund 15	Derivative assets		2,538	-
Shinhan AIM Credit Fund 6-A	Derivative assets		431	-
Shinhan AIM Fund of Fund 4	Derivative assets		2,547	-
	Derivative liabilities		-	204
Shinhan AIM Real Estate Fund No.22-A	Derivative assets		6,083	1,158
Shinhan AIM Credit Fund 4-B	Derivative assets		7,832	-
	Derivative liabilities		-	1,730
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative assets		842	-
	Derivative liabilities		-	32
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets		671	-
Shinhan SOF V Private Investment Trust No.1	Derivative assets		60	-
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Derivative liabilities		2,143	-
Investments in associates and associates of entities under common control				
ICSF (The Korea's Information Center for Savings & Finance)	Deposits		3	7
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		852	923
Logisvalley Shinhan REIT Co., Ltd.	Deposits		1,340	1,134
	Loans		33,000	33,000
	Allowance for loan loss		(30)	(36)
Shinhan Global Active REIT Co., Ltd. (*9) (*10)	Deposits		-	206
WaveTechnology Co., Ltd.	Deposits		115	17
CASCADETECH INC	Deposits		35	-
Techfin ratings Co., Ltd. (*11)	Deposits		21,611	-
Korea Digital Asset Custody (*10)	Deposits		-	34
BNP Paribas Cardif Life Insurance	Deposits		5,559	2,984
Shinhan Global Healthcare Fund 2	Deposits		1	1
Shinhan-Albatross tech investment Fund	Deposits		4,339	2,229

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Investments in associates and associates of entities under common control (continued)				
Shinhan Time 1st Investment fund	Deposits	₩	64	151
CJL No.1 Private Equity Fund	Deposits		-	265
SBC PFV Co., Ltd.	Deposits		105	13,113
	Loans		834,600	-
	Allowance for loan loss		(1,113)	-
NH-J&-IBKC Label New Technology Fund	Deposits		59	301
Korea Credit Bureau	Deposits		24	640
KOREA FINANCE SECURITY	Deposits		131	132
Goduck Gangil1 PFV Co., Ltd	Deposits		4	11
Goduck Gangil10 PFV Co., Ltd.	Loans		-	1,100
	Allowance for loan loss		-	(5)
	Deposits		11,899	7,568
iPIXEL Co., Ltd.	Deposits		717	11
SEOKWANG T&I	Deposits		-	1
Capston General Private Real Estate Investment Trust No.26	Deposits		-	1
STIC ALT Global II Private Equity Fund	Deposits		2,207	-
Rifa Private Real Estate Investment Trust 31	Loans		14,000	-
	Allowance for loan loss		(27)	-
Shinhan-CJ Technology Innovation Fund No. 1	Deposits		3,100	-
EDNCENTRAL Co.,Ltd.	Deposits		1,170	-
Key management personnel				
	Loans		3,403	5,005
	Allowance for loan loss		(1)	(2)
	Provisions		1	2

(*1) Includes right-of-use assets.
(*2) It includes the amount related to investments in structured entities.
(*3) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩33,507 million and ₩29,701 million, respectively.
(*4) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 35,784 million and ₩ 31,555 million, respectively.
(*5) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 37,202 million and ₩ 32,470 million, respectively.
(*6) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 333 million and ₩338 million, respectively.
(*7) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 666 million and ₩677 million, respectively
(*8) As of December 31, 2024 and 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 167 million and ₩169 million, respectively
(*9) It includes the amount related to transactions of subsidiaries of associates.
(*10) It has been removed from the related party as of December 31, 2024.
(*11) Douzone Techfin Co., Ltd. changed its name to Techfin ratings Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
The parent company				
Shinhan Financial Group	Fees and commission income	₩	3	2
	Other operating income		2,126	1,523
	Interest expense		(457)	(514)
	Fees and commission expense		(46,442)	(41,682)
	Other operating expense		(77)	(402)
Entities under common control				
Shinhan Card Co., Ltd.	Interest income		14,453	14,085
	Fees and commission income		166,885	176,704
	Gain related to derivatives		11,671	7,698
	Other operating income		6,786	6,312
	Interest expense (*2)		(5,784)	(650)
	Fees and commission expense		(9,848)	(8,427)
	Loss related to derivatives		(114,268)	(19,650)
	Reversal of (provision for) allowance		264	(358)
	Other operating expense		(352)	(288)
Shinhan Securities Co., Ltd.	Interest income		2,057	2,365
	Fees and commission income		4,548	4,243
	Financial instruments measured at FVTPL (*1)		236	137
	Gain related to derivatives		24,298	48,754
	Other operating income		9,675	8,331
	Interest expense (*3)		(14,575)	(16,376)
	Loss related to derivatives		(99,456)	(37,080)
	Reversal of (provision for) allowance		(255)	44
	Other operating expense		(660)	(417)
Shinhan Life Insurance Co., Ltd.	Fees and commission income		9,536	3,557
	Gain related to derivatives		167,247	36,654
	Other operating income		4,217	3,628
	Interest expense (*4)		(6,076)	(3,772)
	Fees and commission expense		(6)	(576)
	Loss related to derivatives		(3,120)	(16,823)
	Other operating expense		2	11
Shinhan Capital Co., Ltd.	Interest income		14,123	5,986
	Fees and commission income		66	27
	Other operating income		1,408	1,157
	Interest expense (*5)		(550)	(464)
	Reversal of (provision for) allowance		15	(30)
	Other operating expense		-	6
Jeju Bank	Interest income		1	2
	Other operating income		689	635
	Interest expense		(74)	(71)
	Reversal of (provision for) allowance		1	1
Shinhan Asset Management Co., Ltd.	Financial instruments measured at FVTPL (*1)		(689)	8,251
	Fees and commission income		41	37
	Gain related to derivatives		222	262
	Other operating income		154	141
	Interest expense (*6)		(2)	(102)
	Fees and commission expense		(1,691)	(1,432)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account	December 31, 2024	December 31, 2023
Entities under common control (continued)			
Shinhan DS	Fees and commission income	₩ 1	4
	Other operating income	1,374	1,014
	Interest expense	(639)	(405)
	Other operating expense	(100,156)	(85,239)
Shinhan Savings Bank	Fees and commission income	833	1,295
	Other operating income	1,259	939
	Fees and commission expense	(2)	-
	Interest expense	(478)	(322)
Shinhan Fund Partners	Fees and commission income	24	44
	Other operating income	171	168
	Interest expense	(580)	(803)
Shinhan REITs Management	Interest expense	(403)	(191)
Shinhan AI (*9)	Other operating income	17	102
	Fees and commission expense	-	(6,365)
	Interest expense	(350)	-
Shinhan Asset Trust Co., Ltd.	Interest income	(4,040)	(3,960)
	Fees and commission income	20	25
	Interest expense (*7)	(3,015)	(1,945)
	Fees and commission expense	(9)	(25)
Shinhan Venture Investment Co., Ltd.	Fees and commission income	-	1
	Interest expense	(30)	(287)
	Fees and commission expense	(577)	-
Shinhan EZ General Insurance, Ltd.	Fees and commission income	7	5
	Fees and commission expense	(305)	-
	Other operating expense	(329)	-
One-Shinhan Connect Fund 1	Fees and commission income	26	13
	Interest expense	-	(8)
One-Shinhan Connect Fund 2	Fees and commission income	6	4
	Interest expense	-	(10)
IMM Long-term Solutions Private Equity Fund (*9)	Interest expense	-	(2)
	Fees and commission income	24	-
Shinhan hyper connect venture fundI	Interest expense	(15)	(6)
	Fees and commission income	20	3
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives	30,458	9,715
	Loss related to derivatives	(17)	(34)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives	595	2,311
Shinhan AIM Real Estate Fund No.15	Gain related to derivatives	2,846	-
	Loss related to derivatives	(252)	(6)
Shinhan AIM Fund of Fund 6-A	Gain related to derivatives	431	-
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives	70	18
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives	189	42
Shinhan AIM Fund of Fund 4	Gain related to derivatives	2,751	1,965
	Loss related to derivatives	-	(354)
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives	4,925	2,095
Shinhan AIM Credit Fund 4-B	Gain related to derivatives	8,938	-
	Loss related to derivatives	-	(1,957)
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives	1,122	2,025
	Loss related to derivatives	-	(105)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Entities under common control (continued)				
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives	₩	671	932
	Loss related to derivatives		-	(480)
Shinhan SOF V Private Investment Trust No.1	Gain related to derivatives		60	-
Shinhan Dollar Income Private Security Investment Trust No.2 (*10)	Loss related to derivatives		-	(1,876)
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1 (*10)	Gain related to derivatives		-	617
SH Long-Term Growth TDF 2030 Security Investment Trust (*9)	Gain related to derivatives		-	44
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Loss related to derivatives		(2,143)	-
Investments in associates and associates of entities under common control				
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income		946	3,695
	Interest expense		(12)	(57)
KOREA FINANCE SECURITY	Fees and commission income		4	4
Korea Credit Bureau	Fees and commission income		11	14
Goduck Gangil1 PFV Co., Ltd	Interest income		-	143
	Reversal of (provision for) allowance		-	20
SBC PFV Co., Ltd	Fees and commission income		6,590	-
	Interest expense		(13)	(13)
	Interest income		26,777	-
	Reversal of (provision for) allowance		(1,113)	-
Goduck Gangil10 PFV Co., Ltd	Interest income		5	69
	Interest expense		(295)	(647)
	Reversal of (provision for) allowance		5	4
CJL No.1 Private Equity Fund	Interest expense		(2)	(10)
Logisvalley Shinhan REIT Co., Ltd.	Interest income		1,703	1,841
	Interest expense		(2)	(2)
	Reversal of (provision for) allowance		-	(8)
Shinhan-Albatross Tech Investment Fund	Interest expense		(12)	(4)
Shinhan Global Active REIT Co., Ltd. (*8) (*9)	Interest expense		(4)	(2)
	Gain related to derivatives		8,220	-
CASCADETECH INC	Reversal of (provision for) allowance		6	-
Techfin ratings Co,.Ltd. (*11)	Fees and commission income		2	-
	Interest expense		(726)	-
SONGPA BIZ CLUSTER PFV CO LTD	Fees and commission income		9,178	-
	Interest expense		(1)	-
NH-J&-IBKC Label New Technology Fund	Interest expense		(6)	(12)
STIC ALT Global II Private Equity Fund	Interest expense		(3)	-
Rifa Private Real Estate Investment Trust 31	Interest income		746	-
	Reversal of (provision for) allowance		(27)	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
iPIXEL Co., Ltd.	Interest expense		(1)	-
EDNCENTRAL Co.,Ltd.	Interest expense		(2)	-
Shinhan-CJ Technology Innovation Fund No. 1	Interest expense		(25)	-
Key management personnel				
	Interest income	₩	133	242

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2023 are as follows: (continued)

(*1) The amount of investment gains and losses related to structured entities is included.
(*2) The amount includes ₩2,509 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*3) The amount includes ₩2,603 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*4) The amount includes ₩2,678 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*5) The amount includes ₩(20) million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*6) The amount includes ₩(40) million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*7) The amount includes ₩(10) million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*8) It includes the amount related to transactions of subsidiaries of associates.
(*9) It has been excluded from the related party for the year ended December 31, 2024.
(*10) It has been excluded from the related party for the year ended December 31, 2023.
(*11) Douzone Techfin Co., Ltd. changed its name to Techfin ratings Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(c) Salaries with key management

Details of transactions with key management for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Short-term employee benefits	₩	10,513	11,530
Post-employment benefits		367	364
Share-based payment transactions		6,724	6,170
	₩	17,604	18,064

(d) Details of the guarantees provided between the related parties, etc.

The guarantees provided between the related parties as of December 31, 2024 and 2023 are as follows:

Guaranteed parties		Amount of guarantees		Account
		December 31, 2024	December 31, 2023	
Shinhan Securities Co., Ltd.	₩	19,000	19,000	Purchase note agreement
		347,321	397,633	Unused credit limit
Shinhan Card Co., Ltd.		411,921	476,221	Unused credit limit
		19,992	36,877	Financial guarantee (Letter of credit method)
Shinhan Life Insurance Co., Ltd.		100,088	100,087	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit limit
BNP Paribas Cardif Life Insurance Co., Ltd.		-	10,000	Unused credit limit
SBC PFV Co., Ltd		65,400	-	Unused credit limit
Shinhan DS		46	42	Unused credit limit
		-	21	Performance guarantee (Payment guarantee method)
Structured entities		846,351	742,125	Securities acquisition agreement (*)
Key management personnel		2,801	3,241	Unused credit limit
	₩	1,852,920	1,825,247	

(*) The amount is for subsidiaries of and associates of entities under common control and associates of the Group, which are structured entities.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(e) Collaterals provided to the related parties

i) Details of collaterals provided to the related parties as of December 31, 2024 and 2023 are as follows:

	Related party	Pledged assets	December 31, 2024		December 31, 2023	
			Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Entity under common control	Shinhan Life Insurance Co., Ltd.	Securities ₩	-	-	10,008	10,008

ii) Details of collaterals provided by the related parties as of December 31, 2024 and 2023 are as follows:

	Related party	Pledged assets	December 31, 2024	December 31, 2023
Entities under common control	Shinhan Securities Co., Ltd.	Deposits ₩	267,100	309,650
	Jeju Bank	Government bonds	40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds	152,578	10,000
	Shinhan Card Co., Ltd.	Deposits	180	180
		Bonds	237,986	237,986
	Shinhan Capital Co., Ltd.	Government bonds and corporate bonds	234,000	364,000
Investment in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Public bonds	-	2,400
	SBC PFV Co., Ltd.	Trust	960,000	-
	Logisvalley Shinhan REIT Co., Ltd.	Trust	39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Trust	16,800	-
Key management personnel		Real estate	6,799	4,417
		Deposits etc.	1,466	1,127
		Guarantee	2,132	1,308
		₩	1,958,641	1,010,668

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties

(i) Loan transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

| | Related party | | December 31, 2024 | | | |
			Beginning (*1)	Loans (*2)	Collections (*2)	Ending (*1)
Entities under common control	Shinhan DS	₩	6	10	(10)	6
	Shinhan Securities Co., Ltd.		29,919	124,424	(104,347)	49,996
	Shinhan Card Co., Ltd.		168,836	265,253	(249,938)	184,151
	Shinhan Life Insurance Co., Ltd.		15	42	(34)	23
	Jeju Bank		1,825	-	(1,825)	-
	Shinhan Capital Co., Ltd.		280,000	24,128	(164,128)	140,000
Investment in associates and associates of entities under common control	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	33,000
	CASCADETECH INC		-	66	(66)	-
	Rifa Private Real Estate Investment Trust 31		-	28,000	(14,000)	14,000
	SBC PFV Co., Ltd		-	895,700	(61,100)	834,600
Key management personnel			5,005	1,493	(3,095)	3,403
		₩	519,706	1,373,291	(633,818)	1,259,179

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

| | Related party | | December 31, 2023 | | | |
			Beginning (*1)	Loans (*2)	Collections (*2)	Ending (*1)
Entities under common control	Shinhan DS	₩	10	16	(20)	6
	Shinhan Securities Co., Ltd.		23,634	108,281	(101,996)	29,919
	Shinhan Card Co., Ltd.		494,622	285,122	(610,908)	168,836
	Shinhan Life Insurance Co., Ltd.		33	20	(38)	15
	Jeju Bank		1,906	1,892	(1,973)	1,825
	Shinhan Capital Co., Ltd.		-	281,621	(1,621)	280,000
Investment in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	1,100
	Logisvalley Shinhan REIT Co., Ltd.		43,000	33,000	(43,000)	33,000
Key management personnel			6,563	3,154	(4,712)	5,005
		₩	579,693	713,106	(773,093)	519,706

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(f) Transactions with related parties (continued)

(ii) Borrowing transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

	Related party	Account		December 31, 2024			
				Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd	Debt securities issued	₩	-	724,457	(714,457)	10,000
		Deposit (*1)		52,948	194,937	(36,102)	211,783
	Shinhan Card Co., Ltd.	Deposit (*1)		51,648	150,575	(51,217)	151,006
	Shinhan Fund Partners	Deposit (*1)		15,000	-	-	15,000
	Shinhan DS	Deposit (*1)		3,223	85	(272)	3,036
	Shinhan Asset Trust Co., Ltd.	Deposit (*1)		50,172	85,243	(57,142)	78,273
	Shinhan Life Insurance Co., Ltd.	Deposit (*1)		45,545	1,283	(29,824)	17,004
	Shinhan REITs Management	Deposit (*1)		8,100	11,900	(3,000)	17,000
	Shinhan Venture Investment Co., Ltd.	Deposit (*1)		8,000	-	(8,000)	-
	Shinhan AI	Deposit (*1)		-	31,000	(31,000)	-
Investment in associates and associates of entities under common control	NH-J&-IBKC Label New Technology Fund	Deposit (*1)		248	17,957	(18,146)	59
	CJL No.1 Private Equity Fund	Deposit (*1)		265	-	(265)	-
	Techfin ratings Co., Ltd. (*2)	Deposit (*1)		-	42,000	(24,000)	18,000
	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*1)		-	3,100	-	3,100
			₩	235,149	1,262,537	(973,425)	524,261

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*2) Douzone Techfin Co., Ltd. has changed its name to Techfin ratings Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(f) Transactions with related parties (continued)

(ii) Borrowing transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	Related party	Account		December 31, 2023 Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd.	Deposit (*1)	₩	502,280	23,624	(472,956)	52,948
	Shinhan Card Co., Ltd.	Deposit (*1)		1,794	57,885	(8,031)	51,648
	Shinhan Asset Management Co., Ltd.	Deposit (*1)		10,341	-	(10,341)	-
	Shinhan Fund Partners (*2)	Deposit (*1)		5,000	29,000	(19,000)	15,000
	Shinhan DS	Deposit (*1)		6,786	-	(3,563)	3,223
	Shinhan Asset Trust Co., Ltd.	Deposit (*1)		100,000	50,172	(100,000)	50,172
	Shinhan Life Insurance Co., Ltd.	Deposit (*1)		31,098	18,937	(4,490)	45,545
	Shinhan REITs Management	Deposit (*1)		3,000	6,100	(1,000)	8,100
	Shinhan Venture Investment Co., Ltd.	Deposit (*1)		10,500	5,000	(7,500)	8,000
	IMM Long-term Solutions Private Equity Fund	Deposit (*1)		609	-	(609)	-
Associates and investment in associates of entities under common control (*3)	NH-J&-IBKC Label New Technology Fund	Deposit (*1)		-	335	(87)	248
	CJL No.1 Private Equity Fund	Deposit (*1)		603	-	(338)	265
			₩	672,011	191,053	(627,915)	235,149

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2024.
(*3) The amount of ₩ 4 million in deposits of DeepBlue No.1 Private Equity Fund, which is excluded from related parties was excluded from the beginning balance.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2024 and 2023, the major commitments related to derivative assets and liabilities with related parties are as follows:

	Related party	Classification of commitments		December 31, 2024	December 31, 2023
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,388,794	1,507,630
	Shinhan Card Co., Ltd.	Derivatives		1,393,850	857,363
	Shinhan Securities Co., Ltd.	Derivatives		376,648	687,749
	SH Veneta Toll Road Pro. Private Special Asset Investment	Derivatives		30,899	29,103
	SH US Nevada Photovoltaic Private Special Asset Investment Trust Trust(Infra)	Derivatives		7,350	-
	Shinhan AIM Fund of Fund 4	Derivatives		42,296	30,715
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		47,168	26,573
	SH Global Private Real Estate Investment Trust No.5	Derivatives		224,028	196,505
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		26,489	-
	Shinhan AIM Credit Fund 4-B	Derivatives		76,022	66,682
	Shinhan AIM Fund of Fund 6-A	Derivatives		4,900	-
	Shinhan AIM Real Estate Fund No.15	Derivatives		26,917	-
	Shinhan Dollar Income Private Security Investment Trust	Derivatives		36,750	-
			₩	3,682,111	3,402,320

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
	Related party	Investment	Collection	Dividend
Investments in associates	Shinhan SKS Corporate Recovery Private Equity Fund	₩ 9,338	9,983	-
	Neoplux Technology Valuation Investment Fund	-	300	13,738
	Shinhan-Neoplux Energy Newbiz Fund	-	6,776	-
	BTS 2nd Private Equity Fund	2,920	-	-
	Shinhan hyper connect venture fund I	18,000	-	-
	Shinhan hyper future's venture fund I	1,703	-	-
	SBC PFV Co., Ltd.	4,375	-	-
	SONGPA BIZ CLUSTER PFV CO LTD	7,200	-	-
	Techfin ratings Co., Ltd.	27,000	-	-
	One Shinhan Mezzanine Fund 1	10,000	-	-
	Credila Financial Services	250,270	-	-
	Shinhan Private Equity Fund II	-	33,840	11,003
	Korea Credit Bureau	-	-	45
	Goduck Gangil1 PFV Co., Ltd.	-	-	148
	Goduck Gangil10 PFV Co., Ltd.	-	-	149
	Shinhan-Albatross Technology Investment Fund	-	-	5,321
	Shinhan Global Flagship Venture Fund1	18,000	-	-
	One Shinhan Futures Fund 1	-	240	-
Entities under common control and investments in associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust	-	2,514	121
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1	-	7,566	1,661
	SHINHAN NPS RENEWABLE FUND NO.1	1,426	2,514	822
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2	-	11,862	826
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	3,609	124	1,244
	Shinhan AIM FoF Fund 6	7,350	141	571
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	3,500	7,956	428
	Shinhan AIM Social Enterprise Investment Fund III	100	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4	14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3	3,241	280	1,896
	Shinhan Digital New Deal Private Mixed Asset	9,377	223	694
	SH Mezzanine Investment Type Private Security Investment Trust No.3	-	1,734	416
	Shinhan Subway Line No.9 Private Mixed Asset	-	6,855	4,507
	Shinhan AIM FoF Fund 9-C	6,230	60	-
	SH Venture Private Investment Trust No.5	14,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1	3,000	1,941	-
	SH Brookfield Global Transition Private Special Asset Investment Trust No.2	2,727	-	-
	SH Venture Private Investment Trust No.6	14,000	-	-
	SH-LS Global Green Way Private Special Asset Investment Trust	5,511	-	160
	Shinhan One Flagship Real Estate Development Fund 1	8,000	-	304
	Shinhan KKR Global Program Private Investment Trust(USD)	7,459	938	706
	SH Dollar Short-term Security Investment Trust No.1[Bond]	150,613	14,932	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2024			
	Related party	Investment	Collection	Dividend
Entities under common control and investments in associates under common control	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]	₩ 1,640	899	288
	SH Special Situation Private Real Estate Feeder Investment Trust No.1	20,319	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust	32,807	-	262
	SH Green Infrastructure Private Special Asset Investment Trust No.1	16,390	964	390
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1	7,605	-	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2	8,180	-	27
	Shinhan Venture Secondary Private Investment Trust No.1	1,200	-	-
	Shinhan Datacenter Development Private Mixed Asset Investment Trust	27,054	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02	10,000	-	-
	SH Venture Private Investment Trust No.7	10,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01	8,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	-	21,554	7,404
	SHBNPP BNCT Professional Investment Type Private Mixed Asset	-	18,813	13,116
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	-	77	143
	Mastern Opportunity Seeking Real Estate Fund II	-	2,521	-
	SH Estate Loan Private Investment No.2	14,088	21,289	2,974
	IGIS Private Real Estate Investment Trust 517-1	1,750	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	11,272	604	460
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3	607	-	-
	Shinhan-We Venture Debt Fund No.1	990	-	-
	T CORE INDUSTRIAL TECHNOLOGY 1ST VENTURE PEF	-	119	-
	Shinhan-soo secondary Fund	3,150	-	-
	SHINHAN-NEO Core Industrial Technology Fund	-	3,390	128
	SHINHAN-NEO Market-Frontier 2nd Fund	1,500	2,930	-
	Shinhan VC Tomorrow Venture Fund 1	15,000	945	-
	SHINHAN-NEO Market-Frontier 3rd Fund	1,200	-	-
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	-	3,374	548
	Penture K-content Fund	3,000	-	-
	Shinhan Asia Mid-Market Growth Fund I	803	-	-
	Shinhan Greenway Corporate Investment FUND NO.2	2,475	-	-
	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]	-	-	1,474
	SH Long-Term Growth TDF 2035 Security Investment Trust (H) C-s	-	-	21
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	-	3,321	370

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2024			
	Related party	**Investment**	**Collection**	**Dividend**
Entities under and investments in associates under common control	Shinhan ESG Bond Specialized Investment Trust No. 1	₩ -	-	947
	Shinhan nautic private equity fund 1	-	-	66
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2	-	-	169
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust	-	-	127
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	-	460	156
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	-	-	673
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust	-	-	929
	Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	44,100	-	-
		₩ 846,079	192,039	75,432

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023			
	Related party	Investment	Collection	Dividend
Investments in associates	Shinhan-Albatross Technology Investment Fund	₩ -	1,000	-
	Korea Credit Bureau	-	-	45
	Neoplux Technology Valuation Investment Fund	-	1,963	1,368
	All Together Korea Fund 6	105	-	105
	All Together Korea Fund 7	105	-	105
	One Shinhan Connect Fund 1	-	208	-
	One Shinhan Connect Fund 2	-	6,130	-
	Shinhan SKS Corporate Recovery Private Equity Fund	6,682	298	-
	One Shinhan Futures Fund 1	-	612	-
	One Shinhan Futures Fund 3	-	309	-
	DDI LVC Master Real Estate Investment Trust Co., Ltd.	450	-	-
	BTS 2nd Private Equity Fund	2,200	-	-
	One Shinhan Mezzanine Fund 1	10,000	-	-
	Shinhan hyper connect venture fund I	15,200	-	-
	Shinhan Global Flagship Venture Fund1	18,000	-	-
	One Shinhan Futures Fund 2	-	199	-
	Shinhan hyper future's venture fund 1	319	-	-
	KST-SH Laboratory Investment Fund No.1	-	260	-
	SBC PFV Co., Ltd.	1,875	-	-
Entities under common control and investments in associates under common control	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]	-	10,147	1,428
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust	-	1,822	186
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1	-	8,821	405
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1	1,204	3,199	332
	Shinhan AIM Social Enterprise Investment Fund I	48	-	-
	SHINHAN NPS RENEWABLE FUND NO.1	212	7,238	2,349
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2	3,500	3,389	-
	Shinhan AIM Social Enterprise Investment Fund II	78	-	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	7,471	124	1,244
	Shinhan AIM FoF Fund 6	4,298	772	533
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	3,500	-	-
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1	525	-	-
	Shinhan ESG Bond Specialized Investment Trust No. 1	-	8,779	183
	Shinhan AIM Social Enterprise Investment Fund III	1,250	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4	14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3	14,339	9	1,018
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2	2,100	-	-
	Shinhan Digital New Deal Private Mixed Asset	9,414	23	210
	Shinhan Subway Line No.9 Private Mixed Asset	-	6,619	4,479
	Shinhan AIM FoF Fund 9-C	4,335	398	-
	SH Venture Private Investment Trust No.5	21,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1	12,500	-	-
	SH BGT Private Special Asset Investment Trust No.2	8,154	-	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]	20	-	-
	SH Venture Private Investment Trust No.6	8,082	-	-
	SH-LS Global Green Way Private Special Asset Investment Trust	14,000	-	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023		
	Related party	Investment	Collection	Dividend
Entities under common control and investments in associates under common control	Shinhan One Flagship Real Estate Development Fund 1	₩ 13,218	-	-
	Shinhan KKR Global Program Private Investment Trust(USD)	6,255	-	-
	SH Dollar Short-term Security Investment Trust No.1[Bond]	21,376	-	-
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]	12,894	-	-
	SH Venture Private Investment Trust No.6	6,125	-	-
	SH Special Situation Private Real Estate Feeder Investment Trust No.1	10,702	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust	11,807	-	-
	SH Green Infrastructure Private Special Asset Investment Trust No.1	1,213	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01	10,000	-	-
	DB EB private investment fund2	2,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	-	6,993	42
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	-	11,610	631
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	-	877	471
	SHBNPP BNCT Professional Investment Type Private Mixed Asset	-	18,743	13,562
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	2	-	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	-	2,690	268
	Mastern Opportunity Seeking Real Estate Fund II	-	1,575	386
	SIMONE Mezzanine Fund No.3	-	1,312	-
	PHAROS DK FUND	-	635	-
	SH Estate Loan Private Investment No.2	10,989	6,443	2,675
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust	1,396	-	1,366
	IGIS Private Real Estate Investment Trust 517-1	18,500	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	4,211	-	-
	Shinhan Digital Healthcare New Technology Investment Fund 1	-	292	248
	Shinhan Time Secondary Blind Fund	1,500	-	-
	Shinhan-soo secondary Fund	1,350	-	-
	SHINHAN-NEO Market-Frontier 2nd Fund	1,500	-	-
	T&F2019 SS Private Equity Fund Specializing in Start-up and Venture Business	-	842	42
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	-	6,997	468
	J& Moorim Jade Investment Fund	-	226	-
	NH Kyobo AI Solution Investment Fund	-	2,192	800
	SKS-YOZMA No.1 Fund	-	2,070	-
	Keistone Unicorn Private Equity Fund	-	2,250	1,516
	Forward-NBH New Technology Fund 1	2,000	-	-
	Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund	2,000	-	-
	VL Ziegler II Private Equity Fund	9,000	-	-
	SQUARE NEW PARADIGM INVESTMENT FUND NO.1	2,000	-	-
	Kiwoom-Time Animation New Technology Business Investment Fund	2,000	-	-
	Ascent-Welcome Fund2	3,000	-	-
		₩ 340,004	128,066	36,465

(*) Equity investment without voting rights is included.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(i) The main types of transactions between the Group and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the bank, transactions related to business consignment, overdraft transactions related to credit card funds settlement and CLS payment service agreement transactions, etc.

(j) For the years ended December 31, 2024 and 2023, the Group purchased bonds through Shinhan Securities Co., Ltd. at ₩ 7,173,418 million and ₩ 5,335,149 million, respectively, while the amount sold is ₩ 3,590,039 million and ₩ 1,410,644 million, respectively.

(k) As of December 31, 2024 and 2023, the plan assets deposited in the DB type retirement pension operated and managed by Shinhan Life Insurance Co., Ltd. are ₩138,777 million and ₩187,228 million, respectively. The plan assets deposited in the DB type retirement pension operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance Co., Ltd. are ₩5,921 million and ₩22,026 million, respectively.

(l) As of December 31, 2024 and 2023, the credit card limit contract amount provided by Shinhan Card Co., Ltd., a related party, is ₩67,253 million and ₩67,346 million, respectively.

(m) For the year ended December 31, 2024, the Group acquired the assets, amounting to ₩5,456 million through an asset transfer deal with Shinhan AI's AI development department.

42. **Investments in subsidiaries**

(a) Condensed statements of financial positions for the Bank (separate) and its subsidiaries as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			December 31, 2023		
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	₩	511,759,161	478,430,786	33,328,375	469,727,053	438,670,141	31,056,912
Shinhan Bank America		2,562,682	2,283,108	279,574	2,256,668	2,016,393	240,275
Shinhan Bank Canada		1,143,900	1,042,630	101,270	1,035,231	939,250	95,981
Shinhan Bank Europe GmbH		1,007,977	877,557	130,420	1,085,421	976,323	109,098
Shinhan Bank China Limited		6,283,645	5,587,363	696,282	5,213,950	4,597,056	616,894
Shinhan Kazakhstan Bank Limited		1,888,046	1,665,451	222,595	1,344,932	1,219,802	125,130
Shinhan Bank Cambodia		1,358,166	952,666	405,500	1,087,730	743,577	344,153
Shinhan Bank Japan		15,422,780	14,253,040	1,169,740	13,708,217	12,715,499	992,718
Shinhan Bank Vietnam Ltd.		11,358,734	9,390,518	1,968,216	9,147,925	7,588,696	1,559,229
Shinhan Bank Mexico		460,006	331,711	128,295	379,694	251,269	128,425
Shinhan Bank Indonesia (*)		2,286,381	1,837,310	449,071	1,943,475	1,545,711	397,764
Structured entities		9,353,783	9,382,758	(28,975)	10,010,605	10,072,258	(61,653)

(*) Fair value adjustments at the time of business combination were reflected.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

42. **Investments in subsidiaries (continued)**

(b) Condensed statements of comprehensive income for the Bank (separate) and its subsidiaries for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024			December 31, 2023		
		Operating income	Profit for the year	Total comprehensive income (loss) for the year	Operating income	Profit for the year	Total comprehensive Income (loss) for the year
Shinhan Bank	₩	44,842,676	3,032,372	3,452,626	35,256,209	2,612,112	3,265,293
Shinhan Bank America		131,340	4,852	39,300	119,594	(26,696)	(21,675)
Shinhan Bank Canada		64,862	420	5,289	60,262	5,163	8,857
Shinhan Bank Europe GmbH		62,087	13,032	21,320	53,987	10,205	15,526
Shinhan Bank China Limited		312,373	1,310	79,388	305,388	39,180	37,186
Shinhan Kazakhstan Bank Limited		323,712	103,075	97,465	190,269	68,695	70,073
Shinhan Bank Cambodia		85,934	11,945	61,346	82,926	9,300	11,882
Shinhan Bank Japan		333,470	148,603	177,022	300,251	127,048	86,540
Shinhan Bank Vietnam Ltd.		823,202	263,950	408,987	806,338	232,822	218,740
Shinhan Bank Mexico		37,986	8,417	(130)	33,617	9,063	26,487
Shinhan Bank Indonesia (*)		162,342	16,453	51,308	147,208	7,616	20,181
Structured entities		494,817	55,806	57,726	546,962	57,415	57,415

(*) Fair value adjustments at the time of business combination were reflected.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

43. **Interests in unconsolidated structured entities**

(a) The nature and extent of interests in unconsolidated structured entities

The Group is involved in structured entities through investments in asset-backed securities, structured finance, and investment funds. The main characteristics of the structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.
	The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles' assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund is a type of financial assets where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group manages assets on behalf of other investors, such as investing in equity in investment funds, collective investment companies, and business members.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

43. Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	136,646,195	359,241,181	320,918,375	816,805,751

		December 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	154,932,869	296,274,180	211,534,841	662,741,890

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	1,633,139	11,503,362	219,016	13,355,517
Loans at FVTPL		-	182,966	-	182,966
Securities at FVTPL		3,150,856	49,260	7,066,246	10,266,362
Derivative assets		16,012	-	-	16,012
Securities at FVTOCI		702,805	173,265	-	876,070
Securities at amortized cost		4,752,684	-	93	4,752,777
	₩	10,255,496	11,908,853	7,285,355	29,449,704
Liabilities:					
Derivative liabilities	₩	3,130	220	-	3,350

		December 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	571,156	8,012,626	68,102	8,651,884
Securities at FVTPL		3,463,636	51,392	5,626,022	9,141,050
Derivative assets		674	-	-	674
Securities at FVTOCI		572,626	180,179	-	752,805
Securities at amortized cost		4,666,904	-	65	4,666,969
	₩	9,274,996	8,244,197	5,694,189	23,213,382
Liabilities:					
Derivative liabilities	₩	9,939	315	-	10,254

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

43. **Interests in unconsolidated structured entities (continued)**

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Maximum exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets owned	₩	10,255,496	11,908,853	7,285,355	29,449,704
Purchase commitments		1,110,100	90,677	707,137	1,907,914
Providing unused credit		319,092	567,549	38,656	925,297
	₩	11,684,688	12,567,079	8,031,148	32,282,915

		December 31, 2023			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets owned	₩	9,274,996	8,244,197	5,694,189	23,213,382
Purchase commitments		958,869	10,462	777,162	1,746,493
Providing unused credit		348,690	289,753	-	638,443
	₩	10,582,555	8,544,412	6,471,351	25,598,318

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

44. <u>Information of trust business</u>

(a) Total assets with trust business as of December 31, 2024 and 2023 and operating revenue for the years ended December 31, 2024 and 2023 are as follows:

		Total assets		Operating revenue	
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Consolidated	₩	3,385,677	3,603,114	177,961	266,404
Unconsolidated		120,287,297	122,245,925	2,802,204	2,608,100
	₩	123,672,974	125,849,039	2,980,165	2,874,504

(b) Significant balances with trust business as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Trust accounts payable	₩	8,167,311	6,530,921
Deposits		7,163	9,533
Accrued asset management fee for trust accounts		37,041	34,762
Accrued interest expense		4,886	5,547

(c) Significant transactions with trust business for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Asset management fee for trust accounts	₩	172,939	180,458
Termination fee		2,317	1,476
Interest expense on deposits		264	590
Interest on trust accounts payable		218,624	157,565